Exhibit 99.3

GROWING CANADIAN TRADE, RESPONSIBLY

EDC 2019 ANNUAL REPORT

GROWING CANADIAN TRADE, RESPONSIBLY EDC 2019 ANNUAL REPORT

GROWING CANADIAN TRADE, RESPONSIBLY EDC’s mandate is clear: we exist to help Canadian companies go, grow and succeed internationally. Over our 75-year history, we have embraced our calling, supporting more than a trillion dollars in Canadian exports and investments, and working with tens of thousands of Canadian companies to find international success. Our focus now is on making the next 75 years even better than the first – by growing Canada’s export trade while also raising the bar on responsibility and sustainability. 16,807 customers served in 2019 $102.6 billion total business conducted by our customers with the help of EDC solutions 86% of our customers were SMEs in 2019 PARTNER TO CANADIAN EXPORTERS 1 Message from the Chair 2 Message from the President and CEO 4 Performance against Objectives 6 2019 CSR Highlights 9 2019 Regional Highlights 10 About This Report 10 CHAMPION FOR TRADE ENABLEMENT 12 EDC’s Vision and Strategy 12 Assessing the Trade Environment 13 Evolving to Meet Exporters’ Needs 14 Advancing Trade Diversification 14 Creating Trade Opportunities 16 Focusing on the Long Term 17 PROMOTER OF RESPONSIBLE AND SUSTAINABLE BUSINESS 18 CSR Vision and Framework 18 Engaging with Stakeholders 20 Promoting Business Integrity 22 Creating a Great Workplace 22 Strengthening Our Communities 24 Protecting the Environment and People 24 EDC 2019 TCFD Disclosure 26 Human Rights Disclosure 32 CORPORATE GOVERNANCE 37 Board of Directors 42 Executive Management Team 45 FINANCIAL REVIEW 48 Management’s Discussion and Analysis 48 Consolidated Financial Statements 82 TEN-YEAR REVIEW 142 GLOSSARY OF FINANCIAL TERMS 150 CORPORATE REPRESENTATION 151

PARTNER TO CANADIAN EXPORTERS EDC is Canada’s export credit agency and a member of the Government of . EDC is Canada’s export credit agency and a member of the Government of Canada’s international trade portfolio. We serve Canadian companies of all types and sizes, and our customers operate in a variety of industries and markets around the world. In 2019, we had 20 international representations, one international corporate branch and 21 offices across Canada, with 1,700 staff working to help Canadian companies find international success. $2.5 billion in clean technology business facilitated 692 Canadian Direct Investment Abroad (CDIA) transactions

MESSAGE FROM THE CHAIR MARTINE IRMAN CHAIR

In 2019, Export Development Canada turned 75 years old. For more than three quarters of a century, through economic boom and bust, this corporation has worked hand in hand with Canadian businesses, helping them grow through trade and, in turn, helping to grow the Canadian economy.

Back when it was founded, it’s hard to imagine what kind of impact the Government of Canada expected the then- named Export Credits Insurance Corporation might have. I doubt anybody back in 1944 could have imagined that the company that would one day be renamed EDC would help generate more than a trillion dollars of Canadian exports and foreign investment.

This year alone, EDC helped 16,807 Canadian companies do business in more than 200 markets. It also generated more than $102.6 billion in global business for Canada. With numbers that size, it can be easy to forget that what EDC does – and has been doing for 75 years – is about a lot more than numbers. As the Chair of EDC’s Board, I’ve had the privilege of hearing first-hand accounts from exporters across Canada about the difference EDC has made for them. It’s those stories, more than the numbers, that speak most powerfully to the impact EDC has had on Canada over its history.

Help an exporter find the capital, the insurance, the customers or the confidence they need to find international success, and that makes a real difference for that company and the community around it. Do this for tens of thousands of companies over 75 years, and you can help build an economy. In 2019 alone, EDC is estimated to have supported 510,714 Canadian jobs and contributed $63.7 billion to Canadian GDP(1). That’s a major contribution to Canadian prosperity.

Just as impressive as the scale of EDC’s impact over 75 years has been the variety of forms this impact has taken. Last year, as part of a government-wide response to trade disruption in the canola industry, EDC made $150 million in commercial insurance available to assist Canadian exporters who were hurting. In 2019, EDC also continued with its commitment to support more women-owned and women-led businesses that are exporting or looking to start. Not only did EDC far surpass the $250 million financing commitment outlined in the 2018 federal Budget, it also introduced a new $50 million Women in Trade Investments Program. With this new program, EDC is delivering equity capital through both direct investment in companies and investment in Canadian venture capital funds that demonstrate a commitment to gender diversity.

EDC also entered a new era of sustainability and responsibility in 2019, recognizing that Canadians expect their export credit agency to be held to the highest standards. It released new human rights and climate change policies that bring the organization more in line with international best practices. It also completed work on a new transparency and disclosure policy aimed at helping EDC proactively share more information related to its business activities.

(1) In 2019, EDC is estimated to have supported 510,714 Canadian jobs	✓Assured

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“For more than three quarters of a century, through economic boom and bust, this corporation has worked hand in hand with Canadian businesses.”

This commitment to transparency also extended to its dealings with the media and the public, where EDC took ownership of decisions that showed gaps in its due diligence and decision-making processes – then redoubled its commitment to do better.

All of this happened in the same year that EDC hired its first woman CEO – Mairead Lavery. I was fortunate to play a role in that selection process and, now, I am honoured to serve alongside Mairead as EDC’s first woman CEO–Chair tandem. With her extensive experience in finance, strategic planning and corporate transformation, Mairead also brings a passion for EDC’s mandate. She is very much the champion that EDC needs to build its visibility in the marketplace.

She also brings with her a strong commitment to diversity and inclusion, and, in her first year as CEO, made this a point of emphasis for the organization. A workforce that is diverse and inclusive not only reflects the mosaic of Canadian society, but also better positions EDC to serve the unique needs of all Canadian businesses. In 2019, EDC created for the first time a position that is dedicated solely to supporting indigenous exporters, in recognition that more must be done to support this under-resourced business segment. EDC also completed a review of its accessibility to Canada’s indigenous business population and will build those findings into its long-term strategy.

It’s clear that EDC is changing the nature of its impact and with that, I’d like to take this opportunity to thank my fellow board members for their invaluable role in guiding the corporation through this important time of change.

For half of our Board, this was their first full year of service, and I can say that our dialogue was greatly enriched by their new ideas and contributions. The combination of these fresh perspectives, along with the knowledge and experience of our veteran members, made for a special dynamic in 2019 that was very effective and, frankly, a pleasure to be a part of. I can’t wait to see what we’ll accomplish in the years ahead.

Finally, I would like to express my deep gratitude to the hard-working employees of EDC. This corporation started 75 years ago with four people, three of whom were veterans of the Second World War. All of them, no doubt, were excited to start the important work of making sure Canada was ready to realize its full potential in the post-war global economy. Today, you are continuing to build on their important legacy, doing work that is no less exciting, important...or challenging. I can point to thousands of exporters across this country who are grateful for how you’ve helped them grow and succeed internationally. On behalf of the entire Board of Directors of Export Development Canada, thank you for making a difference for those companies, and for Canada.

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MESSAGE FROM THE PRESIDENT AND CEO MAIREAD LAVERY PRESIDENT AND CEO

This time last year, writing in this space, I was proud and excited to be starting my first year as the new President and CEO of Export Development Canada.

The year before I took on my new role, the corporation had proved its ability to expand its influence in the market and deliver greater value for more Canadian exporters. EDC had nearly doubled its customer count, launched new products and services, and opened new offices. That was 2018, the year we proved we could do more.

In 2019, EDC built on that momentum. And we showed not only the ability to do more business, but a willingness to do business differently.

International trade has the incredible potential to generate wealth, create jobs and lift people around the world out of poverty. But, mismanaged and unregulated, it can also have negative impacts, on the lives of people and communities, and on our environment. This understanding underpinned two major initiatives of 2019.

EDC’s new Human Rights Policy, released in May of 2019, overall aligns our organization with the UN Guiding Principles on Business and Human Rights, and provides essential clarity to our customers and partners on where we stand on human rights. It recognizes that EDC’s support could be connected to human rights risks and that we, as a financial institution, have a responsibility to ensure that they are prevented and mitigated across our portfolio of transactions. Our Human Rights Policy is one important tool that will help EDC step up and play the role it must – to do better business.

This initiative has garnered much positive attention from civil society and other stakeholders. It’s also a policy that is close to my heart. Having grown up in Northern Ireland during the 1970s and ’80s, I know first-hand the human cost of living in a society divided by prejudice and discrimination. I also know we all have a role to play in defending human rights and building inclusive societies, safe communities and welcoming places. I myself continue to learn about the complex interactions between business and human rights, including through my participation in international forums focused on this area. Since I took on this role, I’ve had the opportunity to share EDC’s human rights journey – both our successes and where we could have done better – and continue to drive forward efforts to work ahead to continue to strengthen our practice.

In January of 2019, EDC also released its first dedicated Climate Change Policy, which recognizes the need to be proactive and informed in response to the global transition to a low-carbon and climate-resilient economy. This document commits our organization to measuring, monitoring and disclosing climate-related risks and opportunities, integrating climate change considerations into our business decisions and encouraging our partners to do the same. In addition to prohibiting any new financing for thermal coal mines, power plants or dedicated thermal coal infrastructure – anywhere in the world – EDC is also taking steps to reduce the carbon intensity of its lending portfolio, and these steps are elaborated on in our second annual effort to align with

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the recommendations of the Task Force on Climate-related Financial Disclosures, which you will find in this report. I’m proud to say that this policy puts EDC among the world’s leading export credit agencies when it comes to initiatives to address this significant and complex global challenge.

Another area where we continued to show leadership was in clean technology. In this priority sector, we continued to expand our risk appetite and our investment in new solutions to help these exporters grow. To date, we have facilitated over $9 billion in Canadian cleantech exports since 2012, maintaining EDC’s position as Canada’s single largest financier in the sector.

The innovative spirit of these new and exciting initiatives was also very much in play as EDC continued to develop its traditional lines of business, providing financing and insurance, as well as advice and knowledge, to Canadian exporters across the country.

In September 2018, we launched a pilot effort with National Bank, which was expanded nationally in November of 2018. The Trade Expansion Lending Program (TELP) was officially launched in 2019, with RBC joining on in March of the year. TELP provides banking partners with a predefined capacity to issue loan guarantees to their exporting customers, creating easier access to working capital for more Canadian exporters. I’m pleased to report that in 2019 the pilots not only succeeded, but also helped generate momentum for the creation of new partnerships with no fewer than four more Canadian banks in 2020.

In addition to expanding the value EDC can deliver, the program does something even more powerful. By embedding an export tool like TELP within the menu of products offered by Canada’s premier commercial banks, EDC helps expand the awareness of exporting as a small-business strategy. This is the kind of thinking that also underpins the incredible work we accomplished in 2019 with our expanding list of knowledge and advisory services – partnerships, webinars, workshops and events, among other initiatives – that continued to help thousands more Canadian companies understand the value and benefits of seeking success in international markets.

Expanding to global markets was also at the heart of the 2019 opening of two exciting new offices in Chicago and Atlanta. While Canadian exporters have a long history of success in the United States, recent challenges in this relationship have shown that our access “south of the border” is something we can’t take for granted. These new offices in the U.S. Southeast, and the Great Lakes regions of the Midwest, give Canadian businesses important new footholds in rich and dynamic regions of Canada’s biggest trading partner.

Here at home, among Canada’s entrepreneurial community, EDC was also active in ensuring a dynamic economic environment. To me, that means diverse and inclusive entrepreneurship. In 2019, EDC continued to play an important role in helping expand opportunities for women. So far, we have facilitated over $1 billion in business for women-owned and women-led businesses and, in 2019, helped 333 such companies take their first steps overseas and expand into new markets.

As the President and CEO of Export Development Canada, I also have the privilege of chairing the board of EDC’s subsidiary, FinDev Canada, Canada’s first development finance institute. In just its second full year of operation, FinDev Canada continued to find success and build even greater momentum in support of businesses in developing countries, reducing poverty, empowering the economic position of women and addressing climate change. By the end of 2019, FinDev Canada had invested over $124 million throughout nine transactions in Sub-Saharan Africa and Latin America, in sectors such as agribusiness, green growth and local financial institutions, providing services to micro and small and medium-sized enterprises.

It’s important to note as well that 2019 was also the year that Export Development Canada celebrated its 75th birthday. Our launch, in 1944, was part of a global movement that saw the creation of scores of national and international institutions. The majority of these institutions had a similar goal: making the world a better place by developing economies, rules-based trade and the foundation of post-war international relations.

I believe EDC has a place of pride in that generation of institutions. Not just as an engine for Canadian economic success, but in our promotion of something just as important – Canada’s brand and values. I know that all of us take great pride as well in working at an organization that provides a safe, inclusive and welcoming workplace for all its employees. We are, ultimately, a company that strives to be as diverse and as caring as the country we serve. One of the many privileges of this job is the opportunity I have to travel the globe and see that brand and those values in action.

Today, entering my second year as EDC’s President and CEO, I am as proud and as excited as ever to lead an organization that, every day, helps bring that Canada brand and those Canadian values to the world.

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PERFORMANCE AGAINST OBJECTIVES

STRATEGIC MEASURES

Business measures		2019	2019 Plan	2018	% Change
Customers served		16,807	n/a	13,135	28%
Business facilitated ($B)	Not met	102.6	110.6	104.6	-2%
Canadian Direct Investment Abroad (CDIA) transactions	Target met	692	5%–20%	584	18%
Small business and commercial transactions	Target met	6,140	3%–12%	5,905	4%

Customer-related measure		2019	2019 Plan	2018
Net Promoter Score	Not met	69.5	70.0–76.0	75.3

Financial measure		2019	2019 Plan	2018
Productivity ratio (%)	Target met	36.4	35–39	32.9

BUSINESS MEASURES

Total business facilitated

$102.6 billion    i    2% vs. 2018

Through our range of financial solutions, we supported $102.6 billion in exports, foreign investment and trade development activities in 2019. Our insurance program helped more than 5,500 customers close over $75 billion in export sales, with almost 100,000 buyers located around the world. More than 76 per cent of this business was credit insurance, which helps companies mitigate credit risk and leverage their receivables with financial institutions to unlock more short-term financing. This insurance enables companies to conduct business in higher-risk markets than they would normally operate in. In addition, our financing activities delivered more than $27 billion in new financing to Canadian customers and their foreign trading partners.

Small business and commercial (SBC) transactions

6,140     h    4% vs. 2018

Small and medium-sized enterprises (SMEs) are key contributors to economic growth, innovation and new job creation. They are also a key feature of Canada’s trade landscape. Accordingly, EDC places a strong emphasis on supporting SMEs in developed and emerging markets. We accomplish this through our financing and insurance solutions, as well as leveraging our relationships with foreign buyers to encourage the purchase of Canadian goods and services and introduce SMEs into their supply chains.

To track our efforts, we look at the number of insurance and financing transactions that occur with our SBC customers in a calendar year. This measure includes acquiring new customers, retaining existing customers and selling multiple products to customers. In 2019, we facilitated 6,140 transactions, up from 5,905 in the previous year. This growth is primarily due to a greater number of transactions with small businesses to help them gain access to financing.

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Canadian Direct Investment Abroad transactions

692     h 18% vs. 2018

Canadian Direct Investment Abroad is an important contributor to the Canadian economy. Canadian companies generate almost as many sales through their foreign affiliates as they do directly from their exporting operations. For many Canadian companies, establishing business operations or acquiring business assets in another country is a key strategy to achieve their business goals and stay competitive.

Supporting Canadian companies’ investments abroad is an integral part of our core business. We provide various solutions to assist Canadian companies with their foreign investment activities. These include loans to help companies open facilities in new markets or participate in joint ventures, or insurance products to mitigate overseas risks, such as a customer’s refusal to pay a foreign affiliate. We expanded the definition of CDIA in 2019 to include foreign branches and foreign assets.

In 2019, we facilitated 692 CDIA transactions, up from 584 last year. We witnessed increased growth with our working capital solutions, in particular our Export Guarantee Program (EGP) and International Trade Guarantees. These guarantees are offered in partnership with Canadian banks to support Canadian companies’ working capital needs, particularly Canadian SMEs.

Customers served

16,807     h 28% vs. 2018

The customers served measure reflects EDC’s focus on helping more Canadian companies. This measure is the count of unique companies EDC transacts with over a calendar year. We consider a customer to be one that provides EDC with either financial payment or, in the case of certain knowledge-based products, information on their company that goes beyond publicly available information. EDC’s knowledge solutions serve the needs of many companies, particularly small-sized companies, who are looking for early-stage exporting information to help them make more informed business decisions.

In 2019, we served 16,807 customers, up from 13,135 in 2018. Just over 9,000 customers used one of EDC’s financial products, which was a five per cent increase over 2018. Included in these customers are more than 1,300 Canadian companies that used both financial and knowledge products. In addition to those 9,000 customers, we had another 7,800 Canadian companies that used at least one of EDC’s knowledge products, which was up 72 per cent compared to 2018.

Net Promoter Score

69.5     i vs. 2018

The Net Promoter Score (NPS) is the measure against which EDC evaluates customer satisfaction and loyalty. It measures the likelihood that our customers would recommend EDC to business colleagues. As well, it provides insight on how we are meeting our customers’ needs and delivering on their expectations.

Our score of 69.5 places us in the top quartile of North American business-to-business companies according to industry benchmarks. However, it was lower than in 2018. The main drivers for this include: unclear communication to some of our larger customers with respect to EDC’s participation in their general corporate bank facilities; a large number of account management relationship changes for some customers; and usability issues as our insurance customers adopted the new online Portfolio Credit Insurance portal.

Productivity Ratio

36.4%    Achieved target

The Productivity Ratio (PR), the ratio of administrative expenses to net revenue, captures how well we use our resources and ultimately how we manage our costs. In 2019, our PR was 36.4 per cent, which was within our target range of 35 to 39 per cent. This means that 36.4 cents of every dollar that we earn goes towards our expenses, with the remaining 63.6 cents available to grow our capital base and support our loan and insurance portfolios.

The PR in 2019 was less favourable than the 2018 PR of 32.9 per cent, but this was an expected consequence of EDC’s ongoing broader transformation. For example, serving more small and micro-sized businesses is a top priority, but these companies generate less revenue for EDC than larger companies, and serving a growing number of them requires more resources. We are also investing significant resources in strengthening our Corporate Sustainability and Responsibility (CSR) and risk management practices – both of which are critically important for EDC’s long-term sustainability, but do not generate revenue. These investments mean we are running a more expensive business now, but all with a view to building a stronger foundation and improving our position to deliver for Canadian businesses going forward.

EDC 2019 ANNUAL REPORT | PARTNER TO CANADIAN EXPORTERS 7

CSR MEASURES

	2018	2019
Environment and people
Clean technology business facilitated	$2.1 billion	$2.5 billion
Number of clean technology financial customers	210	227
Business integrity
Number of financial crimes awareness-raising sessions delivered to EDC customers	2	4
Percentage of new customers receiving letter from EDC CEO advising them of Canada’s anti-corruption laws and bribery and corruption risk reduction information	100%	100%
Percentage of relevant employees receiving financial crimes training (annual)	100%	100%
Percentage of employees certified on EDC’s Code of Conduct (annual)	100%	100%
Our workplace
Percentage of leadership roles held by women	47%	52%
Percentage of indigenous people	1.4%	1.2%
Percentage of persons with disabilities	2.8%	2.5%
Percentage of visible minorities overall	19.2%	20.5%
Percentage of new employees who received sustainable and responsible business onboarding	62%	80%
Percentage of new Board members who received sustainable and responsible business onboarding	100%	n/a
Carbon footprint (tonnes CO2e)	3,330	3,539
Number of initiatives supported by the EDC-CARE Partnership (including advisor placements, project proposal support, memberships, conference/forum participation)	25	14
Our communities
Number of EDC-sponsored employee volunteer days	80.5	62.5
Number of students supported	1,174	1,804
Number of women-owned businesses served with knowledge, connections and financial solutions	144	333
Women-owned and women-led business facilitated	$400 million	$650 million
Women-owned and women-led unique customers acquired	119	132
Women-owned and women-led unique customers served (cumulatively)	249	381
Number of small business customers served	8,801	11,925

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2019 CSR HIGHLIGHTS

ENVIRONMENT AND PEOPLE

$2.5 BILLION
Clean technology business facilitated

227
Number of clean technology financial customers

BUSINESS INTEGRITY

OUR WORKPLACE

52%
Percentage of leadership roles held by women

OUR COMMUNITIES

$650 MILLION
Women-owned and women-led business facilitated

11,925
Number of small business customers served

2019 CSR ENVIRONMENT AND PEOPLE HIGHLIGHTS $2.5 BILLION 227 Clean technology Number of clean technology business facilitated financial customers BUSINESS INTEGRITY OUR WORKPLACE 100% 100% 52% Percentage of relevant Percentage of employees Percentage of leadership employees receiving financial certified on EDC’s Code roles held by women crimes training (annual) of Conduct OUR COMMUNITIES 333 $650 MILLION 11,925 Number of women-owned Women-owned and women-led Number of small business businesses served with business facilitated customers served knowledge, connections and financial solutions

EDC 2019 ANNUAL REPORT | PARTNER TO CANADIAN EXPORTERS 9

2019 REGIONAL HIGHLIGHTS

LATIN AMERICA

Latin America continues to be EDC’s strongest Business Connections program market, reporting $1.0 billion in connection financing and making 354 introductions to EDC customers in the region for 182 Canadian suppliers. This program and the connection financing solutions are discussed in more detail on page 16.

In Mexico, targeted B2B and matchmaking efforts in the retail and consumer goods sectors generated international contracts and purchase orders for more than 20 Canadian companies. In Chile, EDC led a disruptive technologies mission to meet EDC’s Tier 1 mining clients and helped reduce “contact to contract” time for Canadian exporters from two years to as little as six months. We also continued to support CDIA transactions in the region.

EUROPE, MIDDLE EAST AND AFRICA

EDC supported Canadian pension plans with their European investment activities through the provision of $1.9 billion in financing. Our rapid response teams guided exporters through political challenges in the regions, such as Brexit and heightened Saudi Arabian commercial/sovereign risk. The teams were also active in Canada–European Union Comprehensive Economic and Trade Agreement (CETA)- related awareness events in support of Canadian and European trade and investment.

We completed our first sustainability-linked loan structure in support of Canadian direct investment abroad, with key covenants tied to the borrower’s compliance with environmental metrics. We also leveraged our connection financing program to build greater awareness of Canadian supply capabilities through 11 targeted business connection events.

ASIA PACIFIC

Asia Pacific remains an important destination for Canadian pension plans looking to deploy assets and diversify their portfolios in one of the world’s fastest-growing regions. In Australia, EDC supported Canadian direct investment abroad in the infrastructure sector through the provision of $863 million in financing. We also saw significant activity in the infrastructure and environment sector in India, where we provided $403 million in financing.

Our presence in China enabled us to build relationships with key actors in the agri-food sector. As a result, we completed EDC’s first foreign direct investment transaction in this sector for the construction of a $340 million infant formula plant in Kingston, Ontario, which will export all of its production to China.

ABOUT THIS REPORT

This is EDC’s second integrated annual report, covering both our financial and non-financial priorities. The report covers business activities for the 2019 calendar year at all EDC operations across Canada and around the world.

GLOBAL REPORTING INITIATIVE STANDARDS

The CSR-related content in this report is based on the findings of our 2017 materiality assessment, which was conducted based on the recommended approach from the Global Reporting Initiative (GRI) Standards. This report has been prepared in accordance with the GRI Standards: Core option. The GRI Standards Content Index, reviewed by the GRI, is available for download on our website.

ADDITIONAL COMMITMENTS

This report also helps to demonstrate EDC’s commitment to the UN Global Compact through its alignment with the Sustainable Development Goals (SDGs), which are a key component of our CSR strategic framework and our commitment to taking action on climate change through our response to the Task Force on Climate-related Financial Disclosures (TCFD) recommendations.

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CSR LIMITED ASSURANCE

Each year, we undertake a limited assurance exercise using the services of an independent third-party auditor. For this report, we used Ernst & Young. This exercise not only provides stakeholders with insight into the reliability of key quantitative indicators used in this report, but also helps us better manage how we collect this data and measure our achievements. We select indicators based on a number of criteria, such as the need to improve our management processes, and areas where there is stakeholder interest. This year, we decided to assure indicators reflecting four material CSR areas of our performance:

•	The number of transactions that underwent human rights risk screenings in 2019

•	Our climate finance in developing countries

•	The number of transactions that underwent financial crimes enhanced due diligence

•	Equivalent number of Canadian jobs supported by the total value of exports and investments facilitated by EDC

We have used	✓ Assured	to indicate assured information. The
statement from our assurer is available on our website.

FINDEV CANADA ANNUAL REPORT

Having been entrusted by the Government of Canada to create a Canadian Development Finance Institution (DFI), EDC launched FinDev Canada, a wholly owned subsidiary. Visit findevcanada.ca for more information, including FinDev Canada’s 2019 Annual Report.

YOUR FEEDBACK

We’d like to hear your thoughts on our report. Please share them directly via email to csr-rse@edc.ca or ExternalComms@edc.ca.

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CHAMPION FOR

TRADE ENABLEMENT

EDC levels the playing field for Canadian companies doing business internationally.

As international risk experts, we equip Canadian businesses with the tools they need – the trade knowledge, financing solutions, equity, insurance and connections – to take on the world with confidence.

$50 million Women in Trade Investment Program provides equity capital to women entrepreneurs

$102.6 billion of exports facilitated by EDC

in 2019

EDC’S VISION AND STRATEGY

EDC’s vision is to be the leader in helping every Canadian company go, grow and succeed internationally. Everything we do is grounded in our vision – it helps us set priorities and gives direction to our growth.

In practical terms, it’s about providing support for more exporters, at every stage of their journey – from encouraging and equipping them to take their first international steps, to offering the financial solutions needed to accelerate their growth, to helping them diversify into fast-growing global markets and sectors.

Our five-year corporate strategy, which enters its final year in 2020, is geared to becoming more relevant to more Canadian companies, as measured by the number of customers served. Having averaged about 7,500 customers a year in the previous decade, we set out in 2015 to significantly increase that number and put in place strategies and initiatives to support the growth.

As we consider our future strategy, we plan to go beyond simply measuring relevance by the number of customers served to considering the success our customers have achieved and, by extension, the impact we’ve had on Canada’s trade competitiveness.

Current strategic priorities include the following:

HELPING MORE CANADIAN COMPANIES GO, GROW AND SUCCEED

We’re increasing the number of companies served by promoting the benefits of exporting through new and different channels, offering unique financial solutions and international trade connections, and growing our range of products and services aimed at helping SMEs overcome export challenges.

SUPPORTING THE GOVERNMENT OF CANADA’S PRIORITIES

EDC’s strategy aligns with the Government’s trade agenda, which includes expanding and diversifying Canadian exports to new and emerging markets, and advancing Canada’s progressive and inclusive interest abroad.

INTERNAL TRANSFORMATION

Three large-scale transformation initiatives are enabling our growth: (1) The continued enterprise risk management (ERM) transformation was our number one priority in 2019 as we sought to build the culture and capabilities needed to support Canadian companies as they venture into higher-risk markets. (2) Our digital transformation is improving the customer experience and becoming the most scalable way for EDC to deliver relevant content, solutions and services to a broader range of customers. (3) Our credit insurance transformation is moving our full portfolio of credit insurance products online, and is particularly valuable to SMEs looking to protect themselves from risks of non-payment by their international customers. Credit insurance is often the first EDC product that exporters use.

CSR STRATEGY

We adopted a new CSR vision and strategic framework in 2018, and have since been reshaping key policies that govern our conduct regarding human rights, our impact on climate and our transparency and disclosure of information.

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FINANCIAL SUSTAINABILITY

Our ability to deploy lending and insurance solutions to Canadian exporters is dependent on our commitment to sound financial management. EDC is financially self-sustaining and does not receive parliamentary appropriations. The income that we generate is applied directly against Canada’s fiscal accounts and it strengthens our capital base.

We achieve self-sustainability by operating on commercial principles and taking a disciplined approach to all financial matters. This means we must be able to remain solvent under stressed scenarios, keep a well-capitalized balance sheet and adequate liquidity to meet our financial commitments, and have sufficient reserves against future losses. All initiatives within EDC’s business strategy must be evaluated to ensure they reflect our commitment to fiscal prudence and our long-term viability.

Key federal partners

EDC collaborates extensively with federal partners to deliver a seamless experience. Among them:

•	Collaboration with the Trade Commissioner Service (TCS) remains of the utmost importance to ensure we are working together on the Government of Canada’s trade diversification strategy to deliver a seamless experience to Canadian exporters. In 2019, EDC appointed a dedicated relationship professional to build and operationalize a strategic plan, with forward-thinking tactics, to continue to grow both organizations’ client base and relevance. Additionally, EDC’s Government Relations (GR) team continues to engage with GAC/TCS, with the responsibility of managing shareholder requests and coordinating EDC’s responses to shareholder priorities.

•	Our alliance with the Business Development Bank of Canada (BDC) enables both organizations to leverage our respective areas of expertise to better support Canadian companies throughout their growth journey. In 2019, EDC and BDC launched a second joint solution called EDC–BDC International Purchase Order Financing.

ASSESSING THE TRADE ENVIRONMENT

International trade is critical to Canada’s economic growth and prosperity. While new export opportunities are opening up, the escalation of trade tensions and increasing uncertainty about the global economy also make trade more complex and unpredictable – to the extent that many Canadian companies consider it too risky.

EDC believes the rewards of exporting far outweigh the risks. Part of our role is to help Canadian companies anticipate and manage those risks and to seize export opportunities as they arise. We see numerous openings in the current trade environment.

TRADE DIVERSIFICATION

While Canadian companies typically export to the U.S., diversification beyond traditional markets presents significant opportunities to mitigate concentration risk and grow.

EMERGING MARKETS

The relentless growth path of emerging markets will see them capture a greater share of global GDP over time. Leveraging this growth will increase the long-term potential of Canadian exporters by increasing their share of Canada’s total exports over time.

CANADIAN DIRECT INVESTMENT ABROAD

By establishing a local presence in global markets, direct investment abroad enables Canadian companies to overcome trade barriers, expand their reach and acquire new buyers and opportunities, thereby hedging against risk.

FREE TRADE AGREEMENTS

The CETA eliminates 99 per cent of tariffs for Canadians exporting to the E.U. and places Canada in a unique position to become a supply chain leader in Europe. Once in full force, the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP) will give Canadian companies access to nearly 500 million consumers in the region. Add this to the nearly 500 million consumers we gain access to through CETA and the 500 million consumers we can reach through the new Canada–United States–Mexico Agreement (CUSMA) and Canada’s free trade zone grows to 1.5 billion consumers.

CANADA’S BRAND

Behind the maple leaf is a reputation for being reliable, responsible, innovative producers of quality goods and services, making Canadian companies ideal international trading partners.

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Top 10 global risks

In 2019, EDC’s economics team released a list of the top 10 global risks facing Canadian exporters over the next five years. The top three were America First policies, the threat of a global recession and global protectionism. A summary of the report is posted on our website.

EVOLVING TO MEET EXPORTERS’ NEEDS

To be successful, we need to adapt quickly to changing market realities, while helping our customers do the same. More than ever, this means responding to the unique needs of SMEs, who are the backbone of Canada’s economy, representing 99 per cent of all business and employing more than 10 million Canadians.

We continue to roll out new digital solutions for the growing number of customers who prefer self-service or need a combination of digital and in-person services. Through online knowledge products, we’re able to share our trade intelligence with more SMEs and new exporters. We’ve also established strategic alliances with non-traditional partners like e-accounting firms and freight forwarders and deepened our collaboration with banking partners.

EDC maintains offices across Canada to stay close to local companies who need our help. To bolster our support, we created a dedicated team of account managers in 2019 who provide expert guidance and assistance to high-growth companies across all industries.

NEW AND NOTEWORTHY

The Trade Accelerator Program (TAP) helps SMEs gain knowledge and a network of contacts to unleash their export potential. Through a series of in-depth workshop sessions with trade and industry experts including EDC staff, TAP provides strategy, resources and mentorship to help Canadian business leaders formulate their export strategy. Developed by the Toronto Board of Trade, the program is supported by EDC nationally with 31 workshops held in five provinces in 2019. EDC plans to expand TAP to more than 50 workshops in seven provinces in 2020.

The Trade Expansion Lending Program (TELP) is a streamlined, standardized version of our popular Export Guarantee Program (EGP), in which we share the risk with an exporter’s bank by providing a guarantee on the money the exporter borrows. Specifically designed for the under-served small exporter segment, TELP makes for a simpler, faster lending process by allowing our banking partners to apply EGP guarantees on select loans with less upfront involvement from EDC. The program was piloted with National Bank in 2018, and officially launched in 2019, with RBC joining on in March of the year.

140 TELP customers acquired in 2019

International Solutions Suite

Through a new partnership with MaRS Discovery District (MaRS), we’re developing a tailored and dedicated program of advice and expertise for growing Canadian science and technology companies, called the International Solutions Suite. The portfolio of services helps companies identify new potential global markets while simultaneously exploring practical solutions for succeeding in those parts of the world. We’ve already launched the United Kingdom Country Guide, which covers topics such as market opportunities, business regulations and taxes, and is tailored to the unique opportunities and challenges facing Canadian early-stage companies.

ADVANCING TRADE DIVERSIFICATION

Export diversification is an integral part of the government’s strategy for supporting strong economic growth and prosperity for all Canadians. It’s a strategy aimed at securing more opportunities for Canadian exporters and investors to compete and succeed in fast-growing global markets and sectors, and at mobilizing more Canadian companies – including SMEs and underrepresented groups – to export.

Diversification has been a long-standing objective of EDC as well. Through our 20 international representations, we nurture relationships with buyers in key geographic markets and gather valuable market intelligence on behalf of Canadian exporters. We work closely with the TCS in each market, deploying a “Team Canada” approach to create trade and investment opportunities.

Helping Canadian companies realize the benefits of Canada’s free trade agreements (FTAs) is another component of our strategy. In 2019, EDC published an e-book, Profiting from Canada’s Free Trade Agreements. We also hosted multiple webinars on Canada’s FTAs, with nearly 3,000 registrants, and joined the TCS on their cross-Canada CPTPP promotion tour.

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As part of the Government of Canada’s response plan to challenges facing Canadian canola producers, EDC made an additional $150 million in commercial insurance available in 2019 to help canola producers pursue international market diversification opportunities.

WOMEN IN TRADE

Gender inequality remains an issue in the entrepreneurial world. In Canada, women-owned companies account for 16 per cent of all SMEs, and only 11 per cent of these companies export. In 2018, the Government of Canada launched its women entrepreneurship strategy to encourage the full and equal participation of women in the economy. EDC’s contribution to this strategy is a $250 million initiative, which we’re leveraging over three years to help companies owned and led by women grow and scale their business.

This commitment marked the start of a structured approach to increasing EDC’s support for Canadian women-owned and women-led businesses. We developed a strategic roadmap to focus our efforts, which was based on research into the specific needs and challenges that women entrepreneurs face along their exporter journey. The results so far suggest that we’re on the right track – with $650 million of business facilitated through our financial solutions in 2019.

Increasing EDC’s availability among women-owned and women-led businesses was a 2019 priority, which was advanced through several proactive and direct initiatives. This included developing a network of key stakeholders across the ecosystem to help us connect with businesswomen, launching the Women in Trade website, and participating in more than 30 events targeting women entrepreneurs, including all 15 of BDC’s bootcamps for women.

Research has always been central to our strategy. To address research findings indicating that equity capital providers were not meaningfully investing in businesses owned or led by women, we announced a new $50 million Women in Trade Investments Program, which provides equity capital specifically for women entrepreneurs. We also initiated a research project with BDC and the Women Entrepreneurship Knowledge Hub to gain further insights into the specific challenges and opportunities for women in trade.

LGBTQ2+ OWNED BUSINESSES

The economic impact of LGBTQ2+ owned businesses in Canada is growing, with an estimated 140,000 companies in existence. In 2019, EDC became an official corporate partner of the Canadian LGBT+ Chamber of Commerce, the sole body in Canada that can certify a company as an LGBTQ2+ enterprise. As part of this partnership, we participated in its annual business summit, presenting the first Exporter of the Year Award, and joining a panel discussion on growing business outside of Canada.

EDC was also part of a trade delegation to the U.S., supporting LGBTQ2+ owned businesses that were meeting with U.S. banks and companies to gain access to their supplier diversity programs. We’re now working closely with several of these companies.

Indigenous-led exporters

Towards a goal of doing more to support indigenous-led companies, we’ve appointed a corporate lead for indigenous exporters, who’s charged with building out EDC’s long-term strategy.

Recognizing that there’s much to learn and much to do, we travelled across the country in 2019, engaging with indigenous organizations, businesses and financial institutions to understand the specific needs and challenges of indigenous businesses looking to export, and to raise awareness of EDC. We also established an internal advisory committee to provide guidance and align efforts across our organization.

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CREATING TRADE OPPORTUNITIES

In addition to supporting export transactions, EDC has a proactive mandate to develop export trade – that is, to open doors and international opportunities for Canadian companies’ products and services. One of our strategies is to build relationships with targeted foreign companies operating in strategic markets or sectors, and then connecting qualified Canadian businesses to those companies.

Through the EDC Business Connection Program, Canadian companies are introduced to leading global companies interested in benefiting from Canadian expertise and innovation and with whom EDC has nurtured relationships over months and years.

Although the program is a highly customized service, we are working on scaling up the program through the use of technology so that more companies can benefit from it. Today, exporters can go on our website to see the various markets, sectors and companies where we have relationships that they might be able to leverage, assuming they meet the qualification criteria.

CONNECTION FINANCING

Connection financing, our most widely used tool to advance business connections for our Canadian customers, is an untied financing commitment made to a targeted international relationship, which we leverage to influence that company to work closely with EDC and to consider Canadian procurement. This includes agreeing to work with EDC to better understand Canadian capabilities – for example, by participating in business connection events.

We reviewed all of our connection financing relationships in 2019 to ensure alignment with EDC’s corporate values, policies and strategy. This exercise prompted us to adopt an even more deliberate and strategic approach to our relationships and the companies with which we do business going forward. We made decisions to exit some relationships with foreign connection financing borrowers whose CSR management capabilities did not meet our expectations. We are focusing on fewer connections financing relationships, with those companies that embody best practices.

In 2019, EDC:

•	Helped 542 Canadian companies (primarily SMEs) do business through connection financing relationships

•	Extended 28 new connection financing loans for total loans of $5.4 billion

•	Added two loans to first-time connection financing companies

BUSINESS CONNECTIONS

EDC organizes B2B connection events and collaborates with the Trade Commissioner Service and other Canadian partners on trade missions that provide unique opportunities for Canadian exporters to meet international companies. To improve the prospects of a contract win, we’ve made a strong push to engage Canadian companies that can address foreign companies’ key business needs, such as innovation, green procurement or digital transformation.

For example, in 2019 our Global Trade team invited 15 innovators in the Canadian mining space to meetings with four connection financing relationships in Chile. While Canadian mining suppliers are best in class around the world and bring value through their services and technology, supplier value propositions were mapped out tightly against international companies’ needs and procurement opportunities. The meetings themselves took place at the mining company offices so that more of the company’s representatives could participate and our Canadian customers could engage with people who were uniquely qualified to assess their offerings.

The result: 41 meetings took place, of which 12 progressed into opportunity development before the end of the year, with two sales already finalized. In a mining sales cycle that typically takes one to two years, a one-month cycle broke the mould.

In 2019, EDC hosted 15 formal connection events, bringing together 196 unique Canadian companies and 32 unique international buyers.

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FOCUSING ON THE LONG TERM

Over the past two years, we’ve been very purposeful about looking at our business from the perspective of sustainability and impact. We know that EDC’s long-term viability is tied to our customers’ sustained success and our ability to contribute meaningfully to Canada’s trade competitiveness. This mindset is changing how we work. Here are some examples:

•	We established new governance practices and changed our process for onboarding large-scale Canadian exporters and trade creation borrowers. Before engaging with companies at the transaction level, we review them for both financial and non-financial risks, as a way of getting to know them better, identifying where we can best support them, and assessing whether they meet our requirements and expectations. If a company is onboarded, a streamlined due diligence process can then be performed at the time of a transaction.

•	EDC provides a range of financial solutions to Canadian exporters across all sectors. Looking ahead, we plan to increase our focus on companies in new and emerging sectors where Canada has strong long-term prospects, as well as sectors where we can advance Canada’s progressive and inclusive trade interests. These are sectors like cleantech, advanced manufacturing and technology, where Canadian companies are innovating and developing future-forward solutions that are needed in both new and traditional industries.

•	So as not to replicate or compete with Canadian banks’ domestic products and services, we want to identify the truly unique solutions that only EDC can offer – financial products and services that fill gaps in the system or where private sector risk appetite is limited. For example, we can provide companies with growth capital to invest outside Canada, and we can invest in businesses looking for a long-term partner to help them grow internationally. Our unique value proposition, combined with our international risk appetite and extensive relationships, is changing our conversations with clients and enabling us to provide them with greater long-term value.

CLEANTECH

As the world looks to a more sustainable future, interest in cleantech has risen sharply in recent years. Canada has numerous competitive and innovative cleantech companies in many sectors and they must look abroad for opportunities to grow. EDC is here to help them. Having identified cleantech as a corporate priority in 2012, we remain the largest financier of Canadian cleantech companies.

Over the years, we’ve helped these companies by adopting a broader risk appetite for this sector; creating a dedicated cleantech team; and adapting our approaches to address market gaps, provide much-needed access to capital and enhance Canada’s reputation in the global cleantech space. We support the ecosystem by working with exporters and collaborating with our government and Crown partners – namely, Business Development Bank of Canada, Canadian Commercial Corporation, Sustainable Development Technology Canada and the Trade Commissioner Service.

EDC also manages the $450 million envelope of project finance capital for clean technologies that was established in the federal government’s 2017 budget. In 2019, we were pleased to announce our support for Ecolomondo, a tire and waste recycling company. The $32.1 million project finance loan will allow Ecolomondo to build its first commercial plant that will treat end-of-life tires, in Hawkesbury, Ontario, creating approximately 40 direct jobs and bringing substantial economic benefits to the region.

Cleantech by the numbers:

227 customers served in 2019, up from 210 in 2018

$2.5 billion of business facilitated versus $2.1 billion in 2018

Cleantech Export Week

We hosted our third annual Cleantech Export Week, which brings together experts from across Canada’s clean technology sector to continue a national conversation about the opportunities open to Canadian companies willing to tap into demand outside our borders. The event was sold out, with more attendees than ever before. New in 2019 was a “Women in Cleantech” event with two panels featuring some of the brightest and most prominent women of the cleantech and financing worlds.

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PROMOTER OF RESPONSIBLE

AND SUSTAINABLE BUSINESS

By upholding – and demanding – high standards of responsibility and sustainability, we aim to be champions of progress and catalysts for change.

EDC is mandated to help Canadian companies do business in some of the most challenging markets in the world. We understand that there are environmental, social and financial crimes–related risks involved in the business we support, and that it is critical to have strong procedures to identify, assess and manage these risks. We also know that what we do – promote Canadian trade – has the powerful potential for creating good in the world. We can change people’s lives by bringing them together and lifting them up.

50% of EDC’s Board of Directors are women	5 top employer awards earned in 2019

CSR VISION AND FRAMEWORK

Our Corporate Sustainability and Responsibility (CSR) vision is to help Canadian companies become internationally recognized as leaders in sustainability and responsibility, giving them the competitive advantage they need to succeed. Our vision establishes common ground for working with our customers to build their business and create a stronger, more equitable society.

We’ve developed a strategic CSR framework to guide our efforts. Each of the framework’s four pillars – Business Integrity, Environment and People, Our Workplace, and Our Communities – has specific priorities and key performance indicators for tracking progress. We’ve also mapped our framework to the six United Nations Sustainable Development Goals (SDGs) that are most relevant to our business and where we can have the greatest impact.

In 2019, we focused more intently on the Business Integrity and Environment and People pillars, based on our belief that we could do more, and move faster, to address key issues and become more transparent. While we’ve made considerable progress, more work is needed to keep pace with stakeholder expectations and remain at the leading edge of global standards. As such, we plan to maintain our focus on these two pillars in 2020, most notably by bringing to life our new Financial Crime Policy and implementing commitments we’ve made with respect to climate change, human rights and transparency.

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CSR GOVERNANCE

Board of Directors Oversees the CSR direction and strategy, referencing the annual Statement of Priorities and Accountabilities provided by the Minister of Small Business, Export Promotion and International Trade and our annual Corporate Plan. Risk Management Committee of the Board Receives quarterly reports on significant CSR developments, including details on transactions reviewed under EDC’s Environmental and Social Review Directive. Topics of importance or related to emerging issues are regularly brought to the full Board for awareness and discussion. Executive Management Team Plans and executes the CSR strategy. Chief Business Officer The CSR discipline was brought under the direct accountability of the Chief Business Officer in 2019, cementing the importance of CSR to EDC’s lines of business. Senior Vice-President for Sustainable Business & Enablement Leads EDC’s CSR efforts, strategically aligning activities with the Chief Business Officer’s business objectives and working closely with the Senior Vice-President, Communications and Corporate Strategy. Vice-President, Corporate Sustainability and Responsibility Has operational responsibility for CSR, including leading and improving EDC’s CSR standards and providing direct oversight of the CSR risks we take on in support of our customers.

The CSR Advisory Council’s (AC) primary purpose is to provide advice to EDC’s President and the executive team. The Chair of the Board is an Ex Officio member of the CSR Advisory Council and represents an important linkage between the CSR AC and the Board of Directors.

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ENGAGING WITH STAKEHOLDERS

EDC’s business is informed by, and benefits from, extensive engagement with a broad range of stakeholders. Given the breadth and complexity of issues related to our business, we welcome different perspectives – and we know that we’re the better for it.

With our leaders setting the tone at the top, there was a marked shift to more open, transparent and frequent dialogue with external stakeholders in 2019. This was both a response to learnings from the prior year’s Environmental and Social Risk Management Policy Framework review, and a recognition that regular engagement is essential for improving our policies and practices.

Here are our key external stakeholders and examples of how we engaged with them in 2019:

Stakeholder group	2019 events
CSR Advisory Council Our CSR Advisory Council of prominent experts provides advice and guidance to our Board and Executive Management team on our CSR practices.

The primary objective for the spring 2019 meeting was to seek the Council’s advice on how EDC can better leverage its position as an export credit agency operating in the private sector to address the human rights impacts of the businesses we support. The fall 2019 meeting focused on corporate governance and types of approaches boards of directors might take in supporting sustainability strategies. Meeting minutes are posted on our website.

Industry Stakeholder Panel

Our Industry Stakeholder Panel is composed of representatives from national industry associations, representing companies of all sizes from a variety of sectors. The panel gathers annually to discuss trade matters and provide input on how EDC can more effectively support Canadian companies.

Two new participants joined the panel in 2019: Canada’s LGBT+ Chamber of Commerce and the Organization of Women in International Trade. The themes of the session were trade diversification, and responsible and sustainable business. Meeting minutes are posted on our website.

Customers and industry groups

Through partnerships with industry groups, and participation on panel discussions and in trade missions, we deepen our understanding of Canadian companies’ needs, and are better able to promote their interests.

Our domestic regional offices engaged in the Minister of Small Business, Export Promotion and International Trade’s cross-Canada SME tours to raise awareness of the benefits of exporting and to engage with SMEs.

EDC had a large presence at the Prospectors & Developers Association of Canada conference in Toronto, participating on panels and in meetings with Canadian mining companies and international civil society organizations.

EDC executives participated in four panel discussions organized by Canadian Business for Social Responsibility (CBSR) as part of its Do Business Like a Canadian campaign.

We became a formal partner of the Canadian LGBT+ Chamber of Commerce, and sponsored and participated in its annual business summit and its trade mission to the U.S. Link to page 15 of this report for LGBTQ2+ owned businesses, indigenous-led exporters, and Women in Trade.

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Stakeholder group	2019 events

Civil society organizations and representatives

Civil society organizations provide us with important perspectives and expertise on EDC’s business operations and how they affect human rights, climate change, business integrity and transparency.

EDC’s Executive Vice-President and Chief Business Officer, Carl Burlock, met with representatives from a coalition of 15 Colombian organizations to hear their perspectives on our business activities in Colombia and deepen our understanding of the risks associated with the markets where Canadian companies do business. The coalition was joined by representatives of Above Ground, Amnesty International Canada, the Canadian Council for International Co-operation and the Public Service Alliance of Canada.

We sponsored and participated in the United Nations Global Compact Making Global Goals Local Business Canada summit, which brought together Canadian and international leaders from business, civil society, government and GlobalCompact networks to discuss how to accelerate progress toward the Sustainable Development Goals.

The Director of EDC’s Environmental and Social Risk Management participated on a panel to discuss how EDC addresses the question of business and human rights at the Taking Responsibility: Canada, Business and Human Rights symposium. Representatives from civil society and the government attended the event. Our participation at such a forum was an opportunity to connect with our key stakeholders and share information on our respective priorities in advancing our work on business and human rights issues.

International engagement

By participating in prominent international organizations, we help tackle global issues and shape standards in the areas of climate, biodiversity, human rights and social risks.

We continued our involvement in the Environmental and Social practitioner group at the Organisation for Economic Co-operation and Development (OECD). This forum allows us to share information on environmental and social policies and practices across export credit agencies. Not only does this work advance best practices on key issues, it also helps level the playing field with respect to the global use of export credits.

EDC was engaged in the Equator Principles (EPs) Association as active participants on five working groups, including as co-chair of the EP’s Climate Change Working Group, which developed the updated EP approach to climate change risk management in the context of the Principles. The new version of the EPs (EP4), which takes effect on July 1, 2020, strengthens requirements for human rights and climate change reviews and due diligence on impacts related to indigenous peoples in project financing.

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PROMOTING BUSINESS INTEGRITY

Ethical conduct is a core value, and forms the foundation of trust we create with our customers, our communities and each other.

Our Code of Conduct and its supporting guidelines and standards guide our people in their day-to-day business activities. All employees are trained on the Code and sign an annual statement confirming their compliance with its terms. They participate in mandatory mutual respect and financial crime fundamentals training and, as of 2019, privacy training as well. This new course reiterates the importance of safeguarding all personal information related to our customers, service providers, business partners and employees, and outlines the steps we must all take to do so.

FINANCIAL CRIMES

Over the past several years, we’ve enhanced our policies and practices for addressing the risks of money laundering, terrorist financing, violation of sanctions, bribery and corruption, as well as external fraud, recognizing their ability to distort trade and inhibit economic growth.

We introduced our Financial Crime Policy in late 2017 and have since been working to operationalize it in our business, starting with our higher-risk product lines. The strengthening of our “know your customer” onboarding process for financing products was a big step forward in getting to know prospective customers better and considering additional financial crime risk indicators earlier in our relationship with them.

With the 2019 implementation of an automated risk assessment tool, our baseline due diligence process is becoming more consistent, accurate and efficient. The new tool screens all customer information collected to determine if risk indicators are present and therefore require enhanced due diligence by our experts and potential strengthened risk mitigation measures to be introduced.(1)

In 2019, we also recognized that our internal due diligence practices and existing information sources don’t always provide a full picture of the underlying risks present in transactions or relationships. To remedy this, we started making more frequent use of third-party experts to conduct more in-depth analysis and, in many cases, on-the-ground direct research into the counterparties we’re being asked to work with or into specific country or industry sector scenarios where corruption and bribery are particularly concerning.

CREATING A GREAT WORKPLACE

Inspired by Our People, Driven by Our Purpose and Empowered by Our Culture is our newly articulated employee value proposition (EVP), which homes in on what’s special about working for EDC. It’s intended to help us attract, develop and retain the high-quality talent needed to continue creating value for Canada.

We brought the EVP to life through an internal campaign called “Why I choose EDC...”. Employee photos and quotes were published on our intranet and floor monitors as well as being displayed in our lobby. The EVP was launched during our 2019 annual employee conference with a video starring our own people. Following the conference, employees received “Thank you for choosing EDC” cards asking them to tell us one thing we could do to improve their employee experience. More than 300 cards were returned, providing valuable feedback that we’re now acting on.

Having traditionally conducted employee engagement surveys every two years, we moved to quarterly corporate pulse checks in 2019. This gives us more targeted feedback in areas that are most meaningful to our people – such as employee engagement, enablement, leadership involvement and decision making – and enables us to respond to issues in a timely fashion.

While improving the employee experience and building a more risk-aware culture were priorities in 2019, two other focus areas for both 2019 and 2020 are leadership development and employee wellness. (See the Prioritizing Risk Management section on page 36 for more information.)

Given the important role leaders play in shaping our culture, our leadership development program includes conferences, seminars and coaching to help executives grow personally and professionally. EDC leadership conferences bring all leaders together twice a year to align on corporate priorities and hone their skills by participating in topic-specific break-out sessions. To further promote growth and leadership excellence, we continually evaluate and invest in our program and will be rolling out a new strategy and curriculum in 2020.

Having launched a comprehensive wellness program in 2018, we’re not satisfied that it’s making a great enough impact on employees’ overall health and well-being. As a result, we conducted a wellness survey in 2019 to better understand our workplace stress and find out what’s most important to our people. The findings have informed a revised wellness strategy that will be implemented in 2020.

(1) In 2019, 183 transactions underwent financial crimes enhanced due diligence.	✓Assured

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EDC won five top employer awards in 2019

DIVERSITY AND INCLUSION

Diversity and inclusion (D&I) are fundamental strengths for EDC. We work hard to recruit diverse talent and create a culture of belonging where all employees feel accepted and safe to bring their authentic selves to work each day. Employees who feel valued and included are happier, more productive and more engaged, which ultimately strengthens EDC and our ability to serve the diversity found in Canadian companies.

Guided by our D&I Strategy and Action Plan, we’ve made strong progress on the representation of women in leadership roles over the past few years. We publicly announced that EDC had joined the 30% Club Canada Campaign, coming together with other Canadian leaders and organizations advocating for gender balance on boards and in C-suite roles.

Women currently make up 50 per cent of EDC’s Board of Directors and more than 40 per cent of our executive leadership team. We’re close to achieving gender parity across all EDC leadership levels. We’ve also increased the representation of visible minorities in leadership roles – up from 9.3 per cent in 2017 to 11.1 per cent in 2019. These are important steps, and we are proud of them – but we’re also aware that we need to improve in certain areas. As progress has been slower for indigenous employees and persons with disability representation, we plan to sharpen our focus on these two groups going forward. In addition, EDC continues to be a strong supporter of LGBTQ2+ employees and their communities.

D&I is a journey and we recognize there is more work to do. In fact, there will likely always be more work, as society continues to evolve. Significant time and effort are devoted to evolving our culture at the grassroots level through initiatives organized by employee resource groups and supported by our D&I Committee. Our Committee is led by EDC’s President and CEO, who is also the organization’s D&I Champion. The Committee is charged with advancing a culture of diversity and inclusion and acting as the eyes and ears of EDC.

A third-party D&I maturity assessment will be conducted in 2020 to obtain an independent perspective on our D&I progress and guide the development of an updated strategy and action plan.

2019 workforce composition

Overall:

Male/female – 50/50

Visible minority – 20.5%

Indigenous – 1.2%

Persons with disabilities – 2.5%

Leadership:

Women leaders – 52.0%

Visible minority leaders – 11.1%

EDC participated in the Ottawa Pride Parade for the first time in 2019, with CEO Mairead Lavery and other EDC employees joining in the festivities.

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STRENGTHENING OUR COMMUNITIES

We aspire to strengthen communities across Canada and around the world, and to create a positive impact that extends beyond our day-to-day business.

CHARITABLE DONATIONS

EDC donated $66,656 to 34 charitable organizations across Canada in support of close to 100 employees and board members who volunteered more than 2,190 hours in 2019.

COMMUNITY SERVICE LEAVE

Seventy-four employees made use of EDC’s Community Service Leave, volunteering their time over 62 days to the charitable causes closest to their hearts.

CHARITABLE CAMPAIGN

Employees gave $188,525 to United Way Centraide Canada, HealthPartners and other registered charities through our annual Workplace Charitable Campaign.

COMMUNITY INVESTMENT DAY

More than 1,400 EDC employees volunteered half a day in support of 60 not-for-profit organizations in 10 Canadian communities and in four other countries.

INTERNATIONAL BUSINESS SCHOLARSHIPS

Each year, we award 30 scholarships to students pursuing an education in business, or business and sustainability combined, at a Canadian college or university. Since 2000, that has amounted to more than 500 scholarships valued at $4,000 each.

FORUM FOR YOUNG CANADIANS

Each year, EDC is proud to welcome about 300 high school students from across the country to our head office in Ottawa, where they are exposed to international trade and participate in trade simulations.

DALHOUSIE UNIVERSITY – ROWE SCHOOL OF BUSINESS

EDC’s support for the Doing Business in Emerging Markets program helped 12 students work with four Canadian companies in the Atlantic region.

JOHN MOLSON MBA INTERNATIONAL CASE COMPETITION

We sponsored this high-profile competition, which brought in hundreds of students from top business schools worldwide and involved EDC employees in speaking and judging events.

CARE Canada partnership

In 2019, EDC and CARE Canada celebrated 10 years of humanitarian partnership and announced the renewal of the Beyond Exports program for another five years. Since 2009, our organizations have partnered to deliver business expertise and financial support to strengthen CARE’s work of delivering economic programming in developing countries. To date, 42 EDC employees have been seconded to nine CARE offices around the world.

PROTECTING THE ENVIRONMENT AND PEOPLE

As a financial institution supporting the export activities of Canadian companies, we have a responsibility to assess and manage the environmental and social risks of our customers. Through our relationships, we strive to ensure that the companies we support abide by regulations and seek to uphold best practices.

EDC’s environmental and social risk review and due diligence policies and practices are aligned with and informed by our international commitments, including relevant guidelines at the Organisation for Economic Co-operation and Development (OECD) for export credit agencies. For project finance transactions (those where we commit to financing international projects such as wind farms and mines), we also apply the IFC Performance Standards on environmental and social sustainability and the Equator Principles (EP).

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In 2019, we released our updated Environmental and Social Risk Management (ESRM) Policy Framework, including new policies on climate change and human rights, which reflect our commitment to remaining timely and relevant while serving our customers and other stakeholders in a progressive, responsible and sustainable way.

All told, the review, which included broad stakeholder consultation throughout 2018, resulted in:

•	An updated Environmental and Social Risk Management (ESRM) Policy

•	An updated Environmental and Social Review Directive

•	A stand-alone Climate Change Policy

•	A stand-alone Human Rights Policy

•	An updated and newly named Transparency and Disclosure Policy

Along with the policies, we issued public response papers explaining the changes and how stakeholder input was considered, which can be found on a dedicated ESRM Policy Review page of our website.

Learn more:

Climate Change Policy and implementation – see our TCFD Disclosure

Human Rights Policy and implementation – see our Human Rights Disclosure

Disclosure Policy and implementation – see “Promoting Business Integrity”

GREEN BONDS

With global interest in climate financing continuing to rise, EDC issued a $500 million green bond in 2019. This was our second green bond in Canadian dollars and our fifth green bond since 2014.

Proceeds of all EDC’s green bond offerings go toward our portfolio of green assets, including loans made to companies active in the preservation, protection or remediation of air, water or soil; the creation of renewable energy; or the mitigation of climate change. So far, these proceeds have helped finance approximately 30 transactions in support of environmentally beneficial companies or projects. Among other potential benefits, it’s estimated these efforts have helped to avoid more than four million tonnes of greenhouse gas emissions.

With the issuance of this latest bond, we’re hoping to bring more domestic and international investors to the table to further stimulate the growth of the green bond market in Canada.

Visit our Green Bonds web page to access our Green Bond Framework and annual green bond impact reports.

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EDC 2019 TASK FORCE ON CLIMATE- RELATED FINANCIAL DISCLOSURES (TCFD)

EDC aims to be relevant and responsive to the changing needs of the international marketplace and to support the Canadian economy of the future by helping to accelerate trade and investment in important growth sectors. To do this, EDC must apply its efforts to the areas of greatest value to Canada and its customers, ensuring it is economically relevant, and helping its customers grow in new and existing markets through a sustainable portfolio of products and services.

EDC believes that climate change is one of the most important and complex issues of our time and that it presents both risks and opportunities to its business, as well as the business of its customers. As Canada’s export credit agency, EDC’s mandate is to support and develop Canada’s export trade, and the capacity of Canadian companies to engage in that trade and respond to international business opportunities. EDC has a large and diverse portfolio operating across several sectors, including clean technology, and believes that companies across this spectrum can play a role in the transition to a lower carbon and climate-resilient economy. EDC also believes that the most important contribution it can make is to continue to provide its products and services in support of its customers’ innovation and transition, as it builds the portfolio of the future.

EDC is proudly taking a proactive approach to addressing climate change by understanding and managing risks, and identifying and investing in opportunities. The recommendations of the TCFD provide a framework within which EDC can disclose information about this proactive approach.

EDC is proud to have been the first export credit agency and first Canadian Crown corporation to become a supporter of the TCFD recommendations (September 2018) and to have issued its first disclosure in its 2018 Annual Report. This is EDC’s second climate-related disclosure, and there remains much to learn and much to do. As stated when EDC announced its support for the recommendations, as well as in last year’s disclosure, EDC’s goal is to continue to evolve its understanding of its climate-related risks and opportunities. EDC will increase the amount and granularity of the information disclosed year-over-year, as its approaches mature, as supporting data systems improve and as EDC’s TCFD journey continues. The subsequent pages detail EDC’s climate-related progress in 2019, as well as its planned next steps, under the four pillars recommended by the TCFD (Governance, Strategy, Risk Management, and Metrics and Targets).

GOVERNANCE

Progress in 2019:

✓	Published EDC’s Climate Change Policy

✓	Updated and published EDC’s Environmental and Social Risk Management Policy, Environmental and Social Review Directive, and Human Rights Policy

Climate Change Policy

Following extensive stakeholder consultation, EDC issued its first dedicated Climate Change Policy in January 2019, which articulates the principles and commitments guiding EDC’s approach to this issue. The Policy, approved by EDC’s Board of Directors, is one element of EDC’s Environmental and Social Risk Management (ESRM) Policy Framework, which also includes EDC’s ESRM Policy, Environmental and Social Review Directive (ESRD), Human Rights Policy, and Transparency and Disclosure Policy.

Board of Directors

The Risk Management Committee of EDC’s Board of Directors has oversight of EDC’s Enterprise Risk Management Framework, including the ESRM Policy Framework. The Board’s Risk Management Committee receives quarterly updates regarding the implementation of the ESRM Policy Framework, which includes the Climate Change Policy.

Management

EDC’s Senior Vice-President, Sustainable Business and Enablement, is accountable for the Climate Change Policy’s development, implementation and maintenance, as well as its execution, effectiveness and attestation. The Director, ESRM, is responsible for day-to-day implementation of the Policy. EDC’s Internal Audit group is responsible for providing independent assurance to the Board of Directors and Executive Management team in accordance with EDC’s Internal Audit Charter.

EDC’s Risk Management Committee, comprising EDC’s President and CEO and its Executive Management team, provides feedback on significant Climate Change Policy implementation initiatives.

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CSR Advisory Council

EDC’s CSR Advisory Council was established in 2006 to provide guidance to EDC on matters related to evolving best-in-class responsible business practices, including those pertaining to climate change. The Council is made up of leaders from business, civil society and academia, as well as EDC’s President and CEO. In 2019, the Chair of EDC’s Board of Directors joined as an Ex Officio Council member. The Council meets semi-annually, and other members of EDC’s senior leadership team, in addition to the President and CEO, are invited depending on the topic of discussion.

Next steps for 2020–2023:

g	Publish Board-approved Transparency and Disclosure Policy

g	Develop executive attestation process for policy compliance

STRATEGY

Progress in 2019:

✓	Created executive leadership role for corporate strategy

✓	Hosted third annual Cleantech Export Week

EDC’s corporate strategy

With fast-changing global dynamics resulting from climate change impacts, EDC intends to be a leader in supporting Canadian companies as they innovate in response to the global drive to a lower carbon future. EDC believes that taking a proactive approach, supported by its Climate Change Policy, is critical to ensuring EDC and its customers are positioned strategically to respond to the rapidly evolving risks and opportunities resulting from the climate change challenge. EDC aims to do so through an ongoing commitment to Canada’s energy sector and by helping to drive innovation and transition, as Canada works toward achieving net-zero emissions by 2050.

To date, EDC has taken several actions:

•	Embedded action on climate change risks and opportunities in its approach to Corporate Sustainability and Responsibility

•	Identified EDC’s impact on the environment among the key corporate values anchoring EDC’s 2030 corporate strategy

•	Began to develop EDC’s first long-term corporate strategy, taking a forward-thinking view of risk and opportunity, with energy and climate change as particular areas of focus

Strategic approach to clean technology opportunities

A significant opportunity related to climate change is centred around the cleantech sector. EDC made cleantech a corporate priority in 2012 and has a team dedicated to building out EDC’s cleantech offering and portfolio. In 2019, EDC established a Renewable and Sustainable Technology Structured Project Finance team, which focuses on project finance needs in the cleantech space. EDC also hosted its third annual Cleantech Export Week, which included a new Women in Cleantech component. EDC is currently developing the next phase of its cleantech strategy. The strategy will be focused on further building cleantech sub-sector knowledge in order to increase EDC’s penetration in the market for its offerings, maximize its overall impact to cleantech companies and continue to leverage its ecosystem partnerships.

Next steps for 2020–2023:

g	Integrate climate change considerations into EDC’s long-term corporate strategy via the articulation of a broader energy strategy

g	Assess the resilience of EDC’s strategy to different climate-related scenarios

g	Update EDC’s cleantech strategy

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RISK MANAGEMENT

Progress in 2019:

✓	Published EDC’s Due Diligence Framework: Climate Change

✓	Co-chaired the Equator Principles’ Climate Change Working Group in developing the updated Equator Principles Environmental and Social Risk Management Framework

Enterprise risk management at EDC

Identification and assessment of climate change-related risk forms part of EDC’s enterprise risk management framework. EDC has established a Three Lines of Defence governance model that distinguishes organizational roles and responsibilities via three lines of risk management:

•	First Line: Teams or individuals who assume, own and manage risk.

•	Second Line: Individuals and teams that oversee risk taking. Typically, EDC’s Risk Management Office acts as a second line of defence, providing independent oversight and effective challenge of risk assessments and recommendations.

•	Third Line: EDC’s Internal Audit, which is responsible for providing independent assurance to the Board of Directors in accordance with EDC’s Internal Audit Charter.

Identifying and assessing climate change–related risk

EDC’s approach to identifying and assessing climate change– related risk has been integrated into EDC’s environmental and social due diligence processes. The details of this approach are articulated in the Due Diligence Framework: Climate Change, which supports EDC’s Climate Change Policy and the thermal coal position in Appendix A of the Policy. The steps outlined in this Framework are a starting point. EDC anticipates that its climate change–related due diligence approach will evolve over time, as the organization’s understanding of this complex issue, and the implications for its business and its customers, continues to mature.

Climate-related physical and transition risks

Climate-related physical risks are those risks resulting from climate change, which involve event-driven (acute) or longer-term (chronic) shifts in climate patterns. Acute physical risks refer to those that are event-driven, including increased severity of extreme weather events such as cyclones, hurricanes or floods. Chronic physical risks refer to longer-term shifts in climate patterns (e.g., sustained higher temperatures) that may cause sea level rise or chronic heat waves.

Climate-related transition risks are risks which can arise from the process of adjusting to a lower carbon economy. These include policy and legal risks such as policy constraints on emissions, imposition of carbon tax and other applicable policies; water or land use restrictions or incentives; shifts in demand and supply due to technology and market changes; and reputation risks reflecting changing customer or community perceptions of an organization’s impact on the transition to a low-carbon and climate-resilient economy.

(source: TCFD Recommendations, June 2017)

Equator Principles’ Climate Change Working Group

As co-chair of the Equator Principles’ Climate Change Working Group, EDC worked with other Equator Principles Financial Institutions (EPFIs) to ensure a more focused integration of climate change-related risk in the updated Equator Principles Environmental and Social Risk Management Framework for project-related transactions. Equator Principles 4 (EP4), effective July 1, 2020, includes updated disclosure requirements, as well as a requirement that EPFIs consider climate-related physical and transition risks, based on specific criteria. EDC will be applying this new EP4 approach, as outlined in EDC’s Due Diligence Framework: Climate Change.

Next steps for 2020–2023:

g	Implement Equator Principles 4, including through development of a systematic approach to assessing physical climate- related risks

g	Identify and understand potential climate change impacts on credit and portfolio risks

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METRICS AND TARGETS

Progress in 2019:

✓	Established target to reduce EDC’s exposure to carbon intensive sectors by 15 per cent

✓	Served 227 cleantech sector customers and facilitated $2.5 billion of business

✓	Issued new Green Bond, worth $500 million, and published 2019 Green Bond Impact Report

Overall portfolio

EDC’s objective is to be more transparent regarding its exposure across product lines at a sector level. EDC is working to improve the granularity at which it reports on the composition of its portfolio, starting with its financing portfolio, which represents 69 per cent of EDC’s overall portfolio (see Chart A). This granularity will help EDC and its stakeholders to understand how exposed EDC’s portfolio is to climate-related physical and transition risks and opportunities (see side bar on page 28). Further details on EDC’s overall exposure can be found on page 56 of this report.

Financing portfolio

In reviewing its portfolio from a climate-related perspective, EDC’s initial focus is on transition risk related to the most carbon intensive assets within the portfolio. Chart B provides a view of EDC’s total financing portfolio along with the portion that is currently being assessed for its exposure to more carbon intensive sectors. Within EDC’s financing portfolio, the initial focus is on EDC’s structured and project finance, as well as corporate finance loans, which represents 88 per cent of EDC’s financing portfolio. The remaining financing portfolio comprises investments and letters of offer.

EDC has identified the most carbon intensive sectors in its financing portfolio based on the sectors’ average annual greenhouse gas (GHG) emissions, reported in carbon dioxide equivalent, in Canada(1). These sectors include:

•	Airlines

•	Upstream oil and gas operations

•	Petrochemicals, refining and chemicals manufacturing

•	Metals smelting and processing (e.g., steel, aluminum)

•	Thermal power generation

•	Cement manufacturing

(1)

EDC has identified sectors as carbon intensive based on whether industrial facilities in the sector emit more than an average of 500 kilotonnes (kt) of carbon dioxide equivalent (CO2e) per year in Canada, based on Scope 1 GHG emissions data reported to Environment and Climate Change Canada’s Greenhouse Gas Reporting Program, as well as annual reporting from major Canadian airlines. The 500 kt CO2e/year quantum served as a sectoral screening threshold to identify the primary sectors of focus from a carbon intensity perspective and will not be used on an individual transaction-by-transaction basis to determine whether a transaction is in/out of scope for the target. Whether a transaction is in/out of scope of the target is, at this time, based on the sector having been identified by the upfront screening described above. Transaction-level due diligence related to climate change is undertaken as outlined in EDC’s Due Diligence Framework: Climate Change.

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Carbon intensity target

In fulfilling its policy commitment to “measure, monitor and, commencing in 2020, set targets to reduce the carbon intensity of its lending portfolio”, EDC has developed an initial exposure-based approach to target-setting.

In 2019, with a focus on its financing portfolio(2), EDC set a target to reduce its exposure to the most carbon intensive sectors by 15 per cent over five years against a December 31, 2018 baseline. As a result of this reduction, the carbon intensive exposure of EDC’s financing portfolio at December 31, 2023 is targeted to reduce to $18.9 billion(3), a decrease of approximately $3.3 billion over the five-year period.

As demonstrated in Chart C, EDC has made initial progress toward achieving this target in 2019. EDC will provide target progress updates in its annual TCFD disclosure.

EDC is taking a proactive approach to the development of the targets impacting its business. EDC will further develop its approach to reducing the carbon intensity of its financing portfolio in a representative way, with a focus on ensuring a reduction in the financed emissions within the EDC portfolio. As EDC evolves its approach in the coming year, its target will continue to acknowledge the important role that carbon intensive sectors, such as oil and gas, need to play in the transition to a lower carbon and climate-resilient economy, consistent with the principles guiding EDC’s Climate Change Policy.

As a key element of this work, EDC is considering emerging GHG measurement and target-setting methodologies that are relevant to the financial sector, such as the Partnership for Carbon Accounting Financials and the Science-Based Target Initiative, as well as tools such as the Paris Agreement Capital Transition Assessment. EDC will continue to consult with experts and stakeholders on this matter and will provide a progress update in its 2020 climate-related disclosure.

Chart C

Progress toward achieving EDC’s carbon intensity target

(restated to reflect foreign exchange rates(3))

(2)	In this context, the financing portfolio comprises structured and project finance, as well as corporate finance loans.
(3)	EDC’s assets are primarily denominated in U.S. dollars; as such, exposure values presented have been restated to reflect the foreign exchange rates prevailing at the time the target was set.

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Support for clean and low-carbon technology

EDC continued to increase its support for clean and low-carbon business in 2019. In August, EDC issued its fifth Green Bond, worth $500 million, and published its 2019 Green Bond Impact Report. The funds raised from EDC’s Green Bonds have financed nearly 30 transactions, worth more than $2 billion, in a range of sectors, each contributing to environmental protection or the mitigation of climate change. EDC anticipates that approximately 4.1 million tonnes of CO2e will be avoided annually as a result of these transactions.

Additionally, EDC is the largest provider of financial solutions for Canadian cleantech companies looking to expand internationally. In 2019, EDC increased the amount of business it facilitated in the cleantech sector – totalling $2.5 billion across all EDC products – and served 227 companies.

Finally, in 2019 EDC provided $100 million in climate finance in support of the Government of Canada’s commitment to the UN Framework Convention on Climate Change, which focuses on EDC’s support for low-carbon or carbon-resilient transactions in developing countries.(1)

EDC operational footprint

EDC has been publicly reporting on its operational carbon footprint for several years, including its energy consumption and business travel metrics. Aligned with the standards set out for corporate accounting and reporting by the Greenhouse Gas Protocol, EDC’s operational carbon footprint for 2019 is 3,539 tonnes CO2e, with a carbon footprint intensity of 2.4 tonnes per employee.

Next steps for 2020-2023:

g   Refine EDC’s data reporting to provide greater clarity on EDC’s exposures by sector across all product lines

g   Evolve EDC’s approach to reducing the carbon intensity of its financing portfolio

g   Develop cleantech-related targets

(1) In 2019, EDC provided $100 million in financial support for climate-related transactions in developing countries.	✓Assured

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HUMAN RIGHTS DISCLOSURE

On May 1, 2019, EDC launched a board-approved Human Rights Policy, which aligns with the United Nations Guiding Principles on Business and Human Rights (UNGPs) and recognizes our responsibility to respect all internationally recognized human rights, both within our organization and through our transactional relationships. Importantly, the policy also creates the conditions for thoughtful and considered decision making, in a way that accounts for impacts on people and provides direction for navigating complex issues.

The development of EDC’s policy was an opportunity to highlight the work we’ve been doing to bring a human rights lens to the due diligence we conduct on transactions. As part of the process, we conducted extensive public consultation with civil society, government and industry, and sought guidance from Shift, a non-profit organization that is the leading centre of expertise on the UNGPs.

To help facilitate our CSR and human rights journey, we’ve made some important internal changes:

•	We’ve grown our Corporate Sustainability and Responsibility team, ensuring we have the right people in place to support our business.

•	On the human rights front, we have dedicated organizational change management resources to help facilitate the changes associated with our new policy.

•	We’re developing targeted positions for sectors where we’ve identified higher risk profiles (e.g., garment, telecom & software) to help our employees better understand environmental, social and human rights-related risks and the parameters of EDC’s approach and risk appetite.

This is by no means a straightforward journey. Embedding human rights into our practices will take time and we may make mistakes along the way. But our view is that as long as we are continuing to evolve, mature and learn from our peers how best to address these complex issues, we’re making important progress.

Looking ahead, 2020 will be an important year for strengthening our human rights management capacity. In our Human Rights Policy Implementation Plan, we’ve committed to defining and implementing a formalized approach to engaging stakeholders on business and human rights, developing guidelines on leverage and remedy, and continuing to increase and improve our reporting and disclosing of our human rights performance in a meaningful way.

HUMAN RIGHTS GOVERNANCE, ROLES AND RESPONSIBILITIES

•	EDC’s Board of Directors and Executive Management team oversee our environmental and social risk management policies, including the Human Rights Policy.

•	Our CSR Advisory Council meets twice a year to advise on CSR practices to help us make transparent and positive contributions to environmental and social issues such as human rights.

•	EDC’s Senior Vice-President of Sustainable Business and Enablement (SB&E) is accountable for the development, implementation and maintenance of the Human Rights Policy.

•	Reporting to the Senior Vice-President of SB&E, the Vice-President of CSR is responsible for the ESRM team, whose responsibilities include: implementing EDC’s environmental and social risk management policies and procedures; reviewing transactions for environmental, social and human rights-related risks; conducting environmental, social and human rights due diligence for transactions under consideration by EDC; and performing environmental and social monitoring.

•	As of 2019, as part of our capacity building, the ESRM team has designated a Centre of Expertise, which plays a strategic role in enabling EDC’s leadership in environmental and social risk management through policy development, operationalization and governance; in refining EDC’s environmental and social risk appetite; and in planning and coordinating key initiatives.

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2019 IMPLEMENTATION PLAN

Status	2019 activities
Activity accomplished

Deliver ongoing training, education and capacity building on key elements of the Human Rights Policy

•  EDC’s senior vice-presidents participated in a three-hour workshop led by Shift on the UNGPs in January. The session led to the approval of the Human Rights Policy in February.

•  Given the success of that workshop, another session was organized for EDC’s board members and senior vice-presidents in September. Led by Shift, this session focused on the UNGPs and the practical implications of EDC’s Human Rights Policy.

•  EDC’s senior management and other decision makers participated in a workshop on engaging versus disengaging from a relationship or transaction with identified human rights risks.

•  Over 200 EDC employees registered for a lunch-and-learn organized by Shift on the practical implications of the Human Rights Policy.

•  Between April and May, EDC’s ESRM team facilitated four one-hour workshops on the newly approved Human Rights Policy and its potential impact on our business, reaching 233 employees.

Activity accomplished

Disclose EDC’s human rights due diligence guidelines

•  EDC has now published its Due Diligence Framework on Human Rights on its website. The framework outlines the key steps we take to identify and address human rights-related risks and impacts as part of our environmental and social due diligence process.

•  As requested during the public consultation, the framework provides greater transparency of our due diligence processes, which includes risk identification and prioritization, decision-making criteria, engagement with our clients, and ongoing monitoring.

Accomplished and ongoing

Plan the development of new sector-or issue-specific due diligence guidance on human rights matters

•  We continued to identify and prioritize issues based on changing landscapes, and planned the development of sector-or issue-specific papers relevant to our business and associated with higher human rights risks. For example, we published a document for SMEs operating in the apparel, footwear and textile industries about issues they might encounter in their supply chains and ways to address them. We also have an associated blog including a customer story showcasing how we added value to their work.

In progress and ahead of schedule

By 2021, report more comprehensively on our annual human rights performance

•  We conducted an internal benchmarking exercise to guide our human rights disclosure and future direction for tracking and reporting performance in our annual report.

•  We also received feedback from Shift on reporting best practices. We will continue to evolve our approach to human rights performance reporting to align with such practice.

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Status	2019 activities
Accomplished and ongoing

Participate in and influence industry and standard-setting bodies

•  EDC is actively engaged with OECD environmental and social practitioners. In February and October, we made presentations to practitioner groups on our environmental and social policy development and implementation in the key areas of human rights and climate change.

•  In April, our ESRM director participated in a panel at the Taking Responsibility symposium to discuss how public actors address the question of business and human rights.

•  In November, EDC participated in the UN Forum on Business and Human Rights in Geneva. One of our subject matter experts sat on a panel discussing policy coherence in trade and presented EDC’s human rights journey.

•  In December, EDC’s President and CEO participated in a panel called Promoting Human Rights Due Diligence through State Financing at a conference organized by Finland’s Presidency of the Council of the EU in collaboration with Shift. It was an opportunity to speak about what motivated her to take a strong leadership position on human rights.

•  Also in December, EDC’s President and CEO participated in a panel on fostering inclusion in trade at the Next Generation Trade Conference organized by the Institute of Human Rights and Business. She highlighted our work on women-led and indigenous-led businesses.

•  EDC was actively involved in the Equator Principles Steering Committee discussions leading up to Equator Principles 4, specifically around the language related to the management of impacts on indigenous peoples and human rights.

HUMAN RIGHTS RISK SCREENINGS

Where potential and/or actual severe human rights issues are identified, a thorough assessment is conducted by EDC experts to examine country risk, the company’s track record and management capacity, the product being exported, and potential impacts on vulnerable peoples. This allows us to assess the level of risk and whether any mitigation measures are required to determine if we should support or decline a transaction. To determine if an assessment is required, the ESRM team conducts a screening to identify the risks related to a transaction. The ESRM team conducted 226 human rights risk screenings in 2019(1). These are a critical part of the overall risk assessment process and decision making, which may result in declining certain transactions or approving them with certain requirements to manage those risks where required.

AVAILABLE MECHANISMS FOR RECOURSE

Grievance mechanisms are essential for ensuring that a company’s stakeholders, including community members, have a channel to raise complaints or concerns. When a high likelihood of potential and/or actual severe human rights impacts are identified, EDC assesses the effectiveness of a company’s stakeholder engagement program and grievance mechanisms as described in the UNGPs.

We believe it’s essential for companies to strive to prevent issues by engaging proactively with affected stakeholders. Shortcomings in a company’s stakeholder engagement program and grievance mechanisms may trigger the need for additional due diligence and dialogue, as well as the inclusion of time-bound commitments in our customer agreements.

EDC also commits to take reasonable steps to co-operate in the Canada’s National Contact Point and Canadian Ombudsperson for Responsible Business (CORE) processes when our customers are concerned.

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Accelerating respect for human rights

The spring 2019 meeting of our CSR Advisory Council was devoted to discussing the use of leverage in the context of the UNGPs, and the role of financial institutions. John Morrison, CEO of the Institute for Human Rights and Business, spoke on expectations, scope and the limitations of using leverage.

Following this, the Council discussed important issues faced by EDC’s stakeholders, as well as principles to guide decision making on how an export credit agency can use leverage to support human rights. The Council arrived at the following aspirational statement: “EDC will accelerate respect for human rights internationally through leveraging its resources and stakeholder relationships – and in particular its relationships with Canadian businesses – in order to advance the positive impacts of Canadian businesses abroad.”

Raising the bar on human rights

EDC enjoys a long-standing relationship with Tata Communications, a digital infrastructure company with a large global footprint. Headquartered in India, Tata Communications has operations in Canada and a history of purchasing goods and services from Canadian exporters. Through a connection financing arrangement, EDC has been able to drive trade from Canada into the company’s supply chain in India and around the world.

Though it may not be obvious, companies in the information and communication technology (ICT) sector face CSR risks. These businesses have to navigate an increasingly complex world of risk, particularly in how personal information is used, or restricted, in the operations of global communication networks. Through their business relationship, both Tata Communications and EDC are exposed to these potential human rights–related risks.

During the due diligence process prior to EDC’s most recent transaction with Tata Communications, the Environmental and Social Risk Management (ESRM) team identified and discussed opportunities for Tata Communications to improve its capacity for managing such risks and brought them forward.

Together, Tata Communications and EDC developed an action plan for preventing and mitigating human rights concerns related to data privacy and freedom of expression.

The action plan included a new privacy policy outlining the company’s commitment to prevent, assess and mitigate any risks related to freedom of expression and privacy, as well as an updated whistleblower policy to explicitly include human rights and grievance considerations. While developing the plan, our ESRM team shared best-practice guidance and examples with Tata Communications so the company could enhance its policies and procedures – and reinforce Tata Communications’ commitments to all stakeholders and the communities it serves under its existing Tata Code of Conduct, as well as making it a more attractive financing target for international lenders.

The company’s commitments were embedded in our loan agreement and are closely monitored by the company and by our Corporate Lending and ESRM teams to ensure compliance.

“There’s no question that being able to provide constructive feedback and present best-practice examples through a series of sensitive discussions has deepened our relationship with Tata Communications,” said Nigel Selig, EDC Chief Representative, Asia. “What’s more, the two-way engagement has helped us better understand the realities and challenges faced by operators in the sector, and refine our own expertise and guidance accordingly.”

DISCLOSURE AND TRANSPARENCY

We understand that a relationship based on trust and accountability with our stakeholders through accurate and timely disclosure of information is critical to our long-term success, and that of the Canadian companies we serve. Our Disclosure Policy aims to support these values by establishing a framework for the routine, proactive disclosure of information relating to our business activities.

The Disclosure Policy that had been in effect since 2001 was included in the recent review of our Environmental and Social Risk Management Policy Framework and related policies. We specifically asked stakeholders for input on topics such as how we might maintain a reasonable balance between protecting commercially confidential information and heightened transparency, and the level of reporting they’d like to see regarding assessments conducted and transactions turned down or being monitored.

As of result of this exercise, we released an updated and newly named Transparency and Disclosure Policy in 2020, which will take effect in April. Along with the new policy, we issued a stakeholder response paper explaining the changes.

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PRIORITIZING RISK MANAGEMENT

With a mandate to help Canadian companies of all sizes go, grow and succeed internationally, including in more challenging markets, EDC needs to be expert at identifying, assessing and managing risk – both for our own viability and for that of our customers.

We embarked on a major enterprise risk management (ERM) transformation in 2015 to strengthen our risk management frameworks, policies and practices. The new ERM structure covers the entirety of the risk issues EDC encounters, and includes CSR risks such as climate, human rights, environmental impact, financial crimes, business governance and integrity. A detailed discussion can be found in our Management’s Discussion and Analysis.

With a significant amount of work completed over the last four years, our top priorities for 2019 were to accelerate the final stages of the ERM transformation, integrate changes into our daily operations and build a risk-aware culture.

EDC leaders set the tone at the top. For example, in monthly leader exchanges called “Connecting the Dots”, they shared how they’re working differently and contributing to a more risk-aware culture. Many contributed blog posts to our intranet to explain why risk management is every employee’s responsibility. For the first time, all employees had at least one risk management objective in their annual performance plans.

We also began to broaden the scope of activities that help exporters self-identify and manage their risks, producing a guide called Financial Crime in International Trade and posting articles to our ExportWise blog.

Primary risks

A key component of our ERM practice is an annual top-risk assessment. In 2019, we ran an iterative process with the Executive Management team to identify and rate enterprise risks of greatest concern, considering the financial, reputational, operational, compliance and shareholder impact, as well as the likelihood of occurrence. At the top of the list were information security risk, compliance risk and financial crimes risk – each of which has an associated mitigation plan, with progress reported to the Board on a quarterly basis.

Non-credit risks

Human rights, climate, environmental, corporate governance and other non-credit related risks can impact the sustainability and reputation of a business, the strength of relationships, and the well-being and integrity of individuals and communities. As an export credit agency, EDC has a responsibility to continuously adopt leading practices to address these types of risks to maintain the Canadian brand, protect Canadian companies, and mitigate risks to individuals and communities our exporters connect with through our support. See “Protecting the Environment and People” to learn how we do this.

Our Global Risk Management Group organized a gallery walk–style event where more than 400 employees learned about EDC’s risk management practices.

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CORPORATE GOVERNANCE

As a commercial and financially self-sustaining Crown corporation, EDC is governed by a Board of Directors whose representatives are primarily from the private sector. The Board’s responsibility is to supervise the direction and management of EDC, support the development of strategy and oversee its execution as outlined in EDC’s Corporate Plan.

Board members also act as a link between EDC’s shareholder, the Government of Canada, and the arm’s-length operations of EDC. Members are appointed by the Government of Canada.

BOARD STEWARDSHIP

EDC’s Board is composed of seasoned professionals in the fields of business, finance, banking, insurance, human resources, technology, investment, policy and risk management. Members possess deep knowledge and understanding of various sectors including financial institutions, mining, energy, manufacturing, technology and retail. Their collective experience is leveraged to help inform EDC’s business direction.

EDC’s Board plays the important role, along with the Executive Management team, of ensuring that the corporation’s strategic direction and Corporate Plan are aligned with the Government of Canada’s trade priorities. In this regard, the Board is informed by guidance from the Minister of Small Business, Export Promotion and International Trade through the annual Statement of Priorities and Accountabilities.

BOARD GOVERNANCE

The only change in Board membership in 2019 resulted from the appointment of EDC’s new President and Chief Executive Officer, who also sits on the Board. With this latest appointment, the Board is gender balanced, a significant milestone reflecting the organization’s commitment to diversity and inclusion. To further promote gender diversity, EDC joined the 30% Club in 2019, which is a global initiative to achieve greater gender balance at board and senior management levels. EDC’s Board Chair and CEO serve as the Board and organizational champions, respectively.

In 2019, the Board completed a self-assessment, which, among other things, reaffirmed the Board’s role in supporting the development of corporate strategy. Regular assessments like this are considered good governance practice and help ensure that Board members are aligned on their role.

The Board also continued to build out the governance foundations of EDC’s new, wholly owned subsidiary: Development Finance Institute Canada (DFIC) Inc./Institut de financement du développement Canada (IFDC) Inc., branded FinDev Canada. A separate Board of Directors for the subsidiary has been created, drawing on membership from the EDC Board (EDC’s President and CEO serves as Chair), as well as independent directors. Taken together, this Board possesses a broad range of skills and experiences in development finance and international markets.

ENTERPRISE RISK MANAGEMENT

EDC is always exploring and expanding its reach into new international markets and sectors to support trail-blazing Canadian companies. As it does so, the Corporation inevitably encounters a wide variety of risks – financial, operational and strategic – across a diverse economic and political landscape. As such, enterprise risk management (ERM) – which builds risk management practices into EDC’s everyday operations – remains a priority of the Board.

In 2019, EDC continued to enhance its risk management practices by advancing the implementation of the risk policies developed in 2018. The Board, as well as the Executive Management team, provided regular oversight throughout the year and will continue to be actively engaged as we embed our risk management practices throughout the business. The Board’s Risk Management Committee, the Senior Vice-President and Chief Risk Officer, and the Vice-President and Chief Compliance & Ethics Officer all played central roles in delivering on the critical priority of building a strong risk culture in 2019. This will continue in 2020 as they work with the Chief Business Officer and his team to embed the risk practices in the business.

STRATEGIC INITIATIVES

In 2019, Board discussions continued to focus on the execution of key business transformations to ensure that the organization is positioned to meet the evolving needs of exporters. Board members also engaged with EDC’s Executive Management

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team to provide input on key elements of business strategies and, through the Business Development and Strategy Committee, were regularly informed of EDC’s progress, including the number of Canadian companies being helped by EDC as well as EDC’s ongoing focus on financial sustainability. This Committee also played a key role in reviewing programs to increase public awareness of EDC and the services it can provide to Canadian businesses.

In addition, the Corporation engaged the Board on the development of the next iteration of its long-term strategy. A series of sessions were held with the entire Board to scope out this work and begin to align on key priorities. This work will continue in 2020.

PUBLIC POLICY OBJECTIVE AND LEGISLATED MANDATE

EDC’s mandate, powers and objectives are established by statute of the Parliament of Canada through the Export Development Act.

The statutory decennial 2018 Legislative Review for EDC was launched in June 2018. The review provided an opportunity to examine more closely the various facets of EDC’s operations and the role it plays in supporting Canadian exporters. The Board was engaged in EDC’s participation in the review process, with updates provided to Board members at every meeting. In June 2019, Global Affairs Canada released its report on the review and the Corporation. This report is expected to be considered by the appropriate Committee of Parliament in 2020. The Board will continue to be engaged as the review progresses.

The Board also reviewed the 2019 Statement of Priorities and Accountabilities (SPA) received from the Minister of Small Business, Export Promotion and International Trade, which subsequently informed the development of EDC’s 2020–2024 Corporate Plan. The Plan was approved by the Board in the fall of 2019.

CORPORATE SUSTAINABILITY AND RESPONSIBILITY (CSR) AND CULTURE OF ETHICAL CONDUCT

The Board provides oversight for the Corporation’s overall CSR orientation, and it contributes to the ongoing evolution of EDC’s CSR strategy to help Canadian companies become internationally recognized as leaders in sustainability and responsibility and to give them the competitive advantage they need to succeed.

Throughout the year, the Board had regular discussions on non-credit risk when looking at every transaction that was presented for their approval, and also when considering and providing strategic guidance on other key matters. Management also provided regular reporting to the Board on significant CSR developments within EDC and across EDC’s stakeholders, and on transactions reviewed under EDC’s Environmental and Social Review Directive.

In 2019, the Board oversaw the ongoing review of EDC’s Environmental and Social Risk Management Policy Framework. This included the approval of a new Human Rights Policy, a revised Environmental and Social Risk Policy, a revised Environmental and Social Review Directive and a new Transparency and Disclosure Policy. Further, the Board engaged in a comprehensive training session on human rights and how financial institutions can use their leverage to support more effective approaches to protecting and promoting human rights in the transactions in which they are engaged.

In addition, Board Chair Martine Irman continued to serve as the Board representative in meetings of EDC’s CSR Advisory Council, a group of distinguished experts who advise and guide EDC on our CSR practices.

More broadly, the Board promotes an ethical business culture and is sensitive to conflict-of-interest concerns. Having approved a revised Code of Conduct (Code) for the Corporation in 2017, the Board approved a Code of Conduct specific to Directors in 2018. Training of all Board members on this new Board Code took place in 2019.

EDC Directors file standing declarations of interest and refrain from discussions or voting where a real or potential conflict of interest exists. Board documents are screened to flag companies listed in the standing declarations of Directors so that transaction documents are withheld from a Director who has declared an interest in a party related to that transaction.

Each year, the Board receives a report on employee training and sign-off to confirm adherence with EDC’s Code of Conduct, which incorporates the Values and Ethics Code for the Public Sector.

ACCOUNTABILITY AND OPERATIONS

With the exception of the President and CEO, the Board is independent of EDC’s management. The two entities have an effective working relationship, with the Board regularly reviewing the allocation of responsibilities. The EDC by-law regulates the proceedings of the Board and establishes matters

38 CORPORATE GOVERNANCE | EDC 2019 ANNUAL REPORT

for which the Board has reserved authority. The Board Charter elaborates on roles and responsibilities, in terms of Board stewardship, and provides additional detail on Board proceedings.

At each Board and Committee meeting, time is reserved for Directors to meet in camera with the CEO and separately without the CEO. The Audit Committee meets in camera in three sessions: with representatives of the Office of the Auditor General of Canada; with EDC’s Senior Vice-President and Chief Internal Auditor; and as the full Audit Committee without the CEO. The Risk Management Committee holds regular in camera sessions with the Chief Risk Officer, as well as with the Vice-President and Chief Compliance & Ethics Officer. Additionally, Directors receive agendas and materials for, and are welcome to attend, any committees of which they are not members, with the exception of the Nominating and Corporate Governance Committee, where membership and participation is reserved for the Chair and Vice-Chair of the Board and the Chairs of the Board committees.

COMMUNICATION WITH STAKEHOLDERS

In 2019, the Board continued to monitor and facilitate effective communication between EDC and its key stakeholders, including its shareholder, the Government of Canada. The Board welcomed the Minister of Small Business, Export Promotion and International Trade to meet and discuss the government’s priorities for international trade. This was followed by a similar engagement with the Deputy Minister for International Trade and, following the 2019 federal election, a discussion with the newly appointed Minister for Small Business, Export Promotion and International Trade. These engagements were complemented by the Chair’s engagement with senior officials.

The Board was kept informed of outreach activities that help EDC obtain stakeholder input and feedback, including an annual roundtable known as the Industry Stakeholder Panel, which features the participation of numerous industry organizations, as well as representatives of the Government of Canada. In addition, the Board is regularly updated on the outreach activities of the President and CEO.

At formal and informal Board events, experts from various fields were invited to provide their insight and have discussions with the Board. Additionally, the Board conducts regular outreach during its out-of-town meetings in order to interact with local EDC customers, EDC partners, government officials and other key stakeholders in these communities. The Board met with indigenous exporters during a 2019 out-of-

town meeting in Vancouver and with women-led exporters during a Montreal meeting.

SENIOR MANAGEMENT EVALUATION AND SUCCESSION

As part of its responsibilities, the Board evaluates the performance of the President, Senior Vice-Presidents and other designated positions on an annual basis. The President’s annual performance objectives are set by the Human Resources Committee, are directly related to EDC achieving objectives set out in the Corporate Plan and are aligned to the Statement of Priorities and Accountabilities issued annually to EDC by the Minister of Small Business, Export Promotion and International Trade. The Human Resources Committee reviews the President’s performance based on these objectives, and makes recommendations to the Board. The Board in turn provides the Government with recommendations for ratings related to the President’s performance rating, salary and variable pay. The Human Resources Committee also reviews performance and compensation of senior management and certain other positions on an annual basis.

In addition, the Board oversees senior management succession. The succession plan, as developed by management and approved by the Human Resources Committee, is a factor in senior appointments.

AUDIT ACTIVITIES

The Board received regular reports from the Audit Committee in 2019. Also in 2019, the Office of the Auditor General of Canada issued a report on EDC’s Environmental and Social Review Directive.

COMMITTEE MANDATES

EDC’s Board of Directors is supported by a number of Board committees. The Board regularly reviews the mandates and terms of reference for each of these committees. Following the review conducted in 2019, certain changes will be implemented in 2020 and discussed in the next annual report. The focus areas for each committee in 2019 are described below.

The Audit Committee ensures the Board fulfills its mandate in financial matters, as well as with respect to reporting any investigations by the Vice-President and Chief Compliance & Ethics Officer, and internal and external auditor terms of engagement. The Audit Committee approves and monitors important capital and administrative expenditures, reviews the implications of new accounting policies, and reviews internal and external audit results. The Committee approves quarterly

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financial statements for public release. All Audit Committee members are financially literate and are independent of EDC management. The Committee, chaired by Robert McLeese, held six regular meetings and one special meeting in 2019.

The Business Development and Strategy Committee provides direction that strengthens EDC’s ability to meet the ongoing needs of Canadian exporters and investors. The Committee oversees the articulation of EDC’s business strategy, monitors the development and approval of the Corporate Plan, recommends the Plan to the Board, oversees management activities in analyzing market conditions and developing responses, and monitors corporate performance against business development plans and related frameworks. The Committee reviews sector strategies and new product initiatives, and it annually reviews the impact of EDC’s business on Canada’s economy. The Committee, chaired by Pierre Matuszewski, held six regular meetings in 2019.

The Executive Committee has the authority to exercise certain Board powers, and meets only if necessary to deal with urgent matters that arise between Board meetings. The Committee, chaired by the Board Chair, Martine Irman, did not hold any meetings in 2019.

The Human Resources Committee supports the Board’s oversight of human resources strategic planning and approves the management succession plan, employee and executive compensation, and the measures and targets for the corporate incentive program. It sets objectives and advises the Board on the assessment of the President’s performance and oversees the design, investment strategy and performance of pension plans for employees. The Committee, chaired by Heather Culbert, held six regular meetings and was actively involved in EDC’s CEO renewal process in 2019.

The Nominating and Corporate Governance Committee handles matters relating to EDC’s governance regime. It provides input on the ethics program for Directors, selection criteria for appointments of the President and the Chair, profiles of the desirable skills and experience required of Directors, consideration of Board candidates, and Board orientation and education programs. It oversees the Board governance survey, monitors relations with management, and reviews the membership and mandates of committees. In 2018, the Committee’s mandate was expanded to include governance of EDC subsidiaries. The Committee, chaired by the Board Chair, Martine Irman, held four special meetings in 2019.

The Risk Management Committee supports the Board’s oversight of the prudent management of EDC’s capital structure, including the management of credit, market and other enterprise risks. The Committee oversees and recommends updates to the internal policy framework governing authorization of EDC’s business activities, and it oversees the authorizations that EDC requires in order to undertake specific transactions. It reviews and recommends transactions requiring Board approval and monitors compliance with the Environmental and Social Review Directive. It also oversees EDC’s compliance and ethics programs and receives updates on portfolio management activities. The Committee, chaired by Darlene Thibault, held six regular meetings and one special meeting in 2019.

DIRECTOR REMUNERATION

Compensation paid to Directors is set by Order-in-Council. The Chair and other independent Directors receive an annual retainer for their services and for attending committee and Board meetings, plus a fixed per diem for travel time. The following compensation schedule has been in place since 2000, in accordance with Treasury Board Guidelines.

•	Chair of the Board: annual retainer of $12,400; $485 per diem

•	Other Directors: annual retainer of $6,200; $485 per diem

•	Chairs of committees (other than Executive Committee) and Vice-Chair of the Board: base retainer plus $2,000

Directors are reimbursed for their reasonable out-of-pocket expenses while performing their duties, including travel, accommodations and meals. Each Board member serves on multiple committees. There were 10 Board meetings in 2019 (six regular, four special) and 30 committee meetings. Meetings convened between regularly scheduled Board sessions are usually held by teleconference.

The total remuneration paid to independent Directors including the Chair (annual retainers plus per diems) was $259,147 in 2019 compared to $277,803 in 2018. The total for business travel, promotion and meeting expenses paid to members of the Board plus meeting expenses for the Board and committees was $249,870 in 2019 compared to $249,159 in 2018 (both figures exclusive of the expenses of the President). The total for the President’s business travel and hospitality expenses in 2019 was $70,817 compared to $40,661 in 2018.

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Membership and attendance of the EDC Board and Board Committees in 2019
	Total Compensation (retainer plus per diem payments)	Audit Committee Meeting (3 = quorum)	Business Development & Strategy Committee Meeting (3 = quorum)	Human Resources Committee Meeting (3 = quorum)	Nominating & Corporate Governance Committee Meeting (3 = quorum)	Risk Management Committee Meeting (4 = quorum)	Board of Directors Meeting (6 = quorum)

Boivin, Pierre	$ 17,961		6/6			7/7	9/10

Culbert, Heather	$ 24,023	6/7		5/6	4/4		10/10

Daignault, Benoit	n/a			0/0	1/1	0/0	1/1

Gordon, Lindsay	$ 19,053	7/7		6/6		7/7	8/10

Gupta, Karna	$ 19,416	7/7	6/6				9/10

Irman, Martine	$ 27,435			6/6	4/4	7/7	9/10

Lavery, Mairead	n/a			6/6			9/9

Lifson, Elliot	$ 17,840		6/6	6/6			10/10

MacWilliam, Karen	$ 21,356	7/7				6/7	9/10

Matuszewski, Pierre	$ 25,427		6/6	6/6	3/4		10/10

McLeese, Robert	$ 24,569	7/7			4/4	7/7	9/10

Stairs, Andrea	$ 16,991			6/6		7/7	9/10

Thibault, Darlene	$ 25,902	6/7			4/4	6/7	10/10

Yuers, Kari	$ 19,174	7/7	6/6				9/10

$ 259,147

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           BOARD OF DIRECTORS

MARTINE IRMAN (CHAIR)

Toronto, Ontario

Ms. Irman is a senior financial executive. With over 30 years’ experience in International Banking, Treasury, Securities and Trade, Martine brings significant experience in global strategy and a deep understanding of capital markets. Diverse financial transactional experience has also made Martine well-versed in core industries which underpin the Canadian and world economies. She has also spent 20 years sitting on both corporate and not-for-profit boards along with Executive Advisory Councils.

Martine is currently Chair of the Board for Export Development Canada (EDC) and sits as an Independent Director of the Board of the TMX Group of Companies. Martine values community involvement and is known for being a strong leader and mentor for women in the investment industry, as well as for engaging with and giving back to her community through historical and current leadership roles like in the United Way of Toronto and as Current Past Chair of the Board of the YMCA of Greater Toronto. Martine also serves as EDC’s Board representative to EDC’s Corporate Sustainability and Responsibility Advisory Council.

A graduate of the University of Western Ontario, Martine holds a Bachelor of Arts in Economics and Financial Studies. She has also completed the Wharton Business School Advanced Management Executive Program at the University of Pennsylvania. Martine is a graduate of the Rotman School of Management Institute of Corporate Directors and holds the ICD.D certification. Martine is bilingual in French and English.

PIERRE BOIVIN

Sainte-Foy, Quebec

Pierre Boivin was appointed to EDC’s Board of Directors in June 2018. He is currently a partner in the Business Law Group, National Leader of the Africa Group, and Mining Group Leader for the Quebec Region at

McCarthy Tétrault LLP, a Canadian law firm. His practice focuses on mergers and acquisitions, private equity and related commercial matters in Canada and internationally. He is a member of various associations, including the Canadian Bar Association, the American Bar Association and the International Bar Association. Mr. Boivin is also Vice-Chairman of the Board of Directors of the Canadian Council on Africa, as well as a member of the Board of Directors of CPCS Transcom Limited and NSIA Participations, a financial institution based in the Ivory Coast as a nominee of the National Bank of Canada. He is also a graduate of the Institute of Corporate Directors. Mr. Boivin has appeared repeatedly over the years as a leading Canadian lawyer, notably in the mining sector of Who’s Who Legal Canada, in the fields of mining, electricity, oil and gas, and corporate mid-market in the Canada Legal Lexpert Directory, as well as in the Lexpert guide to the leading cross-border corporate lawyers in Canada, in Lexpert’s Special Editions of the Leading Canadian Lawyers in Global Mining and Canada’s Leading Energy Lawyers, and in Chambers Global in the field of Energy and Natural Resources: Mining Foreign Experts (Canada).

HEATHER J. CULBERT (VICE-CHAIR)

Calgary, Alberta

Ms. Culbert has over 27 years of experience in the oil and gas sector, including several senior positions, and was formerly the Senior Vice-President of Corporate Services at Enerplus, a mid-sized oil and gas company.

Heather serves as Vice-Chair on the Board of Export Development Canada (EDC) and chairs the HR Committee. She was recently appointed the Board Chair of Alberta Research and Innovation Advisory Council. She is a director on the Board of Whitecap Resources Inc., Chair of the United Way World Leadership Council, a member of the She Leads Economic Council of Alberta and is an Ex Officio member of the Board of United Way Calgary and Area. She recently completed two terms as Chair of the Southern Alberta Institute of Technology.

Heather has been an active volunteer and philanthropist for many years and has founded the Women on Boards initiative in Alberta. She has served as Board Chair of United Way of Calgary and Area, as a trustee of the Alberta Cancer Foundation, as a founder of C5 (Concerned Citizens for the Calgary Cancer Centre), Board Chair of the Alliance to End Violence, and Campaign Chair of the SAIT Promising Futures Campaign (phase II).

Ms. Culbert has been recognized for her leadership and community service and, on March 26, 2019, was awarded the Governor General’s Sovereign Volunteerism Medal to recognize her exemplary philanthropic efforts in Canada. Heather has received numerous other awards, which include the BMO Celebrating Women 2016 Community and Charitable Giving Award, a SAIT Honorary Bachelor of Science Degree in 2014, the Doc Seaman Generosity of Spirit Award as an individual philanthropist in 2013, the Alberta Centennial Medal for Community Service in 2005, and in 2003 she was recognized as SAIT’s Distinguished Alumna.

LINDSAY GORDON

Vancouver, British Columbia

Mr. Gordon was appointed to EDC’s Board of Directors in April 2014 and was reappointed for a second term in June 2018. Mr.Gordon spent 25 years with HSBC, one of the world’s largest banking and financial services organizations, serving as

President and CEO of HSBC Bank Canada for nine years. Prior to HSBC, he spent 10 years in senior roles with EDC. Mr. Gordon currently serves on a variety of boards, including HSBC France and HSBC Bermuda. He is also Chancellor of the University of British Columbia (term commenced July 1, 2014) and co-founder of the CHILD Foundation. Mr. Gordon was a past Director for the CD Howe Institute and was a member of the Canadian Council of Chief Executives. Mr. Gordon was the 2010 recipient of the B’nai Brith Award of Merit for Outstanding Canadians and a recipient of the 2012 Queen Elizabeth II Diamond Jubilee Medal. He holds a BA and Master of Business Administration from the University of British Columbia.

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KARNA GUPTA

Oakville, Ontario

Karna Gupta was appointed to EDC’s Board of Directors in June 2018. He has more than 35 years of industry experience in the technology sector, and his expertise and accomplishments span across North American and international business domains. Most recently, Mr. Gupta served as President and CEO of ITAC. His previous roles included CEO and a member of the Board of Directors of Certicom Corp., President of the Billing Division at Comverse Technologies, Chief Marketing Officer for Comverse Americas, President of Sitraka Mobility, and several executive positions with Bell Canada, including Vice President, Product Development and Management. Currently, he serves on multiple boards, including as an independent Director at Kloudville, Baylis Medical, FinDev Canada and VOTI Detection. Mr. Gupta holds a Master of Business Administration degree in Marketing and Finance from Concordia University in Montreal, Quebec. He is also a recipient of the Queen’s Diamond Jubilee Medal.

ELLIOT LIFSON

Montreal, Quebec

Elliot Lifson was appointed to EDC’s Board of Directors in March 2012 and was reappointed for a third term in June 2018. Mr. Lifson is Vice-Chairman of Peerless Clothing Inc. He is President of the Canadian Apparel

Federation, and in addition to his duties with the Federation, he is a member of the Board of the Apparel Manufacturing Institute of Quebec. As well, Mr. Lifson is Past Chairman of the Board of the Montreal Board of Trade and he currently sits on the Board in an advisory capacity. He also sits on the Quebec Government Committee, Export Québec. Mr. Lifson sits on the Board of many charitable institutions and currently serves as Professor at the Desautels Faculty of Management at McGill University and received its distinguished teaching award in 2013, and again in 2019. He is a recipient of the 2012 Queen Elizabeth II Diamond Jubilee Medal. Mr. Lifson was also recognized in November 2017 with a Senate of Canada 150th Commemorative Medal. He is a graduate in Law from the Université de Montréal and a member of the Quebec Bar. He received his MBA from the Ivey School of Business, University of Western Ontario.

KAREN MacWILLIAM

Wolfville, Nova Scotia

Karen MacWilliam was appointed to EDC’s Board of Directors in June 2018. With 35 years in the insurance and risk management fields, Ms. MacWilliam has held positions as an insurance underwriter, insurance broker and corporate risk manager in both

Vancouver and Edmonton. She has also operated a successful consultancy since 1998, with operations across Canada. Ms. MacWilliam is a current Director of the Nova Scotia Credit Union Deposit Insurance Corporation, and a former Director of Habitat for Humanity Nova Scotia. She has taught risk management at Dalhousie University, Simon Fraser University, and the University of Northern British Columbia, and has appeared as an expert witness with respect to matters pertaining to insurance and risk management in the Courts of B.C., Alberta and Nova Scotia. She is currently an arbiter for the Insurance Corporation of B.C. A native of Vancouver, B.C., Ms. MacWilliam holds a BA in Economics from the University of British Columbia and holds her CIP and FCIP designations from the Insurance Institute of Canada and a CRM designation from the Global Risk Management Institute.

PIERRE MATUSZEWSKI, ICD.D

Montreal, Quebec

Pierre Matuszewski was appointed to EDC’s Board of Directors in June 2018. With over 35 years of experience in the Canadian financial services industry, Mr. Matuszewski has held various roles at Société Générale (Canada), a schedule II Canadian chartered bank that is part of Société Générale, an international bank headquartered in Paris. Mr. Matuszewski was also the first Canadian to lead the Canadian operations of Société Générale when he took over as President and CEO in 2009, a position he held until 2018. Previously, Mr. Matuszewski held positions at Laurentian Group Corporation, National Bank of Canada and McLeod Young Weir (Scotia McLeod). He is currently a member of the Board of Directors of various companies and institutions, including New Look Vision Group Inc. and the Canadian Investor Protection Fund, as well as being a Governor of McGill University. In addition to a Bachelor of Arts degree in Economics from Laval University and an MBA in Finance and Accounting from McGill University, Mr. Matuszewski holds numerous professional coaching and leadership certificates from business schools and universities.

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ROBERT S. McLEESE

Toronto, Ontario

Mr. McLeese was appointed to EDC’s Board of Directors in April 2015 and was reappointed for a second term in June 2018. He is the Founder and President of Toronto-based Access Capital Corp., a financial advisory firm specializing in the independent power industry, where he provides strategic and financing advice to buyers and sellers of alternative energy projects. Mr. McLeese is also Chairman and President of ACI Energy, Inc., Georgian Villas Inc. (operating as Cobble Beach Golf Resort Community), and a Director of Pond Technologies Inc. He is a past Director of Rand Capital Corporation, Buffalo, a past Advisory Board member of Fengate Capital and a past Director, Treasurer and President of APPrO (the Association of Power Producers of Ontario). He is also a past Director of Creststreet Power and Income Fund, which is a co-developer of wind projects in Quebec, Nova Scotia and Alberta. Mr. McLeese is the recipient of the 2011 Probyn Prize for innovation in sustainable energy finance and a recipient of the 2012 Queen Elizabeth II Diamond Jubilee Medal and of the 2017 APPrO industry Hedley Palmer award.

ANDREA STAIRS

Toronto, Ontario

Andrea Stairs was appointed to EDC’s Board of Directors in June 2018. As the General Manager of eBay Canada & Latin America, Ms. Stairs leads all facets of buyer marketing for one of the region’s largest

e-commerce businesses. Andrea also oversees eBay’s Canadian operations as President of eBay Canada Ltd. Previously, Ms. Stairs was GM of eBay Canada & Latin America and was responsible for strategy and operations across more than 40 countries. Ms. Stairs sits on several boards, including Canada’s National Ballet School, Toronto Region Board of Trade and FinDev Canada. After receiving a BA from McGill University, Ms. Stairs obtained JD and MBA degrees from the University of Toronto. She is also the recipient of the Women’s Executive Network’s Canada’s Most Powerful Women: Top 100 Award, in the Corporate Executive category.

DARLENE THIBAULT

Laval, Quebec

Ms. Thibault was first appointed to EDC’s Board of Directors in January 2010 and was reappointed for a third term in June 2018. A Director of Equipment Leasing in the Corporate Finance Division at the Bank of Montreal since June 2015, Ms. Thibault was recruited to help build and launch a new product offering to add to BMO’s range of commercial services. Ms. Thibault was with the Bank of Nova Scotia from 2005 to 2015, her last role being Regional Director and Group Lead in the Specialized Financial Services where she managed the leasing portfolios as well as the Immigrant Investor Program for Eastern Canada and Quebec. A graduate from McGill University in the Faculty of Arts, Ms. Thibault has held positions at HSBC Bank, the Bank of Montreal, Bombardier Capital Ltd., AT&T Capital Canada Inc., and Pitney Bowes Leasing over her 20-year career in the financial industry. Ms. Thibault is also a member of the Institute of Corporate Directors.

KARI YUERS

Vancouver, British Columbia

Kari Yuers was appointed to EDC’s Board of Directors in June 2018. With 29 years in the concrete waterproofing and durability manufacturing sector, Ms. Yuers is the President and CEO of Kryton International Inc. Headquartered in Vancouver, B.C., and with regional offices in China, India, Mexico, Singapore, the UAE, the U.S. and the U.K., Kryton exports to 50 countries through licensed distributors. Known for effective leadership, Ms. Yuers is currently the Chair of the Greater Vancouver Board of Trade and a Fellow of the American Concrete Institute. Ms. Yuers previously held board positions on the B.C. Premier’s Women’s Economic Council, the President’s Group, the American Concrete Institute International, and the Competitiveness B.C. Leadership Panel. She was the recipient of the EY Entrepreneur of the Year Award, Pacific Region, in 2003, and of the Influential Woman in Business Award in 2012.

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           EXECUTIVE MANAGEMENT TEAM

MAIREAD LAVERY

PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mairead Lavery joined Export Development Canada in 2014 as Senior Vice-President for Business Development. From day one, she has been a passionate promoter of the Crown corporation and Canada’s exporters. Appointed President and CEO on February 5, 2019, Mairead is determined to see EDC help thousands more Canadian companies “go, grow and succeed internationally.”

Prior to EDC, Mairead held numerous executive roles at Bombardier. During her 16 years with the company, she managed large and complex portfolios, including Finance, Strategy, Business Development and Business Transformation. Since coming to EDC, her focus has been on expanding the Crown corporation’s impact in support of Canadian exporters by understanding their needs and championing their objectives here in Canada and in markets around the world.

Mairead is committed to social and environmental responsibility, addressing in particular the challenges of climate change, human rights and gender equity. She also believes in the imperative of a diverse and culturally inclusive workforce.

Mairead is also the first woman to occupy EDC’s chief executive role in its 75-year history.

A native of Northern Ireland, with a degree in Management and Accounting from Queen’s University Belfast, Mairead is a Fellow of the Institute of Chartered Accountants in Ireland. In 2015, shortly after joining EDC, Mairead experienced another very personal and proud landmark when she became a Canadian citizen.

CARL BURLOCK

EXECUTIVE VICE-PRESIDENT AND CHIEF BUSINESS OFFICER

Carl Burlock was appointed Executive Vice-President and Chief Business Officer in May 2019, with accountability for EDC’s lines of business, distribution and operations enablement functions. He was first promoted to Senior Vice-President and Global Head, Financing and Investments in May 2014, with accountability for EDC’s SME financing, corporate financing, structured and project financing, and private equity business. Since May 2017, he has been responsible for EDC’s new International Growth Capital (IGC) group, which combines EDC’s private equity and SME financing team, and includes responsibility for EDC’s cleantech business development team. Having joined EDC in 1997, Mr. Burlock also served as Vice-President of Commercial Markets and Small Business; Vice-President of HR Client Services; Director of EDC’s Extractive and Resources Financing team; as well as various positions within EDC’s industry sector areas.

Prior to joining EDC, Mr. Burlock spent nine years as a mechanical engineer for Nova Scotia Power Inc. He holds a Master of Business Administration from Dalhousie University and a Bachelor of Mechanical Engineering from Dalhousie University/Technical University of Nova Scotia. He is also a graduate of the senior executive program of Columbia University.

LORRAINE AUDSLEY

SENIOR VICE-PRESIDENT AND CHIEF RISK OFFICER, GLOBAL RISK MANAGEMENT

Lorraine Audsley was formally appointed Senior Vice-President and Chief Risk Officer, Global Risk Management in May 2019 after assuming the role in an acting capacity in September 2018. As Chief

Risk Officer, Ms. Audsley oversees credit adjudication, special loans, risk transfer, risk quantification, compliance and ethics, and enterprise risk management. Beginning in April 2015, she served as Vice-President and Chief Credit Officer. Previously, Ms. Audsley was Vice-President, International Financing, where she led a group which underwrote financing solutions for small and mid-market Canadian exporters and investors, and Vice-President, Business Intelligence & Innovation, where she led the corporate centres of expertise on operational excellence, business architecture and enterprise information management. Ms. Audsley has held other roles throughout her career at EDC, primarily in the financing underwriting and risk management fields.

Ms. Audsley has a Master of Finance from the Henley Business School of the University of Reading in England.

STEPHANIE BUTT THIBODEAU

SENIOR VICE-PRESIDENT, HUMAN RESOURCES

Stephanie Butt Thibodeau was appointed to the role of Senior Vice-President, Human Resources in January 2016. She is responsible for the development of EDC’s people strategy to attract, engage and develop the talented employees who deliver on EDC’s vision and business objectives in support of Canadian trade. Prior to this appointment, Ms. Butt Thibodeau was the Vice-President for HR Client Services. She joined EDC in 1995 and has held leadership roles in all of EDC’s core lines of business, including financing, insurance and international business development.

Ms. Butt Thibodeau holds a Bachelor of Commerce from the University of Ottawa and is a CFA charterholder.

EDC 2019 ANNUAL REPORT | CORPORATE GOVERNANCE 45

JACQUES CHAMBERLAND

SENIOR VICE-PRESIDENT AND CHIEF DIGITAL OFFICER

Jacques Chamberland was appointed Senior Vice-President and Chief Digital Officer in October 2019. In this newly created role, Jacques brings a proven track record of success in large-scale transformation and change leadership, particularly in the digital sphere and within financial institutions. As CDO, Jacques heads the new digital and technology group, made up of business technology direction, business technology solutions, enterprise information security and data analytics. The group’s goal is to simplify EDC’s approach to technology, optimizing its value to drive business strategy, spur innovation and improve both the customer and employee experiences.

Prior to joining EDC, Mr. Chamberland was Senior Vice-President of Partnerships and Banking as a Service with National Bank of Canada (NBC), where he developed and led a new innovative line of business for the bank. Jacques has held various senior executive roles in Canadian financial institutions over the past 10 years, and his responsibilities included leading large-scale transformation programs, digitization efforts, corporate strategic planning, portfolio management and post-merger integration.

After beginning his career at Bombardier Aerospace leading aircraft development programs, Jacques worked at McKinsey & Company from 2005 to 2010, where he helped financial sector clients develop go-to market strategies, drive retail network optimization efforts and launch operational efficiency initiatives. Jacques holds an MBA from INSEAD (France, Singapore) and a BA in aerospace engineering from École Polytechnique de Montréal. He also supports many community and charity causes, having led the development of a national strategy to improve high school graduation in Quebec and served as an executive member of the Montreal General Hospital, the Paul Gérin-Lajoie and the 24h Tremblant foundations.

CATHERINE DECARIE

SENIOR VICE-PRESIDENT, CHANNELS AND MARKETING

Appointed Senior Vice-President, Channels and Marketing, in May 2019, Catherine Decarie’s mandate is at the core of how EDC serves Canadian companies as they grow their business internationally. From identifying opportunities to better meet the needs of customers to overseeing EDC’s portfolio of Canadian small and medium-sized exporters, her responsibilities also include elevating awareness of EDC by engaging with customers, banks and partners to facilitate trade-related business opportunities. Since joining EDC in 2001, Ms. Decarie has risen through roles of increasing scope and responsibility. In 2013, she was named a member of the executive team as Senior Vice-President, Human Resources, a role she held until 2015 when she was appointed Senior Vice-President, Corporate Affairs.

A lawyer by trade, Ms. Decarie articled with McCarthy Tetrault and held numerous legal and human resources positions within the Toronto head office of a retailer operating in Canada and the U.S. before joining EDC. She earned her bachelor of arts from Mount Allison University and her bachelor of laws from Queen’s University.

Ms. Decarie is a graduate of the Senior Executive Program of Columbia University, and the Prince of Wales Business and Sustainability Leadership Programme. She maintains her membership in the Law Society of Ontario.

JUSTINE HENDRICKS

SENIOR VICE-PRESIDENT, SUSTAINABLE BUSINESS AND ENABLEMENT

Since her appointment in May 2019 as Senior Vice-President, Sustainable Business and Enablement, Justine Hendricks’s focus has been on supporting continuous improvement within EDC’s business lines to be more agile, efficient and effective, while also embedding sustainable business principles and practices for the environment, human rights and social welfare into every EDC business transaction. Ms. Hendricks joined EDC in 2006. In her previous role as Vice-President, Working Capital Solutions, she led a cross-Canada team devoted to meeting the working capital needs of small and medium-sized companies. Prior to this, she led the transformation of EDC’s Financing and Investment groups, which account for more than 80 per cent of the net revenue Export Development Canada generates annually. Prior to this, she led teams serving small businesses and investors in widely varied sectors, from fisheries and agriculture, to health sciences and light manufacturing.

Ms. Hendricks earned an MBA from the University of Ottawa and a Bachelor of Arts in urban studies from Carleton University. She holds a Certified Financial Planner Designation and, in 2007, received EDC’s Excellence in Team Leadership Award. Since 2013, she has been Chair for the Forum for Young Canadians, a foundation that provides young people with first-hand access to the minds, the procedures and the energy of Parliament Hill. In 2017, Ms. Hendricks received the Telfer Business School Trudeau Medal, the highest honour awarded to alumni in recognition of their leadership, initiative and contributions to the business world, the community and their alma mater.

KEN KEMBER

SENIOR VICE-PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER

Ken Kember was appointed Senior Vice-President, Finance and Chief Financial Officer in 2009. Mr. Kember leads the Finance organization which includes Treasury, Corporate Finance & Control, Finance

Operations and Corporate Services. Prior to joining EDC in 1995, he was a senior manager in the Accounting and Audit Group of PricewaterhouseCoopers in Ottawa. Mr. Kember holds a BA and a Master of Accounting degree from the University of Waterloo, and is a Chartered Professional Accountant. He is also a graduate of the Senior Executive Program of Columbia University.

46 CORPORATE GOVERNANCE | EDC 2019 ANNUAL REPORT

SVEN LIST

SENIOR VICE-PRESIDENT, TRADE CONNECTIONS

Sven List was appointed Senior Vice-President, Trade Connections in May 2019. A critical challenge confronting EDC is the goal of diversifying Canadian exports. This goal is central to Mr. List’s role, which is to lead the group charged with creating new connections and trade opportunities for more Canadian exporters. As well, he represents EDC’s brand across international markets as he and his group develop and manage relationships with EDC’s international clients, partners and stakeholders, while also managing and driving sustainable growth for EDC’s financing services. Before taking on his senior executive role, Mr. List was Vice-President of the Corporate Lending International team. Since joining EDC in 2000, he worked in progressively more senior roles in the Structured Project Finance (SPF) team before being promoted to VP and Head of Structured and Project Finance in 2014. Prior to joining EDC, he held positions of increasing responsibility within the Corporate Banking unit of a foreign bank’s operations in Mexico.

Mr. List holds a Master of Business Administration from McGill University, a BBA degree in finance and a BA in economics (honours) from the University of Texas at Austin.

DAN MANCUSO

SENIOR VICE-PRESIDENT, FINANCING AND INVESTMENTS

Dan Mancuso was appointed Senior Vice-President, Financing and Investments in May 2019. An important part of EDC’s mandate as Canada’s export credit agency is to help Canadian exporters and investors go, grow and succeed internationally, and one way we do this is by providing access to international growth capital. Mr. Mancuso and his Financing and Investments group do this by deploying capital to support the international expansion and growth of Canadian investors and exporters – small, medium and large – as well as supporting their ongoing financing needs and ensuring the smooth delivery of all of EDC’s financing and related services. Mr. Mancuso began his EDC career as a Financing Manager on the Automotive Team when he joined the organization in 1999. In 2005, he was promoted to Account Executive working with the automotive industry followed by the promotion to Regional Vice-President, Business Development for Ontario in 2005. In 2009, he took on his first senior management role as VP, Customer Experience Group, where he oversaw the transformation of the organization drawing on Lean and the Shingo models. Prior to his appointment as Senior Vice-President, he served as VP, International Financing overseeing the Export Guarantee Program and International Financing and most recently as VP, International Growth Capital (IGC).

Prior to joining EDC, Mr. Mancuso worked at TD Bank for 12 years in various roles, with his last as a Commercial Account Manager.

TODD WINTERHALT

SENIOR VICE-PRESIDENT, COMMUNICATIONS AND CORPORATE STRATEGY

Todd Winterhalt was appointed Senior Vice-President, Communications and Corporate Strategy in May 2019. The group he leads is responsible for reaching out to EDC audiences, internal and external, our stakeholders and the media, to drive greater visibility in the marketplace and tell the EDC story. As well, his team is charged with developing our organization’s long-term corporate strategy in support of Canada’s exporters and international investors. In addition to the strategy, communications, public affairs and economics teams, his group includes the corporate secretariat team, which manages the critical relationship between EDC’s Board of Directors and corporate strategy development. Prior to his current role, Mr. Winterhalt was EDC’s Vice-President, Global Trade, a group whose launch he oversaw in 2016. Since joining EDC in 2002, he held a number of roles of increasing responsibility, including Vice-President, International Business Development; Vice-President, Human Resources; Chief International Research Advisor, Financing; and Director, Political Risk Assessment. Prior to joining EDC, Mr. Winterhalt served in the Canadian diplomatic corps where he held several roles, including Consul and Trade Commissioner at the Canadian Consulate General in São Paulo, Brazil.

Mr. Winterhalt holds an Honours BA from the University of Western Ontario, and an M.Sc. from the University of Edinburgh, Scotland. He was the inaugural recipient of EDC’s Excellence in People Leadership Award and is a past-President of the Canadian Association of Professional Intelligence Analysts.

CLIVE WITTER

SENIOR VICE-PRESIDENT, INSURANCE AND WORKING CAPITAL SOLUTIONS

Clive Witter was appointed as Senior Vice-President, Insurance in May 2012. Mr. Witter has 30 years of experience in finance and insurance, most of it in senior leadership positions. Originally from the United Kingdom, Mr. Witter has also worked in Canada, Ireland, Belgium and Hong Kong. Prior to joining EDC, he worked for PWC and then AVIVA Composite Insurance Group, one of the world’s largest insurance companies. His most recent position was as Chief Operating Officer, Continental Europe for Willis International, General Insurance Brokers, based in London. A Chartered Accountant, Mr. Witter is a graduate of University College of Swansea, Wales. He also sits on the Board of Directors of the Receivables Insurance Association of Canada.

EDC 2019 ANNUAL REPORT | CORPORATE GOVERNANCE 47

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis (MD&A) should be read in conjunction with our audited consolidated financial statements and related notes for the year ended December 31, 2019.

All amounts are expressed in Canadian dollars.

Caution regarding forward-looking statements

This document contains projections and other forward-looking statements regarding future events. Such statements require us to make assumptions and are subject to inherent risks and uncertainties. These may cause actual results to differ materially from expectations expressed in the forward-looking statements.

ECONOMIC OVERVIEW	49

FINANCIAL RESULTS OVERVIEW	49

Impact of Foreign Exchange Translation on Financial Results	50

FINANCIAL PERFORMANCE	50

Net Financing and Investment Income	50

Net Insurance Premiums and Guarantee Fees	52

Other (Income) Expenses	52

Provision for (Reversal of) Credit Losses	52

Claims-Related Expenses	53

Administrative Expenses	53

FINANCIAL CONDITION	54

Statement of Financial Position Summary	54

Corporate Plan Discussion	54

Portfolio Exposures and Credit Quality	56

Concentration of Exposure	56

Financing Portfolio	56

Insurance Portfolio	59

Marketable Securities and Derivative Instruments	62

Capital Management	63

Investor Relations	64

Off Balance Sheet Arrangements	64

Financial Instruments	65

Risk Management Overview	65

Risk Governance, Oversight and Design	66

Board and Its Committees	66

Management and Its Key Risk Committees	67

Key Risk Management Groups	68

Risk Taxonomy	68

Financial Risk Management	68

Operational Risk Management	73

Strategic Risk Management	74

CRITICAL ACCOUNTING POLICIES AND ESTIMATES	74

Change in Accounting Standards	74

Non-IFRS Performance Measures	75

SUPPLEMENTAL INFORMATION	76

48 MANAGEMENT’S DISCUSSION AND ANALYSIS | EDC 2019 ANNUAL REPORT

             ECONOMIC OVERVIEW

The global economy slowed in 2019 as heightened trade tensions took a toll and business investment took a pause. Towards the end of the year, there were some signs of stabilization in global manufacturing, as accommodative monetary policies and bullish equity markets helped support growth.

Among advanced economies, the United States continues to lead growth. U.S. real GDP growth is estimated at 2.3%, supported by strong consumption and a tightening labour market. The waning effects of fiscal stimulus, slower auto production and the U.S.-China trade dispute dampened the outlook, although a trade truce was agreed to in December. The Federal Reserve also lowered its key policy interest rate three times in 2019, ending the year with a target range of 1.50% to 1.75%.

The European economy displayed nominal GDP growth of 1% in 2019, primarily due to Brexit uncertainty, regulatory changes to the auto sector and trade acrimony. The European Central Bank kept monetary policy conditions accommodative, reducing its deposit interest rate modestly and restarting its asset purchasing program in the second half of the year.

The Canadian economy grew by 1.6% in 2019 roughly in line with its longer-run potential and Canadian export growth is tracking to be around 1% in nominal terms. The Bank of Canada has held its policy interest rate at 1.75% throughout the year. Toward the end of 2019, unexpected weakness in economic data was driven by rail strikes, adverse weather conditions and inventory adjustments due to softening foreign demand.

             FINANCIAL RESULTS OVERVIEW

Our net income for the year was $462 million, a decrease of $368 million when compared with 2018.

for the year ended December 31 (in millions of Canadian dollars)	2019	2018

Net financing and investment income	1,219	1,221

Net insurance premiums and guarantee fees(1)	257	252

Realized losses(2)	(7)	(5)

	1,469	1,468

Administrative expenses	538	497

Provision for (reversal of) credit losses	240	(11)

Claims-related expenses	126	255

Income before unrealized (gains) losses	565	727

Unrealized (gains) losses on financial instruments(2)	103	(103)

Net income	$ 462	$ 830

(1) Includes loan guarantee fees.

(2) Included in Other (Income) Expenses on the Consolidated Statement of Comprehensive Income.

EDC 2019 ANNUAL REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS 49

Items of note were as follows:

Provision for credit losses of $240 million in 2019 compared to a reversal of provision of $11 million in 2018. The provision for credit losses in 2019 was primarily due to downward credit migration.

Claims-related expenses decreased by $129 million compared to the prior year due to lower claims in our political risk insurance product group.

Administrative expenses were $41 million higher than the prior year mainly due to investments made to update our technology and digital platforms as well as our enterprise risk management systems.

Unrealized losses on financial instruments were $103 million in 2019 mainly due to the volatility associated with our financial instruments carried at fair value through profit or loss.

Impact of Foreign Exchange Translation on Financial Results

The Canadian dollar relative to the U.S. dollar strengthened in 2019 resulting in a rate of $0.77 at the end of the year compared to $0.73 at the end of 2018. The impact of the stronger dollar was a decrease in our assets and liabilities which are primarily denominated in U.S. dollars and are translated to Canadian dollars at rates prevailing at the Statement of Financial Position date. Our business facilitated and the components of net income are translated into Canadian dollars at average exchange rates. The Canadian dollar averaged $0.75 against the U.S. dollar in 2019 compared to $0.77 for 2018.

FINANCIAL PERFORMANCE

Net Financing and Investment Income

Loan Revenue

Loan revenue was $2,295 million in 2019, an increase of $88 million from 2018.

The total yield on our loan portfolio, including loan fees and impaired interest revenue, was 4.37%, an increase of 17 basis points compared to the previous year. The increase is primarily due to higher U.S. interest rates in the latter part of 2018 which resulted in an increase in our floating rate loan revenue in the first half of 2019.

Loan fee revenue decreased by $24 million to $165 million in 2019. In 2018, the impact of fees associated with loan prepayments was more significant.

Components of the change in loan revenue from 2018

(in millions of Canadian dollars)	2019
Increase in revenue from higher yield	103
Decrease in portfolio size	(25)
Foreign exchange impact	26
Increase in performing loan interest revenue	104
Decrease in loan fee revenue	(24)
Increase in impaired revenue	8
Net change in loan revenue	$ 88
For a breakdown of loan interest yield on our fixed and floating rate portfolios, refer to Table 1 in Supplemental Information.

50 MANAGEMENT’S DISCUSSION AND ANALYSIS | EDC 2019 ANNUAL REPORT

Marketable Securities Revenue We maintain a marketable securities portfolio in order to meet our liquidity requirements.
Our marketable securities revenue consists of income earned on short-term instruments, bonds and government securities held during the year.

Our marketable securities portfolio is mainly sensitive to long-term U.S. Treasury rates. As these rates increased in the second half of 2018, the yield on our marketable securities portfolio increased from 2.00% in 2018 to 2.28% in 2019.

Components of the change in marketable securities revenue from 2018

(in millions of Canadian dollars)	2019
Increase in revenue from higher yield	36
Foreign exchange impact	5
Impact of volume decrease	(43)
Net change in marketable securities revenue	$ (2)
Interest Expense Our interest expense includes the cost of our debt and related derivatives. Interest expense totalled $1,307 million in 2019, an increase of $88 million from 2018.

Our cost of funds increased from 2.20% to 2.41% primarily due to an increase in average yields for the year as a result of U.S. interest rate increases that occurred in the latter part of 2018. Debt yields on our floating rate portfolio increased to 2.53% in 2019 from 2.24% in 2018.

Components of the change in interest expense from 2018
(in millions of Canadian dollars)	2019
Increase in expense from higher cost of funds	62
Foreign exchange impact	27
Decrease in portfolio size	(1)
Net change in interest expense	$ 88

Net Finance Margin

The net finance margin represents net financing and investment income expressed as a percentage of average income earning assets. Net financing and investment income consists of loan, marketable securities and investment revenues net of interest expense and financing related expenses.

The net finance margin for 2019 was stable and we anticipate it will remain stable in 2020.
For a breakdown of net finance margin, refer to Table 2 in Supplemental Information.

EDC 2019 ANNUAL REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS 51

Net Insurance Premiums and Guarantee Fees

Net premium and guarantee fee revenue earned in our insurance program in 2019 totalled $202 million, consistent with 2018; however, there were fluctuations in revenue within the product groups.

Net insurance premiums and guarantee fees earned under our international trade guarantee product group totalled $82 million, an increase of $6 million from 2018 mainly due to increased activity in the transportation sector with several key exporters.

Net insurance premiums earned under our credit insurance product group totalled $100 million, a decrease of $5 million from 2018 mainly due to an increase in reinsurance costs. In 2019 we increased reinsurance for several key policyholders for risk mitigation purposes.

For the breakdown of insurance premiums and guarantee fees, refer to Table 3 in Supplemental Information.

Other (Income) Expenses

Other expenses in 2019 totalled $110 million, an increase of $208 million from 2018. We use a variety of financial instruments, including derivatives, to manage our interest rate and foreign exchange risk. Our marketable securities, derivatives and the majority of our loans payable are held at fair value, whereas our loans receivable are held at amortized cost.	(in millions of Canadian dollars)	2019	2018

	Net unrealized (gain) loss on loans payable	470	8
	Net realized and unrealized (gain) loss on marketable securities	(173)	9
	Net realized and unrealized (gain) loss on investments	(168)	(149)
	Net unrealized (gain) loss on derivatives	(23)	10
	Loss on sale and impairment of aircraft	4	5
	Loss on sale of loan assets	3	4
	Foreign exchange translation loss (gain) loss	(3)	16
	Other	–	(1)

	Total	$ 110	$ (98)

As a result of the differing accounting treatment, fluctuations in market rates result in unrealized gains and/or losses on only those instruments carried at fair value, creating volatility in other (income) expenses. In 2019, due to declining interest rates, we recorded net unrealized losses of $271 million (2018 – $5 million). Refer to page 72 for further discussion on our derivatives.

In 2019, we had net realized and unrealized gains of $168 million in our investments portfolio mainly due to strong performance in our fund portfolio.

Provision for (Reversal of) Credit Losses

We recorded a provision for credit losses of $240 million related to our loan portfolio in 2019 primarily due to downward credit migration, including the impairment of three obligors in Turkey and two obligors in the aerospace industry, in addition to the downgrade of one obligor in the oil and gas industry. We also implemented new forward-looking probability of default models in 2019, as discussed on page 107.

(in millions of Canadian dollars)	2019	2018

Remeasurements(1)	229	(41)

Updated probability of default models(1)	53	–

New originations(2)	104	168

Net repayments and maturities(2)	(146)	(138)

Provision for (reversal of) credit losses	$ 240	$(11)

(1)  Refer to Note 4 of the consolidated financial statements.

(2)  Represents provision requirement (release) as a result of repayments, performing loan sales, disbursements and new financing commitments. Also includes the impact of changes in collateral values for our secured loans as these impacts should be considered in conjunction with the impact of the repayments on these loans.

For a breakdown of the provision for (reversal of) credit losses, refer to Table 4 in Supplemental Information.

52 MANAGEMENT’S DISCUSSION AND ANALYSIS | EDC 2019 ANNUAL REPORT

Claims-Related Expenses

Claims-related expenses decreased by $129 million mainly due to lower claims in our political risk insurance product group.

In 2018, we recorded an increase in the net allowance for claims on insurance due to claims in our political risk insurance product group relating to risks in North Africa. The claims were subsequently paid in 2019 resulting in an increase in claims paid and a corresponding decrease in the net allowance for claims on insurance.

(in millions of Canadian dollars)	2019	2018

Claims paid	465	74

Claims recovered	(18)	(56)

Increase (decrease) in the net allowance for claims on insurance	(331)	197

Decrease in recoverable insurance claims	8	34

Claims handling expenses	2	6

Total claims-related expenses	$ 126	$ 255

Administrative Expenses

Administrative expenses for 2019 totalled $538 million, an increase of $41 million from the prior year. We continue to make foundational investments to update our technology and digital platforms and our risk management systems. For further details on our enterprise risk management transformation, refer to page 65. As a result of these investments, we experienced an increase in human resources, professional services and systems costs in 2019.

The Productivity Ratio (PR) captures how well we use our resources and ultimately manage our costs. As we invest in our business, the 2019 PR increased to 36.4% which was better than our Corporate Plan projection as our expenses came in lower than originally planned.

EDC 2019 ANNUAL REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS 53

FINANCIAL CONDITION

Statement of Financial Position Summary

Total assets and total liabilities declined in 2019 mainly due to foreign exchange translation, and a decrease of $2 billion in our marketable securities portfolio as a result of lower cash requirements in early 2020.

as at December 31 (in millions of Canadian dollars)	2019	2018

Cash and marketable securities	10,930	13,289

Derivative instruments	668	256

Loans receivable	51,565	54,566

Allowance for losses on loans	(930)	(820)

Investments	1,627	1,342

Other	712	747

Total Assets	$ 64,572	$ 69,380

Loans payable	52,404	55,448

Derivative instruments	1,269	1,971

Premium and claims liabilities	500	890

Other liabilities	643	726

Equity	9,756	10,345

Total Liabilities and Equity	$ 64,572	$ 69,380

Corporate Plan Discussion

(Based on Corporate Plan submitted in 2019, may vary from final approved Plan)

The following section discusses our 2019 results and financial position in comparison to Corporate Plan projections. We begin by looking back to our 2019 Corporate Plan and compare actual results to what was expected. Then we look forward to 2020 and provide an explanation of where we anticipate changes from our 2019 results and financial position.

Financial Performance

for the year ended December 31 (in millions of Canadian dollars)	2020 Corporate Plan	2019 Actual Results	2019 Corporate Plan

Net financing and investment income	1,232	1,219	1,233

Net insurance premiums and guarantee fees*	274	257	266

Other (income) expenses	5	110	(6)

Administrative expenses	545	538	569

Provision for credit losses	104	240	22

Claims-related expenses	69	126	93

Net income	783	462	821

Other comprehensive income (loss)	32	(40)	89

Comprehensive income	$ 815	$ 422	$ 910

* Includes loan guarantee fees.

54 MANAGEMENT’S DISCUSSION AND ANALYSIS | EDC 2019 ANNUAL REPORT

2019 Corporate Plan

Net income for 2019 was $462 million, $359 million lower than the 2019 Corporate Plan net income of $821 million. Items of note are as follows:

•

Provision for credit losses were $218 million higher than the Corporate Plan primarily due to unanticipated downward credit migration as well as the implementation of new forward-looking probability of default models as previously discussed.

•

Other expenses were $116 million higher than the Corporate Plan mainly due to the volatility associated with our financial instruments carried at fair value through profit or loss. Due to the difficulty in estimating this volatility, a forecast for unrealized gains and losses is not included in the Corporate Plan.

•	Administrative expenses were $31 million lower than the Corporate Plan due to a strong focus on cost containment.

2020 Corporate Plan

Net income for 2020 is planned to be $783 million, $321 million higher than 2019. Items of note are as follows:

•	Provision for credit losses is expected to decrease by $136 million as we do not expect the same level of downward credit migration in 2020.

•

Due to the volatility and difficulty in estimating unrealized gains and losses on financial instruments, a forecast for these amounts is not included in the Plan, resulting in variance in other expenses of $105 million.

•	We are projecting a decline of $57 million in claims-related expenses in 2020 as we are not anticipating the same level of claims activity.

Financial Position

as at December 31 (in millions of Canadian dollars)	2020 Corporate Plan	2019 Actual Results	2019 Corporate Plan

Cash and marketable securities	9,512	10,930	11,327

Derivative instruments	761	668	490

Loans receivable	52,141	51,565	52,716

Allowance for losses on loans	(1,023)	(930)	(1,055)

Investments	1,803	1,627	1,492

Other assets	718	712	899

Total Assets	$63,912	$64,572	$65,869

Loans payable	51,082	52,404	52,505

Derivative instruments	2,065	1,269	1,866

Premium and claims liabilities	485	500	624

Other liabilities	661	643	642

Equity	9,619	9,756	10,232

Total Liabilities and Equity	$63,912	$64,572	$65,869

2019 Corporate Plan

Loans receivable for 2019 were $1.2 billion less than projected in the Corporate Plan mainly due to lower signings volume than forecasted in the Plan.

2020 Corporate Plan

The 2020 Corporate Plan is projecting cash and marketable securities and loans payable to be lower than 2019 actual results mainly due to reduced liquidity requirements.

EDC 2019 ANNUAL REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS 55

Portfolio Exposures and Credit Quality

CONCENTRATION OF EXPOSURE

EDC’s total exposure at the end of 2019 was $114.4 billion, a decrease of $7.9 billion from 2018 primarily as a result of foreign exchange translation. The majority of the exposure in 2019 was within the United States (27%) and Canada (20%), consistent with 2018.

Exposure by Portfolio
as at December 31 (in millions of Canadian dollars)	2019	2018
Financing portfolio:
Financing assets(1)	53,228	55,951
Commitments and guarantees(2)	25,834	28,879
Total financing portfolio	79,062	84,830
Insurance portfolio:
Credit insurance	12,078	11,282
Financial institutions insurance	1,970	1,996
International trade guarantee	9,026	10,016
Political risk insurance	838	886
Reinsurance ceded(3)	(222)	(250)
Total insurance portfolio	23,690	23,930
Marketable securities and derivative instruments(4)	11,598	13,545
Total exposure	$114,350	$122,305
(1) Includes gross loans receivable and investments.
(2) lncludes $839 million of investment commitments (2018 – $736 million).
(3) Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.
(4) Includes cash.
For a detailed breakdown of the major concentrations of total exposure by geographical market and industry, refer to Tables 5 and 6 in Supplemental Information.

FINANCING PORTFOLIO

Loans Portfolio

We support Canadian exports and Canadian investments abroad by providing financing solutions to Canadian exporters and their foreign customers, to Canadian investors and to financial institutions. Not only do we provide solutions for exporters with existing contracts, we also proactively identify potential procurement needs for large foreign buyers as well as large foreign projects, match those needs to Canadian expertise and provide financing in order to develop opportunities for procurement from Canadian companies. Our financing products enable Canadian companies to provide their customers with flexible financing. To mitigate credit risk within our loan portfolio, we enter into risk transfer transactions such as unfunded loan participations and loan default insurance.

56 MANAGEMENT’S DISCUSSION AND ANALYSIS | EDC 2019 ANNUAL REPORT

Gross Loans Receivable

Gross loans receivable totalled $51,601 million at the end of 2019, a decrease of
$3,008 million or 6% from 2018. The decrease was mainly due to foreign exchange translation. The stronger Canadian dollar resulted in a decline in gross loans receivable of
$2.3 billion, with the majority of the decline attributed to loans denominated in U.S. dollars.

In assessing the credit risk profile of our loan portfolio, we rate our obligors using a system of credit ratings as established in our credit risk rating methodology. These ratings are reviewed on a regular basis. Based on their ratings, we then categorize our loans receivable into three risk classifications: investment grade, non-investment grade and impaired.

Individually Impaired Gross Loans Receivable

Impaired loans represent loans for which we no longer have reasonable assurance that the full amount of principal and interest will be collected on a timely basis in accordance with the terms of the loan agreement. At the end of 2019, impaired gross loans receivable totalled
$1,390 million, an increase of $527 million from the end of 2018. The addition of two obligors in the aerospace industry ($335 million) and three obligors in Turkey ($234 million)
contributed to the increase in 2019. Overall, impaired loans as a percentage of total gross loans receivable increased to 2.69% in 2019 from 1.58% in 2018.

Note 4 in the Consolidated Financial Statements provides additional information on the activity in our impaired loans portfolio during the year.

Table 7 in Supplemental Information provides industry concentration on impaired gross loans receivable.

Commercial Loans, Loan Commitments and Loan Guarantees

(in millions of Canadian dollars)	Gross loans receivable	Commitments	Loan guarantees	Risk transfer		2019 Exposure		2018 Exposure

Industry					$	%	$	%

Oil and gas	8,360	5,701	128	(744)	13,445	18	15,431	19

Aerospace	9,847	2,224	85	(108)	12,048	16	13,776	17

Surface transportation	6,131	4,127	635	–	10,893	14	9,520	12

Mining	6,772	2,500	273	(864)	8,681	12	8,983	11

Infrastructure and environment	6,308	1,824	391	–	8,523	11	9,055	11

Information and communication technologies	4,916	1,423	473	(13)	6,799	9	8,210	10

Financial institutions	3,260	1,141	4	1,729	6,134	8	7,480	9

Light manufacturing	2,595	1,313	1,212	–	5,120	7	5,271	6

Resources	2,509	861	302	–	3,672	5	3,806	5

Total	$ 50,698	$ 21,114	$ 3,503	$ –	$ 75,315	100	$81,532	100

The decrease in the commercial loans portfolio is mainly due to foreign exchange translation and a reduction in revolving facility commitments, mainly in our oil and gas and mining industries. Net loan repayments in the aerospace and information and communication technologies industries also contributed to the overall decrease. In order to manage our concentration risk, we enter into unfunded loan participation and loan default insurance agreements with financial institutions, thereby transferring exposure from other industries to the financial institutions industry.

EDC 2019 ANNUAL REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS 57

In 2019, non-investment grade exposure accounted for 50% (2018 – 49%) of total exposure. The largest concentrations of non-investment grade exposures are within the aerospace (22%), oil and gas (17%) and light manufacturing sectors (12%).

Our five most significant counterparty exposures representing $6,406 million, or 9% of the total commercial exposure at the end of 2019 were as follows:

•  one mining sector obligor with total exposure of $1,558 million, located in Chile;

•  one information and communication technologies sector obligor with total exposure of $1,299 million, located in the United States;

•  one surface transportation sector obligor with total exposure of $1,290 million, located in the United Kingdom;

•  one aerospace sector obligor with total exposure of $1,228 million, located in the United States; and

•  one mining sector obligor with total exposure of $1,031 million, located in the United Arab Emirates.

After consideration of unfunded loan participations and loan default insurance, our exposure to these counterparties is $5,136 million.

Sovereign Loans, Loan Commitments and Loan Guarantees

(in millions of Canadian dollars)	Gross loans receivable	Commitments	Loan guarantees		2019 Exposure		2018 Exposure

Country				$	%	$	%

Angola	454	–	–	454	35	513	42

Egypt	–	329	–	329	26	–	–

Indonesia	116	–	–	116	9	156	13

Serbia	60	–	–	60	5	74	6

China	53	–	–	53	4	65	5

Uruguay	–	–	49	49	4	64	5

Pakistan	48	–	–	48	4	58	5

Rwanda	44	–	–	44	3	56	5

Cuba	35	–	–	35	3	36	3

Other	93	–	–	93	7	198	16

Total	$903	$329	$49	$1,281	100	$1,220	100

Sovereign exposure includes 92% of non-investment grade exposure (2018 – 89%).

Allowance for Credit Losses

The total allowance for losses on loans, loan commitments and loan guarantees was $1,020 million at the end of 2019, an increase of $100 million from 2018.

The key components impacting the allowance in 2019 were as follows:

•  remeasurement as a result of net downward credit migration – increase of $229 million;

•  new originations – increase of $104 million;

•  implementation of new probability of default models – increase of $53 million;

•  net repayments and maturities – reduction of $146 million;

•  loan write-offs – reduction of $103 million; and

•  the strengthening of the Canadian dollar relative to the U.S. dollar – decrease of $37 million.

58 MANAGEMENT’S DISCUSSION AND ANALYSIS | EDC 2019 ANNUAL REPORT

Investments

EDC plays a role in supporting the export growth of Canadian companies by helping them to access capital and financing in order to reach global market opportunities. Our solution suite covers a broad range of solutions with a portfolio of debt, late stage venture capital and private equity investments focused on promising Canadian exporters. Our exporter investments are made both directly into Canadian businesses and via Canadian fund partners. In addition we invest in international funds in key priority markets where such investments can serve to facilitate the connection of Canadian business activity to international markets, with the goal of growing Canadian exporters and facilitating foreign business connections. Investments are normally held for periods greater than five years. Divestitures are generally made through the sale of our investment interests through private sales to third parties or sales on public markets.

Consistent with our business goal of growing investments, our exposure increased by $388 million to $2,466 million in 2019 largely as a result of new commitments. During the year, we signed an additional $445 million of investment arrangements (2018 – $190 million).

Refer to Table 9 in Supplemental Information for a breakdown of exposure for our investments.

INSURANCE PORTFOLIO

Credit insurance facilitates export growth by mitigating risk, providing companies with the confidence to do business abroad knowing that their receivables will be paid should their buyer default on payment. It also enhances their cash flow as banks are generally comfortable providing additional support when their customers’ foreign receivables are insured.

Financial institutions insurance supports Canadian exporters for bank and foreign buyer counterparty risk in trade transactions.

EDC’s international trade guarantee products are delivered through partnerships with banks and surety companies. Our performance security and surety bond products are used by exporters primarily to guarantee their contract performance, which helps free up working capital. Our partnerships with banks and surety companies help them mitigate their risks and make it easier for exporters to obtain the coverage they need. We provide contract frustration insurance coverage to protect against commercial and political risks resulting from buyer non-payment associated with a specific contract.

Political risk insurance provides coverage for political events that could adversely impact a company’s foreign operations and/or its financial intermediaries by protecting investments and assets in other countries, typically in emerging markets.

The assistance that EDC provides to our policyholders within our four primary insurance product groups is counted in various ways. Under the credit insurance and financial institutions insurance product groups, the policyholder declares their sales volume to entities covered by their policy. These declarations are counted as business facilitated for these product groups. Within our international trade guarantee product group, a facility is established and the policyholder makes requests for cover to initiate specific coverage. These requests represent business facilitated by EDC. As transactions are signed within our political risk insurance product group, they are also counted as business facilitated.

In addition to directly underwriting insurance policies, we assume exposure from other insurers to fulfill our mandate to support Canadian exporters. We also cede reinsurance to other insurance companies to mitigate our risk. The ceding arrangements provide greater diversification of the business and minimize the net loss potential arising from large exposures.

EDC 2019 ANNUAL REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS 59

Insurance in Force

Our liability associated with outstanding insurance policies and guarantees is referred to as insurance in force and exposure throughout this annual report.

Insurance in force totalled $23,690 million at the end of 2019 (2018 – $23,930 million).

The following charts show the exposure by industry of our credit insurance and international trade guarantee product groups:

The following charts show the exposure by geographic market for our financial institutions and political risk insurance product groups:

60 MANAGEMENT’S DISCUSSION AND ANALYSIS | EDC 2019 ANNUAL REPORT

Claims

The following table provides a breakdown of claims paid by exporter’s insured sector:

(in millions of Canadian dollars)		2019		2018
	$	%	$	%
Oil and gas	382	82	4	5
Infrastructure and environment	23	5	27	37
Light manufacturing	22	5	14	19
Resources	15	3	18	24
Surface transportation	13	3	3	4
Information and communication technologies	10	2	8	11
Claims paid	465	100	74	100
Claims recovered	(18)		(56)
Net claims paid	$447		$18

Claim payments totalled $465 million in 2019 and were comprised of 1,303 claims related to losses in 79 countries (2018 – 1,140 claims in 77 countries). In 2019, the largest concentration of claim payments was in our political risk insurance product group relating to risks in North Africa.

In 2019, we recovered $20 million in total (2018 – $59 million) of which $2 million was disbursed to exporters (2018 – $3 million).

For a breakdown of claims by size concentration, refer to Table 10 in Supplemental Information.

Premium and Claims Liabilities

Premium and claims liabilities represent our estimate of future claims under the terms and conditions of our insurance policies.

At the end of 2019, the premium and claims liabilities were $500 million. The liability net of the reinsurers’ share was $380 million, a decrease of $360 million from 2018, mainly due to the payment of claims in our political risk insurance product group. As a result, the net premium and claims liabilities as a percentage of the insurance in force declined to 1.6% in 2019 (2018 – 3.1%).

The reinsurers’ share of our premium and claims liabilities is recorded as an asset on the Consolidated Statement of Financial Position and is also included in our premium and claims liabilities. The reinsurers’ share of premium and claims liabilities was $120 million compared to $150 million in 2018. If we were required to pay out a claim on reinsured policies, we could recover from the reinsurer depending on the terms of the agreement.

EDC 2019 ANNUAL REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS 61

As permitted by International Financial Reporting Standard 7 – Financial Instruments: Disclosures, we have displayed certain parts of our Management’s Discussion and Analysis which discuss the nature, extent and management of credit, liquidity and market risks in green font. These disclosures form an integral part of our audited consolidated financial statements for the year ended December 31, 2019.

MARKETABLE SECURITIES AND DERIVATIVE INSTRUMENTS

Our policies and procedures, which are reviewed periodically, are designed to limit and manage credit risk associated with marketable securities and derivative instruments. These policies and procedures define the minimum acceptable counterparty rating in alignment with the Minister of Finance Financial Risk Management Guidelines for Crown Corporations. In addition, we have policies which are reviewed periodically and procedures that establish credit limits for each counterparty, which are reviewed by management no less than annually. These policies and procedures are designed to limit and manage the credit risk associated with these financial instruments.

Our interest-bearing deposits and marketable securities portfolio expose us to the risk that the deposit-taking institutions or counterparties will not repay us in accordance with contractual terms. Our potential deposit and marketable securities credit exposure is represented by the carrying value of the financial instruments.

The following table provides a breakdown, by credit rating and term to maturity, of our deposits and marketable securities credit exposure:

(in millions of Canadian dollars)

	Remaining term to maturity
Credit rating	Under 1 year	1 to 3 years	Over 3 years	2019 Exposure	2018 Exposure

AAA	3,261	3,220	3,177	9,658	10,506
AA+	–	7	20	27	14
AA	–	40	–	40	41
AA-	732	–	–	732	1,911
A+	194	13	37	244	480
A	225	–	–	225	334
BBB+	4	–	–	4	3

Total	$ 4,416	$ 3,280	$ 3,234	$ 10,930	$ 13,289

Derivatives expose us to the risk that the counterparty will not repay us in accordance with contractual terms. Our potential derivative credit exposure is represented by the replacement cost of contracts that have a positive fair value. For a more in-depth discussion on the use of derivative instruments, refer to the section on derivative instruments (see page 101).

All swaps are transacted with high credit quality financial institutions. We operate a collateral program to mitigate credit exposure related to swaps used to hedge risk within our funding program. As market rates move between the settlement date and maturity date of the swap, the financial instrument attains value such that to terminate the swap early, one counterparty would need to make a payment to the other to compensate for the movement in rates. In order to mitigate the credit risk, we enter into collateral agreements with financial institutions with whom we undertake swap transactions. Under the terms of the swap agreements, when the credit exposure surpasses an agreed upon threshold, collateral in the form of government securities is posted with an independent third party by our swap counterparty. At the end of 2019, $38 million was posted as collateral by our counterparties to mitigate credit risk associated with swap agreements.

The following table provides a breakdown, by credit rating and term to maturity, of our derivative credit exposure and how it is offset against exposure netting amounts and collateral held. Exposure netting amounts represent derivative contracts where there is an agreement with the counterparty (netting agreement) that allows us to offset the counterparty’s derivative credit exposure to us against our credit exposure to that same counterparty. After applying both exposure netting and collateral held, our net exposure is $79 million (2018 – $12 million).

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(in millions of Canadian dollars)

	Remaining term to maturity
	Under 1	1 to	Over 3	Gross	Exposure	Collateral	2019 Net	2018 Net
Credit rating	year	3 years	years	exposure	netting *	held	exposure	exposure
AA-	113	133	205	451	(410)	–	41	1
A+	9	23	48	80	(77)	–	3	7
A	8	17	112	137	(64)	(38)	35	4
Total	$ 130	$ 173	$ 365	$ 668	$ (551)	$ (38)	$ 79	$ 12

* As a result of netting agreements.

Credit risk for marketable securities and derivative instruments is reported on a quarterly basis to the Asset Liability Management Committee and to the Risk Management Committee of the Board.

Capital Management

Our capital management framework ensures that we are appropriately capitalized and that our capital position is identified, measured, managed and regularly reported to the Board. Our capital is first and foremost available to support Canadian exporters and investors for the benefit of Canada. Being appropriately capitalized has allowed us to fulfill our mandate and sustain continued risk capacity for Canadian exporters and investors.

We have a capital management framework in place which follows the Internal Capital Adequacy Assessment Process (ICAAP).

Under ICAAP, EDC targets a level of capitalization sufficient to cover potential losses consistent with a rating standard of AA. This solvency standard aligns with that of leading financial institutions and with the key principles of financial self-sufficiency.

We assess capital adequacy by comparing the supply of capital to the demand for capital. Demand for capital, which is calculated by a model that estimates the capital required to cover the extreme value of potential losses, includes credit, market, operational, pension plan and business/strategic risk. The supply of capital is determined by our financial statements and consists of paid-in share capital and retained earnings.

as at December 31 (in millions of Canadian dollars)	2019	2018
Demand for capital
Credit risk	2,965	3,024
Market risk	934	907
Operation risk	225	227
Strategic risk	412	416
Pension plan risk	469	520
Strategic initiatives	100	200
Total demand for capital	$5,105	$ 5,294
Supply of capital	$9,756	$ 10,345
EDC implied solvency rating	AAA	AAA

We measure and report changes to capital supply, capital demand and its implied solvency rating to the Executive Management team monthly. These capital measures are reported regularly to the Board together with forward looking stress tests which model the potential impact on capital of portfolio migration and other key risk events.

We strive to ensure that our risk and capital management policies are aligned with industry standards and are appropriately sophisticated relative to our risk profile and business operations.

EDC 2019 ANNUAL REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS 63

Investor Relations

Treasury issues debt securities and manages EDC’s liquidity while mitigating operational, financial and reputational risks.

Funding

In 2019, we borrowed USD 11.2 billion in the global capital markets by issuing fixed income securities in both public and private formats in ten currencies.

We maintained our presence in the Australian bond market and reopened an existing five-year benchmark bond, increasing it by 400 million and a second time for another 200 million to bring the total to AUD 1 billion. We also maintained a presence in the Kauri market with the successful launch of a five-year fixed rate 650 million bond in New Zealand Dollars. Kanga-News Awards, which reflect excellence in the Australasian debt markets, awarded EDC the Kauri Bond Deal of the Year in 2019 for this transaction.

We issued three public Sterling Overnight Index Average (SONIA) bonds: a three-year 700 million Great British Pounds (GBP) bond; a five-year 600 million GBP bond; and a one-year 500 million GBP private placement transaction. EDC was awarded Deal of the Year by Mtn-i for the private placement as recognition for being a pioneering organization that is embracing the new rate setting mechanism. Mtn-i is a market database and analytics platform for the medium-term note and private placement markets.

The USD Global Benchmark market is a critical cornerstone of the funding program and EDC issued a five-year USD 2 billion Global Benchmark bond and a three-year USD 2 billion Global Benchmark bond in 2019. These two transactions represented the largest transactions issued by EDC.

We entered the Euro market with our debut benchmark, a seven-year Euro 1 billion bond which was met with a positive reception and provided diversification by currency and term as well as many new investors. As a new strategic endeavor of the annual funding plan, we intend to be a regular issuer in this market.

We issued a five-year 500 million Canadian Dollar Green Bond and the offering represented a return to the Canadian Dollar Green Bond market following our inaugural trade in 2017. The bond is supported by our climate-friendly financing portfolio.

Off Balance Sheet Arrangements

In the normal course of business, we engage in a variety of transactions with structured entities (SEs). SEs are generally created for a single purpose, have a limited lifespan and are used for risk management, legal or taxation reasons to hold specific assets for their benefactors. These transactions are generally undertaken for risk, capital and funding management purposes that benefit our customers. In accordance with IFRS, those SEs where we are not exposed or do not have rights to variable returns from our involvement with the SE and do not have decision-making power to affect the returns of the SE, have not been consolidated on our Statement of Financial Position.

EDC may also use SEs to hold assets that have been foreclosed upon and cannot be held directly for legal or taxation reasons, typically for foreclosed assets in foreign countries. Refer to Note 23 for further details.

64 MANAGEMENT’S DISCUSSION AND ANALYSIS | EDC 2019 ANNUAL REPORT

Financial Instruments

Given the nature of our business, our assets and liabilities are substantially composed of financial instruments. Financial instrument assets include cash resources, securities, investments, loans receivable and recoverable insurance claims, while financial instrument liabilities include accounts payable, loans payable and loan guarantees.

In accordance with IFRS, the majority of our financial instruments are recognized in the Consolidated Statement of Financial Position at their fair value. These financial instruments include marketable securities, investments, derivative instruments, loans payable designated at fair value through profit or loss and recoverable insurance claims. Note 2 of the consolidated financial statements outlines the accounting treatment for our financial instruments, while Note 20 provides details of how their fair values are determined.

Derivative Instruments

We may also use a variety of derivative instruments to manage interest rate risk, foreign exchange risk and credit risk. Derivative instruments used include interest rate swaps, cross currency interest rate swaps, foreign exchange swaps and foreign exchange forwards.

We do not use derivatives for speculative purposes. These derivatives are only contracted in accordance with policies established in the Global Risk Management Group (GRM Group) and approved by our Board of Directors. Both our internal policies and guidelines and those set by the Minister of Finance limit our use of derivatives. Derivative counterparty credit risk is managed by contracting only with creditworthy counterparties, and in certain cases entering into collateral agreements with those counterparties. For further discussion on our risk management framework, refer to the Risk Management discussion on the following pages.

Risk Management Overview

As Canada’s export credit agency, EDC is in the business of taking risk. It is through the assumption of risk that we deliver on our mandate and generate value. Our global business activities expose us to a wide variety of risks –financial, operational and strategic – across a diverse economic and political landscape. As we seize new business opportunities, we must be vigilant in our efforts to identify and anticipate risks and manage them in a prudent manner. By doing so, we will safeguard our ability to achieve our business objectives and remain sustainable and relevant in the years to come.

We have established a foundational Enterprise Risk Management (ERM) practice and we are in the midst of making significant investments in our risk management activities. We have adopted a plan to mature our risk management activities to ensure comprehensive, enterprise-wide risk management. Our intended outcomes incorporate guidance provided by the Office of the Superintendent of Financial Institutions, the Office of the Auditor General and industry leaders.

At EDC, ERM is not about taking more or less risk but developing a governance system that enables us to manage the risks we do choose to take. This effort involves, among other things, elevating risk awareness, understanding and foresight throughout the organization. By better managing risk, we can serve more exporters and investors and in so doing, play a more significant role in Canada’s trade ecosystem.

Our ERM emphasizes a strong risk culture of oversight and clear direction, ownership and accountability, and the requirement for robust monitoring and reporting. Key elements include: governance in accordance with a three-lines-of-defence model (3LD), an industry best-practice approach to risk governance; articulation and operationalization of our risk appetite; enhanced discipline around risk management processes; and integration of new financial and operational risk policies.

Our Board of Directors and management team are actively engaged to ensure that a risk management program is effectively implemented at all levels of the corporation.

In accordance with our ERM Framework, steady progress continues to be made with respect to adoption of the 3LD model. Implementation of the 3LD model will ensure that we continue to manage our business according to the evolving standards of Canadian financial institutions and that appropriate checks and balances are in place as we take on risk in order to deliver solutions for our customers.

EDC 2019 ANNUAL REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS 65

Throughout 2019, as we continued our risk management implementation plan, we aimed to simplify the approach used to guide us in ushering in risk management practices in the business. We continued to focus our attention on ensuring that management and resources were dedicated to guaranteeing that ERM outcomes were achieved.

In 2019, we were successful in resourcing our Enterprise Risk Management and Operational Risk Management (ORM) leadership teams with experienced risk management leaders. A dedicated ORM team was established, with a mandate to develop and deliver an ORM program, methodologies and tools to help the business manage and mitigate operational risks, in a manner which is designed for EDC’s nature, size and complexity. The ORM team is actively working with the first and second lines of defense to identify common needs, processes, reporting, and data to develop an integrated approach and tools. The rollout of the ORM program will continue in 2020.

As per our policy, the EDC Risk Appetite Statement was updated and approved by the Board in December 2019. Improvements made to the Risk Appetite Statement in 2019 will further enable us to develop more meaningful risk appetite measures and cascade those measures into the business, enabling decision makers to use a clear risk appetite to serve our customers better.

We continue to focus on implementation of risk management policies and change business processes to mature our management of risk. Dedicated governance and oversight were employed in 2019 to ensure risk policy implementation was accelerated. This implementation work continues into 2020 and will be supported by the establishment of a formal policy attestation program to ensure policies are being followed.

Risk Governance, Oversight and Design

Our evolving risk governance structure balances strong central oversight and control of risk with clear accountability for and ownership of risk within the “front lines”. The 3LD risk governance model ensures a balance between three distinct organizational functions, or “lines of defence”:

•	1st Line of Defence: Employees on the front line who take, own and manage risk on a day-to-day basis.

•

2nd Line of Defence: The risk and compliance functions that provide independent oversight of and effective challenge to the first-line’s risk management activities by ensuring that the organization’s governance structure is appropriate, the right checks and balances are in place, and the proper tools are available.

•	3rd Line of Defence: The internal audit function, which provides independent assurance on the effectiveness of risk management policies, processes and practices to senior management and the Board.

This structure supports the cascade of EDC’s Risk Appetite throughout the organization and provides forums for risks to be appropriately considered, discussed, debated and factored into business decisions at all levels and across all functions.

BOARD AND ITS COMMITTEES

Board of Directors

The Board of Directors is ultimately responsible for Risk Governance by setting the cultural tone, approving EDC’s Risk Appetite Statement and ERM Framework, and maintaining oversight as to the efficacy of the ERM program. In addition, it has responsibility to ensure that our incentive, reward and performance management and evaluation systems are aligned and in place, with due emphasis on risk, compliance and controls. The Board operates six(1) formal committees to oversee and provide guidance and direction. This committee structure helps to ensure that risks are adequately considered, discussed, debated and factored into business decisions.

(1) For further details on Board Committees, please refer to page 39 of this Annual Report.

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Risk Management Committee of the Board

This committee assists the Board in fulfilling its oversight responsibilities with respect to the prudent management of our capital structure, including the management of the credit, market and other enterprise risks of EDC.

Audit Committee of the Board

The Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to our standards of integrity and behaviour, financial reporting and internal control systems.

MANAGEMENT AND ITS KEY RISK COMMITTEES

Executive Management Team

The Executive Management team, led by the President and CEO and including the executives reporting directly to the President and CEO and those reporting to the Chief Business Officer, is ultimately accountable for managing enterprise risk within the Board-approved Risk Appetite, approving policies and procedures and overseeing execution of risk management activities. The Executive Management team has primary responsibility for the management of EDC’s risks, standards of integrity and behaviour, financial reporting and internal control systems.

The Executive Management team participates in various senior management committees. Five of these are described below.

Management Risk Management Committee

This committee has responsibility to make risk decisions, provide guidance on risk issues, undertake risk governance and to ensure that appropriate capital and risk management policies are in place.

Asset Liability Management Committee

The Asset Liability Management Committee acts as authority for recommending market risk policies to the Board for approval and ensuring that policies are supported by appropriate procedures and practices for the measurement, management and reporting of market risk. In addition, the committee provides endorsement as to the acceptability of our asset/liability management strategy, ensures that market risk positions are managed within policy limits, and addresses such risk practices as diversification requirements and reporting and monitoring of compliance with guidelines.

Investment Committee

The Investment Committee reviews and endorses the acceptability of transactions to be made under our investments program, and recommends transactions to the appropriate level of authority. It also makes recommendations regarding the program’s strategy to the Executive Management team and the Board of Directors and monitors program-level performance.

Executive Committee

The Executive Committee provides a forum to achieve Executive alignment on non-transactional topics of a strategic nature. Topics brought forward will likely be precedent setting and may involve innovative ideas around EDC’s business direction.

Management Pension Committee

This committee oversees operations and performs high-level decision-making functions with respect to the pension plans and the related pension funds including recommendations to the Human Resources Committee of the Board.

As we mature our risk management practices, the structure of our risk committees will evolve and be revised accordingly.

EDC 2019 ANNUAL REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS 67

KEY RISK MANAGEMENT GROUPS

Global Risk Management Group

The Global Risk Management Group provides independent oversight of and effective challenge to the management of risks inherent in our activities, including the establishment of our Enterprise Risk Management policies and framework to manage risk in alignment with our risk appetite and business strategies. The GRM Group is responsible for identifying, measuring, monitoring, assessing, and reporting on risk factors facing EDC, and ensuring that risk considerations are taken into account and align with our risk tolerance in all areas and processes at EDC. The GRM Group is headed by the SVP, Global Risk Management and Chief Risk Officer, who works closely with the President and Chief Executive Officer, the Chief Business Officer, the Board of Directors and other members of Senior Management to set the ‘tone at the top’ and establish a risk aware culture across EDC.

Finance

Responsible for financial planning, accounting, financial reporting and cash management, Finance ensures that appropriate controls exist to ensure effective cash management and delivery of complete and accurate financial reporting.

Internal Audit

As the third line of defence, Internal Audit (IA) is responsible to provide independent and objective assurance and advisory services designed to add value and help us achieve our business objectives pertaining to operations, reporting, and compliance with laws and regulations. IA does this by bringing a systematic and disciplined approach to evaluating and improving internal controls, risk management, and governance processes. Although IA’s mandate includes the provision of advisory services to management, these services will be ancillary to the assurance services it provides to the Audit Committee of the Board of Directors. Our Chief Internal Auditor reports to the Chair of the Audit Committee of the Board of Directors and has a dotted line reporting relationship with our President & CEO.

IA governs itself by adhering to The Institute of Internal Auditors’ (IIA) mandatory guidance, including the Core Principles for the Professional Practice of Internal Auditing, the Definition of Internal Auditing, the IIA Code of Ethics and the International Standards for the Professional Practice of Internal Auditing. This guidance constitutes principles of the fundamental requirements for the professional practice of internal auditing and for evaluating the effectiveness of internal audit’s performance.

Front Line Units

Front Line Units includes business units and other functions within the first line of defence who take, own and manage risk on a day-to-day basis. These functions are responsible for identifying, assessing, mitigating, assuming, controlling and reporting on risk in accordance with established enterprise risk appetite, policies, culture and strategic goals.

Risk Taxonomy

Our Enterprise Risk Management taxonomy breaks risk down into three broad risk areas, expressing our risk appetite and tolerance in terms of financial risk, operational risk, and strategic risk. As a financial institution, financial risk is naturally front and centre and, as a result, the majority of this report covers this area.

FINANCIAL RISK MANAGEMENT

Portfolio Risk Profile

While EDC follows leading risk management practices, we generally assume more risk than a typical financial institution due to our mandate. We take on larger single counterparty exposures and larger concentration exposures by sector than other financial institutions, most notably in the transportation and extractive sectors which lead Canadian exports.

Despite a portfolio distribution that is almost equally segmented between investment grade and non-investment grade borrowers in 2019, the vast majority of EDC’s risk profile, as determined by capital demand for credit risk, emanates from the non-investment grade space. Although only 52% of EDC’s loan portfolio is non-investment grade, 80% of capital demand is attributable to this category of obligor.

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Credit Risk Management

Credit risk is the risk of loss incurred if a counterparty fails to meet its financial commitments. We are exposed to credit risk under our loans and insurance programs and treasury activities.

We manage credit risk in the organization through policy requirements, established authorities and limits, mitigation activities and reporting. Our credit risk policies set out our requirements on credit granting, concentration, counterparty and country limits, risk rating, exposure measurement, monitoring and review, portfolio management and risk transfer, as well as management and Board reporting.

Credit Granting

We deliver our products and services through business teams grouped under our insurance and financing programs. The business teams are responsible for the proper due diligence associated with each credit commitment. Every credit commitment requires recommendation and approval. Credit commitments in excess of certain thresholds require independent authorization by the Global Risk Management Group or the Board of Directors. The credit rating of a transaction and/or the dollar amount of exposure at risk determines whether approval is required by the GRM Group or the Board of Directors.

Our approval responsibilities are governed by delegated authorities. The Board delegates specific transactional approval authorities to the President and CEO. Onward delegation of authority by the President and CEO to business units is controlled to ensure decision-making authorities are restricted to those individuals with the necessary experience levels. The criteria whereby these authorities may be further delegated throughout the organization, as well as the requirements relating to documentation, communication and monitoring of delegated authorities, are set out in corporate policies and standards.

We bear additional counterparty risk through our treasury liquidity and derivative portfolios. Treasury counterparties must be recommended by the Market and Liquidity Risk team and approved by the GRM Group. The recommender and approver must both have the appropriate delegated authority. All treasury credit exposures are measured on a fair value basis and compliance with policy and operational limits is measured daily. In addition, we have policies and procedures in place to limit and to manage the credit risk associated with these financial instruments and to define collateral requirements for treasury counterparties.

We also bear counterparty risk through our insurance portfolio under a reinsurance structure, where we are exposed to the credit risk of the reinsurer. To help mitigate this risk, our placement of reinsurance is diversified such that it is not dependent on a single reinsurer. Reinsurance counterparty exposure is managed under our reinsurance counterparty management procedures and monitored by the GRM Group.

Concentration Limits

To ensure diversification of risks within our credit commitments, we have established risk limits in place to protect against being overly concentrated to any one country, industry sector or commercial obligor. Our capital base is factored into the determination of limits as well as risk factors associated with the exposure including the obligor rating, country rating, associated collateral and EDC product type. Exposures beyond the risk limits require either Presidential approval within discretionary limits or review by the Risk Management Committee of the Board and approval of the Board.

Risk Ratings

Consistent with the Basel II Advanced Internal Rating-Based approach, credit risk is measured by assigning two distinct ratings. The first one is a risk rating to an obligor that is tied to a probability of default (PD). The PD describes the likelihood of a default of an obligor over a one-year period. The second one is a rating to a transaction in the form of a loss given default (LGD) estimate. The LGD estimates the percentage of dollar exposure which EDC reasonably expects to lose should a default occur on a specific transaction.

EDC’s internal credit risk rating system measures obligor and transaction risks for the majority of our risk exposure. This risk rating system utilizes a 20 point rating scale to differentiate the PD of obligors and a 7 point rating scale to differentiate the LGD of transactions. While our obligor rating is arrived at independently of external ratings for the obligor, our risk-rating methodology includes a review of those external ratings.

EDC 2019 ANNUAL REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS 69

Our Economics team is responsible for establishing, monitoring and approving country risk ratings. Country risk ratings are continually reviewed to take into consideration any changes in the world environment or a specific country.

For treasury related counterparties, EDC’s internal credit rating is assigned as the lower of the highest two external ratings.

Exposure Measurement

To ensure that the level of credit risk is transparent to both management and the Board, our credit exposure measurement guideline requires information reporting and comparison of the aggregated exposures within a portfolio against prescribed limits such as country, industry and obligor. We also report on approved short-term buyer limits under our accounts receivable insurance program.

Monitoring and Review

Our operating practices include ongoing monitoring of credit exposures. Teams are in place to monitor and manage credit exposure within the different product lines which include monitoring of events in the country and industry of the obligor. The business teams are responsible for managing the credit quality and financial performance of our portfolio of commercial loans and guarantees both at the transaction and portfolio levels. This includes undertaking loan reviews, assessing risk ratings and regularly monitoring borrowers and the credit risk environment including research and assessment of financial, operating and industry trends. Our portfolio of credit insurance counterparties is actively monitored by our Risk Assessment and Portfolio Management team. In addition, deteriorating credits are managed by teams that specialize in restructurings, Paris Club reschedulings, claims and recoveries. Management and the Board are frequently apprised on the credit quality of the portfolio through regular reporting including detailed quarterly reporting on the breakdown of the portfolio by risk ratings, impaired obligors, loan write-offs and claims information.

Portfolio Management

The goal of portfolio management is to ensure our ability to pursue mandate related opportunities while taking into consideration the availability of financial resources and limit constraints. Management and the Board are regularly updated on our portfolio of credit exposures through quarterly compliance reporting against concentration limits. We use both primary and secondary portfolio management activities to address imbalances or excess concentrations including, but not limited to, syndication at credit origination, the sale of assets, insurance, reinsurance and hedging using credit derivatives.

We continue to make use of loan insurance for risk mitigation purposes targeting large exposures in our loan portfolio. To address credit concentration in our insurance portfolios we engage in various risk transfer activities.

Management and Board Reporting

The GRM Group provides timely and comprehensive risk reporting to management and the Board on major risks being assumed by or facing EDC, enabling appropriate management and oversight. This reporting includes, but is not limited to: a quarterly risk management report; a monthly credit risk policy compliance report; a monthly capital adequacy report; and a monthly report detailing our market risk, liquidity and funding, and counterparty credit risk policies. Ad-hoc risk reporting is provided to senior management and the Board as warranted for new or emerging risk issues or significant changes in our level of risk. Significant credit risk issues and action plans are tracked and reported to ensure management accountability and attention are maintained.

Market Risk Management

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign exchange risk; interest rate risk; and other price risk. We are exposed to potential losses as a result of movements in interest and foreign exchange rates.

Through our policies and guidelines, we ensure that market risks are identified, measured, managed and regularly reported to management and the Board. Our market risk policies set out our requirements on interest rate and foreign exchange exposure limits, liquidity, investment, debt funding, management of the credit risk for treasury counterparties and management and Board reporting. The Asset Liability Management Committee, which is chaired by the Chief Financial Officer (alternate Chair is the Chief

70 MANAGEMENT’S DISCUSSION AND ANALYSIS | EDC 2019 ANNUAL REPORT

Risk Officer), oversees and directs the management of market risks inherent within our normal business activities. Risk oversight is provided by the Market and Liquidity Risk team in the GRM Group.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. We are exposed to potential adverse impacts on the value of financial instruments resulting from differences in the maturities or repricing dates of assets and liabilities both on and off-balance sheet, as well as from embedded optionality in those assets and liabilities.

Our interest rate risk is managed in accordance with guidelines established by the Department of Finance as well as policies set by the Board. We report interest rate risk on a monthly basis to the Asset Liability Management Committee and quarterly to the Risk Management Committee of the Board.

Management of interest rate risk is enabled through monthly risk position monitoring against limits and reporting. Interest rate risk is measured by simulating the impact of a 100 basis point change in both our net financing and investment income and our economic value. Economic value is defined as the present value of all future cash flows for assets and liabilities of EDC (discounted at current market swap rates for each currency).

Our policy sets limits based on the impact of an instantaneous 100 basis point change in interest rates. The limit on the sensitivity of net financing and investment income (NFII) to an instantaneous 100 basis point change in interest rates is that, for the next 12-month period, NFII should not decline by more than 7.5%, on a consolidated Canadian dollar equivalent basis. The second limit is that for an instantaneous 100 basis point change in interest rates, EDC’s economic value should not decline by more than 10% of our current net present value.

EDC’s economic value is sensitive to interest rates; however, we hedge our interest rate risk mismatches in multiple currencies.

The table below presents the sensitivity of the net financing and investment income, net income, and economic value of EDC to a parallel 100 basis point change in interest rates given the outstanding positions as at December 31:

(in millions of Canadian dollars)		2019		2018
	+100 Basis Points	-100 Basis Points	+100 Basis Points	-100 Basis Points

Change in net financing and investment income	(30)	30	(13)	13

Change in net income	273	(237)	304	(296)

Change in economic value of EDC*	(467)	457	(386)	405
*	Economic value is the measure of EDC’s market value, as measured by the present value of assets minus the present value of liabilities.

Foreign Exchange Risk

Foreign exchange risk is the potential adverse impact on the value of financial instruments resulting from exchange rate movements. We are exposed to foreign exchange rate risk when there is a mismatch between assets and liabilities in any currency.

Our foreign exchange risk is managed in accordance with guidelines established by the Department of Finance as well as policies approved by the Board. We report our foreign exchange risk on a monthly basis to the Asset Liability Management Committee and quarterly to the Risk Management Committee of the Board.

In addition to the guidelines and policies described above, we also have supplemental operational limits and reporting requirements. Management of foreign exchange risk is enabled through monthly risk position monitoring against limits and reporting.

As per our policy, the potential translation loss impact to one month’s net financing and investment income (NFII) as measured by a two standard deviation change in foreign exchange rates is limited to 2.5% of projected 12 month NFII, on a consolidated Canadian dollar equivalent basis.

EDC 2019 ANNUAL REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS 71

As the table below indicates, we were onside our policy as at December 31:

(in millions of Canadian dollars)	2019	2018

Limit	31	32

Position	11	9

The table below presents the sensitivity of net income to changes in the value of the Canadian dollar versus the other currencies to which we were exposed given the outstanding positions as at December 31:

(in millions of Canadian dollars)		2019		2018
	Increases	Decreases	Increases	Decreases
	by 1%	by 1%	by 1%	by 1%

Change in net income	(2)	2	(2)	2

Derivative Instruments

We use a variety of derivative instruments to manage costs, returns and levels of financial risk associated with funding, investment and risk management activities. The principal purpose for which we use derivative instruments is to hedge against foreign exchange and interest rate risk. Our use of derivative instruments may include, but is not restricted to, currency and interest rate swaps, foreign exchange swaps, forwards and options. We do not use derivative instruments for speculative purposes.

We do not engage in the use of derivative instruments whose value and financial risks cannot be measured, monitored and managed on a timely basis. The Market and Liquidity Risk team formally reviews our derivative instrument transactions at time of inception, and on an ongoing basis to provide an independent verification on the valuation of transaction structures and of associated financial risks.

Derivative instruments are used to hedge risks by matching various exposures. For example, we may balance the proportion of fixed to floating assets in our portfolio using interest rate swaps in order to mitigate interest rate risk.

The following table indicates the fair value of our derivative instruments based upon maturity:

As at December 31 (in millions of Canadian dollars)	Positive	Negative	2019 Net	Positive	Negative	2018 Net

Less than 1 year	130	(400)	(270)	57	(673)	(616)

1 – 3 years	173	(232)	(59)	46	(628)	(582)

Over 3 – 5 years	288	(155)	133	56	(422)	(366)

Over 5 years	77	(482)	(405)	97	(248)	(151)

Gross fair value of contracts	$ 668	$(1,269)	$(601)	$ 256	$(1,971)	$(1,715)

Liquidity Risk Management

Liquidity risk is the risk that we would be unable to honour daily cash outflow commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions. Liquidity risk arises from two sources: mismatched cash flows related to assets and liabilities and liquidity risk due to the inability to sell marketable securities in a timely and cost effective manner.

Our Treasury department is responsible for our liquidity management and the Market and Liquidity Risk team is responsible for monitoring compliance with our policies and procedures. Pursuant to our risk management policies, we must maintain sufficient liquidity to meet a prescribed minimum level, based on forecasted cash requirements.

Within the overall policy framework, we manage our liquidity risk both within the overall policy limits and also within supplemental limits. The Market and Liquidity Risk team measures our position on a daily basis and provides a monthly report to senior management on our actual liquidity position against this minimum limit, as well as a quarterly report to the Risk Management Committee of the Board.

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We maintain liquidity through a variety of methods:

•

Cash and Marketable Securities: We hold cash and marketable securities to ensure that sufficient liquidity is available if required to meet forecasted cash requirements. During 2019, the average balance of cash and marketable securities was $11,335 million.

•

Access to Commercial Paper Markets: In the course of our normal activities, our commercial paper programs provide us with the necessary liquidity to meet our cash requirements on a daily basis. During 2019, the average balance of commercial paper was $7,714 million.

Investment Risk

The Investment Policy defines the marketable securities investments that we may undertake in the market place by instrument type. The investment of corporate cash holdings is governed by Section 10(1.1)(h) of the Export Development Act (the “Act”), Section 128 of the Financial Administration Act, and EDC’s Investment Authorities approved by the Minister of Finance.

Debt Funding

The Act places limitations on our borrowings. It allows us to borrow and have outstanding borrowings up to a maximum of 15 times the aggregate of (a) our current paid-in capital and (b) our retained earnings determined in accordance with the previous year’s audited financial statements.

The Minister of Finance, pursuant to the requirements of the Financial Administration Act, annually approves the borrowings of EDC. The Debt Funding Policy is monitored on a monthly basis and reported to management and the Board on a quarterly basis.

OPERATIONAL RISK MANAGEMENT

Operational risk is the risk of loss or harm resulting from inadequate or failed internal processes, people and systems, or from external events. Exposure to operational risk could effect our ability to meet objectives and execute on our Corporate Plan by way of lost opportunity, business interruption and/or damage to our reputation.

We divide operational risk into eight categories:

•   Compliance

•   Legal

•   Threats (internal and external)

•   Model

•   People

•   Process

•   Technology and Business Disruption

•   Third Party

The EDC Operational Risk Management Framework (ORMF) expresses our principles for managing operational risk in a coordinated manner and in compliance with the applicable regulations wherever it conducts business. It is part of the enterprise-wide policies and procedures that collectively express the governance and control structure for achieving EDC’s strategy. The ORMF is the embodiment of the Board and Executive Management’s recognition of operational risk as a distinct risk management discipline, requiring dedicated attention, resources and an enterprise approach to achieve the purpose described below.

The principles governing EDC Operational Risk Management include the following:

•	Ensure relevant and effective Operational Risk Management by focusing on things that matter to EDC;

•	Enable and advise the Lines of Business on how to operate within EDC’s Risk Appetite; and

•   Implement standards, guidelines, and systems adapted to EDC.

EDC 2019 ANNUAL REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS 73

We have identified a list of key operational risks inherent to our business, including change management, information security, financial crime and internal and external fraud. We have assessed and continue to assess our exposure to these risks. On an annual basis, Executive Management identify, assess and monitor top risks, which considers these key operational risks. On a quarterly basis, Executive Management and risk owners review the status of risk mitigation response plans, reassess the risk levels, and report the risk profile to the Board.

We also maintain a practical and disciplined approach to acquiring appropriate insurance coverage. Further, we deploy certain governance frameworks and conventions such as our Business Continuity Plan.

Finally, Internal Audit’s independent review provides additional assurance that operational risks are appropriately managed.

STRATEGIC RISK MANAGEMENT

We define strategic risk as the risk of loss or harm arising from pursuit of an inappropriate strategy, poor execution of strategy and/or failure to respond well to changes in the external environment.

We divide strategic risk into two categories:

•	External environment: systematically identifying and assessing external risks and opportunities.

•	Planning: formulating, communicating, executing and evaluating corporate direction and objectives.

EDC is diligent in attuning itself to the external environment through the work of specialized groups such as our Economic and Political Intelligence Centre, Corporate Research Department, and our Corporate Strategy Team. As well, the annual customer survey that drives our net promoter score and our proactive business development practice afford us critical insights into customer needs. The insight gained from these surveillance activities is incorporated into our strategic and operational planning exercises.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

A summary of our significant accounting policies can be found in Note 2 of our 2019 consolidated financial statements. Judgment is required in the selection of accounting policies and their application requires the use of estimates and assumptions to arrive at the reported carrying values of our assets and liabilities. We have established procedures to ensure that accounting policies are applied consistently and that the process for making changes to methodologies and assumptions is well controlled and occurs in an appropriate and systematic manner. Areas where significant estimates are used include the allowance for credit losses, premium and claims liabilities, retirement benefit obligations, and the fair value of financial instruments. Management exercises judgment in the allowance for credit losses, premium and claims liabilities, the fair value of financial instruments, structured entities and retirement benefit obligations. For details on our use of estimates and key judgments refer to page 94 of this annual report.

Change in Accounting Standards

In 2019, we adopted the new standard IFRS 16 – Leases and amendments to IAS 19 – Employment Benefits, effective as of January 1, 2019 as issued by the International Accounting Standards Board (IASB). The new standard and amendment are discussed in Note 2 of our 2019 consolidated financial statements.

IFRS 17 – Insurance Contracts

In May 2017, the IASB issued IFRS 17 which establishes recognition, measurement, presentation, and disclosure requirements of insurance contracts. The standard requires entities to measure the contract liabilities using their current fulfillment cash flows and revenue to be recognized using one of three methods. In June 2019, the IASB issued an exposure draft proposing some amendments to IFRS 17, including a proposal to defer the effective date, by one year, to annual periods on or after January 1, 2022. This standard is highly relevant to EDC and will impact EDC’s financial statements and related disclosures, however the impact cannot be reasonably estimated at this time.

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IAS 1 – Presentation of Financial Statements and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors

In October 2018, the IASB issued amendments to IAS 1 and IAS 8 regarding the definition of materiality. The amendments clarify the definition of material, explain how the definition should be applied and improve the explanations accompanying the definition. The amendments also ensure that the definition is consistent across all IFRS standards. The amendments are effective for annual periods beginning on or after January 1, 2020 with early application permitted. We do not anticipate that the clarification to the definition of materiality will result in any changes to the consolidated financial statements.

The Conceptual Framework for Financial Reporting

In March 2018, the IASB issued the revised Conceptual Framework, which sets out the fundamental concepts for financial reporting to ensure consistency in standard setting decisions and that similar transactions are treated in a similar way, in order to provide useful information to users of financial statements. The Conceptual Framework is effective for annual periods beginning on or after January 1, 2020 with early application permitted. We do not anticipate the Conceptual Framework will result in any significant change to the consolidated financial statements.

Non-IFRS Performance Measures

We use a number of financial measures to assess our performance. Some of these measures are not calculated in accordance with IFRS, and do not have standardized meanings under IFRS that would ensure consistency and comparability between companies using these measures. The following non-IFRS performance measures are referenced in this report:

Productivity Ratio (PR)

Management uses PR as a measure of EDC’s efficiency. This ratio represents administrative expenses expressed as a percentage of net revenue excluding unrealized gains and losses as well as the impact due to fluctuations in the exchange rate from the rate projected in the Corporate Plan. As pension costs can fluctuate from year to year based on assumptions used to value the pension liability, the productivity ratio is calculated based on the pension assumptions in the Corporate Plan, with the intent of absorbing any changes in the following year.

Capital Adequacy

Capital adequacy is a measurement of the amount of capital required to cover the credit, market, operational, pension and business/strategic risks we have undertaken compared to the existing capital base. See the “Capital Management” section on page 63 for details on the definition and calculation of capital adequacy.

Claims Ratio

The claims ratio expresses net claims incurred as a percentage of net written premium. Net claims incurred include claims paid net of recoveries, estimated recoveries and changes in actuarial liabilities. This ratio, as shown below, only includes credit insurance activities.

Reinsurance ceded reflects various partnerships we have with private insurers and reinsurers in offering and managing insurance capacity.

Net claims incurred includes claims paid net of recoveries and estimated recoveries of $59 million (2018 –$32 million). In addition, there was an increase in actuarial liabilities of $25 million (2018 – $47 million decrease).

(in millions of Canadian dollars)	2019	2018

Premiums earned	112	111

Reinsurance ceded	(15)	(9)

Net written premium	$97	$102

Net claims incurred	$84	$(15)

Claims ratio	87%	-15%

EDC manages its loss experience using a 7-year claims ratio for the credit insurance product group. In 2019, the ratio was 83% (2018 – 71%), exceeding our long-term target of 60%, in large part due to insolvency claims paid in the second half of 2017 related to buyers in the U.S. retail sector and claims paid in 2015 related to buyers in the resources sector.

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SUPPLEMENTAL INFORMATION

Table 1: Loan Interest Yield

(in millions of Canadian dollars)	2019	2018	2017	2016	2015

Gross loans receivable:

Average performing floating rate	38,179	38,679	39,771	42,031	36,951

Average performing fixed rate	13,872	13,492	12,560	11,309	10,468

Total average performing gross loans receivable	52,051	52,171	52,331	53,340	47,419

Average carrying value on impaired loans	498	425	423	485	267

Total average income earning loan assets	$52,549	$52,596	$52,754	$53,825	$47,686

Loan revenue:

Performing floating rate interest	1,614	1,524	1,259	1,114	840

Performing fixed rate interest	487	473	453	417	420

Other loan revenue	194	210	203	189	215

Loan revenue	$ 2,295	$ 2,207	$ 1,915	$ 1,720	$ 1,475

Yields – performing loans:

Performing floating rate coupon(1)	4.23%	3.94%	3.17%	2.65%	2.27%

Performing fixed rate coupon(1)	3.51%	3.51%	3.61%	3.69%	4.01%

Total performing loan coupon yield(1)	4.04%	3.83%	3.27%	2.87%	2.66%

Total loan effective yield(2)	4.37%	4.20%	3.63%	3.20%	3.09%

(1) Excludes fee increments.

(2) Includes fee increments.

Table 2: Net Finance Margin

(in millions of Canadian dollars)	2019	2018	2017	2016	2015

Average performing loans receivable	52,051	52,171	52,331	53,340	47,419

Average carrying value on impaired loans	498	425	423	485	267

Average finance lease assets – aircraft	2	3	–	10	66

Average marketable securities balance	11,230	12,857	6,850	6,693	6,311

Average investment portfolio balance	1,450	1,259	1,069	903	787

Total average income earning assets	$65,231	$66,715	$60,673	$61,431	$54,850

Financing and investment revenue:

Loan	2,295	2,207	1,915	1,720	1,475

Finance lease	–	–	–	1	5

Marketable securities	255	257	93	73	60

Investments	7	9	9	9	8

Total financing and investment revenue	2,557	2,473	2,017	1,803	1,548

Interest expense	1,307	1,219	715	450	183

Leasing and financing related expenses	31	33	45	37	28

Net financing and investment income	$ 1,219	$ 1,221	$ 1,257	$ 1,316	$ 1,337

Net finance margin	1.87%	1.83%	2.07%	2.14%	2.44%

76 MANAGEMENT’S DISCUSSION AND ANALYSIS | EDC 2019 ANNUAL REPORT

Table 3: Insurance Premiums and Guarantee Fees

(in millions of Canadian dollars)	2019	2018	2017	2016	2015

Credit insurance product group:

Credit insurance business facilitated	57,569	58,555	55,827	55,724	60,175

Premiums and fees earned prior to ceding reinsurance	115	114	112	108	110

Average credit insurance premium rate	0.20%	0.19%	0.20%	0.19%	0.18%

Financial institutions insurance product group:

Financial institutions insurance business facilitated	6,915	4,259	8,205	7,421	7,666

Premiums and fees earned prior to ceding reinsurance	11	14	18	21	19

Average financial institutions insurance premium rate	0.16%	0.33%	0.22%	0.28%	0.25%

International trade guarantee product group:

International trade guarantee average exposure	9,300	8,900	8,113	7,982	8,728

Premiums and fees earned	82	76	67	62	55

Average international trade guarantee premium rate	0.88%	0.86%	0.83%	0.78%	0.63%

Political risk insurance product group:

Political risk insurance average exposure	869	897	1,154	1,328	1,610

Premiums and fees earned	10	10	10	9	18

Average political risk insurance premium rate	1.13%	1.08%	0.84%	0.71%	1.12%

Loan guarantees:

Loan guarantees average exposure	3,543	2,832	2,565	2,395	2,148

Loan guarantee fees earned	55	48	43	40	41

Average loan guarantee fee rate	1.55%	1.69%	1.68%	1.67%	1.91%
Table 4: Provision for (Reversal of) Credit Losses

(in millions of Canadian dollars)	2019*	2018*	2017	2016	2015

Provision for (reversal of) credit losses on:

Loans	247	(18)	(90)	(4)	381

Loan commitments	(9)	10	(61)	(30)	61

Loan guarantees	2	(3)	32	3	(5)

Total provision for (reversal of) credit losses	$240	$(11)	$(119)	$(31)	$437

*  2019 and 2018 amounts have been prepared in accordance with IFRS 9. 2017 through 2015 have not been restated and are prepared in accordance with IAS 39.

EDC 2019 ANNUAL REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS 77

Table 5: Concentration of Exposure by Geographical Market

	Financing portfolio				Insurance portfolio
(in millions of Canadian dollars)	Financing assets	(1)	Commitments and guarantees	(2)	Credit insurance	Financial institutions insurance	International trade guarantee		Political risk insurance	(3)	Reinsurance ceded	Marketable securities and derivative instruments	(4)	2019 Exposure

Country														$	%

United States	8,536		6,799		6,140	142	34		–		–	9,201		30,852	27

Canada	5,976		7,218		345	200	8,853	(5)(6)	–		–	823		23,415	20

United Kingdom	5,134		1,665		280	–	1		–		–	181		7,261	6

Chile	3,436		1,279		71	125	–		6		–	–		4,917	4

Mexico	2,766		1,487		472	–	–		86		–	4		4,815	4

Australia	3,084		1,082		213	47	–		–		–	364		4,790	4

India	3,921		479		217	13	2		5		–	–		4,637	4

Brazil	1,327		1,105		545	130	96		87		–	–		3,290	3

China	1,566		451		643	196	5		239		–	–		3,100	3

Germany	1,586		98		202	–	5		–		–	131		2,022	2

Other(7)	15,896		4,171		2,950	1,117	30		1,323		–	894		26,381	23

	53,228		25,834		12,078	1,970	9,026		1,746		–	11,598		115,480	100

Country limits in excess of policy limits(3)	–		–		–	–	–		(908)		–	–		(908)	–

Reinsurance ceded(8)	–		–		–	–	–		–		(222)	–		(222)	–

Total	$ 53,228		$ 25,834		$ 12,708	$ 1,970	$ 9,026		$ 838		$ (222)	$ 11,598		$ 114,350	100

	Financing portfolio				Insurance portfolio
(in millions of Canadian dollars)	Financing assets	(1)	Commitments and guarantees	(2)	Credit insurance	Financial institutions insurance	International trade guarantee		Political risk insurance	(3)	Reinsurance ceded	Marketable securities and derivative instruments	(4)	2018 Exposure

Country														$	%

United States	9,996		9,015		5,720	115	35		–		–	10,259		35,140	29

Canada	5,882		7,497		284	200	9,795	(5)(6)	–		–	1,409		25,067	20

United Kingdom	4,734		2,098		367	–	1		–		–	169		7,369	6

India	4,382		490		232	16	2		7		–	–		5,129	4

Australia	3,232		712		205	2	–		–		–	775		4,926	4

Mexico	2,458		1,966		373	–	–		111		–	3		4,911	4

Chile	3,143		704		57	77	1		21		–	–		4,003	3

China	1,540		880		592	74	5		290		–	–		3,381	3

Brazil	1,615		593		524	20	100		110		–	–		2,962	2

Germany	1,919		97		166	–	3		–		–	55		2,240	2

Other(7)	17,050		4,827		2,762	1,492	74		1,456		–	875		28,536	23

	55,951		28,879		11,282	1,996	10,016		1,995		–	13,545		123,664	100

Country limits in excess of policy limits(3)	–		–		–	–	–		(1,109)		–	–		(1,109)	–

Reinsurance ceded(8)	–		–		–	–	–		–		(250)	–		(250)	–

Total	$ 55,951		$ 28,879		$ 11,282	$ 1,996	$ 10,016		$ 886		$(250)	$ 13,545		$ 122,305	100

(1)	Includes gross loans receivable, investments and the impact of risk transfer transactions.

(2)

Includes undisbursed loan commitments, accepted and outstanding letters of offer, loan guarantees, investment commitments, unallocated confirmed lines of credit and the impact of risk transfer transactions.

(3)	Includes the sum of individual country exposures and thus exceeds the maximum liability of $838 million (2018 – $886 million) for all the policies in the political risk insurance product group.

(4)	Includes cash. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.

(5)

Includes $278 million of surety bond insurance, where the risk rests with the Canadian exporter (2018 – $350 million). A total of 56% of the exports insured under surety bond products are to the United States and 42% are to Brazil (2018 – United States: 33%, Brazil: 59%). The balance represents exports to other countries.

(6)

Includes $8,230 million in performance security guarantees, where the risk rests with the Canadian exporter (2018 – $9,070 million). A total of 57% of the exports insured under performance security products are to the United States (2018 – 53%). The balance represents exports to other countries.

(7)	Includes 179 countries (2018 – 172) with total exposure ranging from $0.001 million to $1,720 million (2018 – $0.001 million to $2,140 million).

(8)	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

78 MANAGEMENT’S DISCUSSION AND ANALYSIS | EDC 2019 ANNUAL REPORT

Table 6: Concentration of Exposure by Industry

	Financing portfolio				Insurance portfolio
(in millions of Canadian dollars)	Financing assets	(1)	Commitments and guarantees	(2)	Credit insurance	Financial institutions insurance	International trade guarantee	Political risk insurance	Reinsurance ceded	Marketable securities and derivative instruments	(3)	2019 Exposure
Industry												$	%
Commercial:
Oil and gas	7,624		5,830		654	–	746	74	–	–		14,928	13
Infrastructure and environment	6,784		2,633		1,428	–	2,835	397	–	–		14,077	12
Financial institutions	4,989		1,145		519	1,970	2,609	153	–	1,846		13,231	12
Aerospace	9,739		2,309		686	–	384	29	–	–		13,147	12
Surface transportation	6,131		4,762		1,266	–	370	116	–	–		12,645	11
Mining	5,908		2,773		2,122	–	1,271	20	–	–		12,094	10
Information and communication technologies	5,466		2,074		1,347	–	212	36	–	–		9,135	8
Light manufacturing	3,053		2,708		1,995	–	295	13	–	–		8,064	7
Resources	2,631		1,222		2,061	–	304	–	–	–		6,218	5
Total commercial	52,325		25,456		12,078	1,970	9,026	838	–	1,846		103,539	90
Sovereign	903		378		–	–	–	–	–	9,752		11,033	10
	53,228		25,834		12,078	1,970	9,026	838	–	11,598		114,572	100
Reinsurance ceded(4)	–		–		–	–	–	–	(222)	–		(222)	–
Total	$ 53,228		$ 25,834		$ 12,078	$ 1,970	$ 9,026	$ 838	$ (222)	$ 11,598		$114,350	100

	Financing portfolio				Insurance portfolio
(in millions of Canadian dollars)	Financing assets	(1)	Commitments and guarantees	(2)	Credit insurance	Financial institutions insurance	International trade guarantee	Political risk insurance	Reinsurance ceded	Marketable securities and derivative instruments	(3)	2018 Exposure
Industry												$	%
Commercial:
Oil and gas	8,242		7,199		687	–	873	176	–	–		17,177	14
Financial institutions	5,543		1,980		335	1,996	3,047	195	–	2,957		16,053	13
Aerospace	10,718		3,014		579	–	450	26	–	–		14,787	12
Infrastructure and environment	6,743		2,915		1,182	–	2,723	353	–	–		13,916	11
Mining	6,008		2,983		2,143	–	1,525	18	–	–		12,677	10
Surface transportation	5,580		3,940		1,191	–	572	73	–	–		11,356	9
Information and communication technologies	6,837		1,983		1,058	–	252	34	–	–		10,164	8
Light manufacturing	3,205		2,764		1,933	–	252	11	–	–		8,165	7
Resources	2,035		1,921		2,174	–	322	–	–	–		6,452	5
Total commercial	54,911		28,699		11,282	1,996	10,016	886	–	2,957		110,747	91
Sovereign	1,040		180		–	–	–	–	–	10,588		11,808	10
	55,951		28,879		11,282	1,996	10,016	886	–	13,545		122,555	100
Reinsurance ceded(4)	–		–		–	–	–	–	(250)	–		(250)	–
Total	$ 55,951		$ 28,879		$ 11,282	$ 1,996	$ 10,016	$ 886	$ (250)	$ 13,545		$122,305	100

(1)	Includes gross loans receivable, investments and the impact of risk transfer transactions.

(2)

Includes undisbursed loan commitments, accepted and outstanding letters of offer, loan guarantees, investment commitments, unallocated confirmed lines of credit and the impact of risk transfer transactions.

(3)	Includes cash. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.

(4)	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

EDC 2019 ANNUAL REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS 79

Table 7: Individually Impaired Gross Loans Receivable

(in millions of Canadian dollars)	2019	2018

Commercial:

Aerospace	447	151

Mining	300	349

Infrastructure and environment	271	139

Light manufacturing	158	35

Oil and gas	81	63

Resources	64	70

Information and communication technologies	39	24

Surface transportation	21	23

Total commercial	1,381	854

Sovereign:

Iran	8	8

Venezuela	1	1

Total sovereign	9	9

Total impaired gross loans receivable	$ 1,390	$ 863

Table 8: Performing Loans – Allowance for Credit Losses

(in millions of Canadian dollars)			2019			2018
Industry of risk	Exposure	Allowance	Allowance as a percentage of exposure	Exposure	Allowance	Allowance as a percentage of exposure

Commercial:

Oil and gas	13,361	126	0.9	15,366	89	0.6

Infrastructure and environment	8,249	66	0.8	8,904	82	0.9

Aerospace*	11,537	45	0.4	13,613	78	0.6

Resources	3,610	36	1.0	3,723	18	0.5

Surface transportation	10,860	34	0.3	9,495	22	0.2

Light manufacturing	4,869	28	0.6	5,220	35	0.7

Mining	8,379	23	0.3	8,632	69	0.8

Information and communication technologies	6,732	22	0.3	8,161	50	0.6

Financial institutions	6,213	4	0.1	7,522	9	0.1

Total commercial	73,810	384	0.5	80,636	452	0.6

Sovereign	1,272	44	3.5	1,211	15	1.2

Total	$ 75,082	$ 428	0.6	$ 81,847	$ 467	0.6

* Includes other assets exposure of $25 million (2018 – $32 million) and allowance on other assets of $1 million (2018 – $3 million).

80 MANAGEMENT’S DISCUSSION AND ANALYSIS | EDC 2019 ANNUAL REPORT

Table 9: Investments

(in millions of Canadian dollars)	Investments financing	Undisbursed commitments		2019 Exposure		2018 Exposure

Gross exposure			$	%	$	%

Domestic market	888	465	1,353	55	946	46

Other advanced economies	79	75	154	6	191	9

Emerging markets	660	299	959	39	941	45

Total	$ 1,627	$ 839	$2,466	100	$2,078	100

Table 10: Claims – Size Concentration

(in millions of Canadian dollars)	2019				2018
	$ of claims paid	Number of claims paid	$ of claims recoveries	Number of claims with recoveries	$ of claims paid	Number of claims paid	$ of claims recoveries	Number of claims with recoveries

$0 – $100,000	18	1,133	2	364	16	1,013	3	363

$100,001 – $1 million	39	158	4	17	30	116	10	32

Over $1 million	408	12	12	5	28	11	43	8

Total	$ 465	1,303	$ 18	386	$ 74	1,140	$ 56	403

EDC 2019 ANNUAL REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS 81

FINANCIAL REPORTING RESPONSIBILITY	83

INDEPENDENT AUDITOR’S REPORT	84

CONSOLIDATED STATEMENT OF FINANCIAL POSITION	87

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	88

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	89

CONSOLIDATED STATEMENT OF CASH FLOWS	90

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	91

1. Corporate Mandate	91

2. Summary of Significant Accounting Policies	92

3. Marketable Securities	102

4. Loans and Allowance for Credit Losses	103

5. Investments	110

6. Other Assets	110

7. Property, Plant and Equipment	111

8. Intangible Assets	111

9. Right-of-Use Assets and Lease Liabilities	112

10. Accounts Payable and Other Credits	112

11. Debt Instruments	113

12. Derivative Instruments	114

13. Debt Instrument Maturities	116

14. Premium and Claims Liabilities	117

15. Financing Commitments	117

16. Contingent Liabilities	118

17. Insurance Risks	120

18. Share Capital	124

19. Capital Management	125

20. Fair Value of Financial Instruments	125

21. Financial Instrument Risks	129

22. Contractual Obligations	131

23. Structured Entities	131

24. Loan Revenue	132

25. Interest Expense	132

26. Net Insurance Premiums and Guarantee Fees	133

27. Claims-Related Expenses	133

28. Other (Income) Expenses	133

29. Administrative Expenses	134

30. Retirement Benefit Plans	134

31. Related Party Transactions	140

32. Canada Account Transactions	141

33. Subsequent Event	141

82 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2019 ANNUAL REPORT

 FINANCIAL REPORTING  RESPONSIBILITY

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with International Financial Reporting Standards appropriate in the circumstances. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. It is necessary for management to make assumptions, estimates and judgments based on information available as at the date of the financial statements. Areas where management has made significant estimates, assumptions and judgments include the allowance for losses on loans, loan commitments and loan guarantees, premium and claims liabilities, financial instruments measured at fair value, retirement benefit obligations and the determination of the control of structured entities. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

In support of its responsibility, management maintains financial, management control and information systems and management practices to provide reasonable assurance that the financial information is reliable, that the assets are safeguarded, that the transactions are properly authorized and are in accordance with the relevant legislation, by-laws of the Corporation and Government directives, and that the operations are carried out effectively. We have an internal audit department whose functions include reviewing internal controls and their application, on an ongoing basis.

Ken Kember Senior Vice-President and Chief Financial Officer

The Board of Directors is responsible for the management of our business and activities. In particular, it is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control and exercises this responsibility through the Audit Committee of the Board, which is composed of Directors who are not employees of EDC. The Audit Committee meets with management, the internal auditors and the Auditor General of Canada on a regular basis.

Contracts which, in our opinion, involve risks in excess of that which we would normally undertake, may be entered into under the authority of the Minister of Small Business, Export Promotion and International Trade and the Minister of Finance where the Minister of Small Business, Export Promotion and International Trade considers them to be in the national interest. Funds required for such contracts are paid to EDC by the Minister of Finance out of the Consolidated Revenue Fund, and funds recovered are remitted to the Consolidated Revenue Fund, net of amounts withheld to cover related administrative expenses. These transactions, which are known as Canada Account transactions, are shown in Note 32 to our consolidated financial statements, and the responsibility of the Board of Directors for these transactions is limited to the management of the administration thereof by EDC.

The Auditor General of Canada conducts an independent audit, in accordance with Canadian generally accepted auditing standards, and expresses his opinion on the consolidated financial statements. His report is presented on the following page.

Mairead Lavery	Ken Kember
President and Chief Executive Officer	Senior Vice-President and Chief Financial Officer

March 25, 2020

EDC 2019 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 83

INDEPENDENT AUDITOR’S REPORT

To the Minister of Small Business, Export Promotion and International Trade

Report on the Audit of the Consolidated Financial Statements

OPINION

We have audited the consolidated financial statements of Export Development Canada and its subsidiaries (the Group), which comprise the consolidated statement of financial position as at 31 December 2019, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at 31 December 2019, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs).

BASIS FOR OPINION

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

OTHER INFORMATION

Management is responsible for the other information. The other information comprises the information included in the Annual Report, but does not include the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF MANAGEMENT AND THOSE CHARGED WITH GOVERNANCE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

84 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2019 ANNUAL REPORT

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

EDC 2019 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 85

Report on Compliance with Specified Authorities

OPINION

In conjunction with the audit of the consolidated financial statements, we have audited transactions of Export Development Canada and its wholly-owned subsidiaries coming to our notice for compliance with specified authorities. The specified authorities against which compliance was audited are Part X of the Financial Administration Act and regulations, the Export Development Act and regulations, the by-laws of Export Development Canada, the charters and by-laws of its wholly-owned subsidiaries, and the directives issued pursuant to Section 89 of the Financial Administration Act described in Note 1 to the consolidated financial statements.

In our opinion, the transactions of Export Development Canada and its wholly-owned subsidiaries that came to our notice during the audit of the consolidated financial statements have complied, in all material respects, with the specified authorities referred to above. Further, as required by the Financial Administration Act, we report that, in our opinion, the accounting principles in IFRSs have been applied, except for the change in the method of accounting for leases as explained in Note 2 (a) to the consolidated financial statements, on a basis consistent with that of the preceding year.

RESPONSIBILITIES OF MANAGEMENT FOR COMPLIANCE WITH SPECIFIED AUTHORITIES

Management is responsible for Export Development Canada and its wholly-owned subsidiaries’ compliance with the specified authorities named above, and for such internal control as management determines is necessary to enable Export Development Canada and its wholly-owned subsidiaries to comply with the specified authorities.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF COMPLIANCE WITH SPECIFIED AUTHORITIES

Our audit responsibilities include planning and performing procedures to provide an audit opinion and reporting on whether the transactions coming to our notice during the audit of the consolidated financial statements are in compliance with the specified authorities referred to above.

Normand Lanthier, CPA, CA

Principal

for the Interim Auditor General of Canada

Ottawa, Canada

25 March 2020

86 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2019 ANNUAL REPORT

Export Development Canada

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at December 31

(in millions of Canadian dollars)	Notes	2019	2018
Assets

Cash		176	170

Marketable securities	3	10,754	13,119

Derivative instruments	12	668	256

Loans receivable	4	51,565	54,566

Allowance for losses on loans	4	(930)	(820)

Investments	5	1,627	1,342

Reinsurers’ share of premium and claims liabilities	14	120	150

Other assets	6	221	218

Retirement benefit assets	30	88	92

Property, plant and equipment	7	43	50

Intangible assets	8	108	110

Right-of-use assets	9	132	127

Total Assets		$64,572	$69,380

Liabilities and Equity

Accounts payable and other credits	10	117	226

Loans payable	11	52,404	55,448

Derivative instruments	12	1,269	1,971

Lease liabilities	9	159	150

Retirement benefit obligations	30	210	172

Allowance for losses on loan commitments	4	10	20

Premium and claims liabilities	14	500	890

Loan guarantees	4, 16	147	158
Total Liabilities		54,816	59,035

Financing commitments (Note 15) and contingent liabilities (Note 16)

Share capital	18	1,333	1,333

Retained earnings		8,423	9,012
Total Equity		9,756	10,345

Total Liabilities and Equity		$64,572	$69,380

The accompanying notes are an integral part of these consolidated financial statements.

These financial statements were approved for issuance by the Board of Directors on March 25, 2020.

Robert S. McLeese	Mairead Lavery
Director	Director

EDC 2019 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 87

Export Development Canada

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended December 31

(in millions of Canadian dollars)	Notes	2019	2018
Financing and Investment Revenue:
Loan	24	2,295	2,207
Marketable securities		255	257
Investments		7	9
Total financing and investment revenue		2,557	2,473

Interest expense	25	1,307	1,219
Financing related expenses		31	33
Net Financing and Investment Income		1,219	1,221

Loan Guarantee Fees		55	48

Insurance premiums and guarantee fees		243	243
Reinsurance ceded		(41)	(39)
Net Insurance Premiums and Guarantee Fees	26	202	204

Other (Income) Expense	28	110	(98)

Administrative Expenses	29	538	497
Income before Provision and Claims-Related Expenses		828	1,074

Provision for (Reversal of) Credit Losses	4	240	(11)

Claims-Related Expenses	27	126	255

Net Income		462	830

Other comprehensive income (loss):
Retirement benefit plans remeasurement	30	(40)	44

Comprehensive Income		$ 422	$ 874

The accompanying notes are an integral part of these consolidated financial statements.

All items presented in other comprehensive income will not be reclassified to net income in subsequent periods.

88 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2019 ANNUAL REPORT

Export Development Canada

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended December 31

(in millions of Canadian dollars)	Notes	2019	2018
Share Capital	18	1,333	1,333

Retained Earnings

Balance beginning of year		9,012	8,707

IFRS 9 impairment transition adjustment		–	400

IFRS 16 transition adjustment	2	(1)	–

Revised balance beginning of year		9,011	9,107

Net income		462	830

Other comprehensive income (loss):

Retirement benefit plans remeasurement		(40)	44

Dividend paid	18	(1,010)	(969)

Balance end of year		8,423	9,012

Total Equity End of Year		$ 9,756	$ 10,345

The accompanying notes are an integral part of these consolidated financial statements.

EDC 2019 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 89

Export Development Canada

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended December 31

(in millions of Canadian dollars)	2019	2018
Cash Flows from (used in) Operating Activities
Net income	462	830
Adjustments to determine net cash from (used in) operating activities
Provision for (reversal of) credit losses	240	(11)
Change in the net allowance for claims on insurance	(331)	197
Depreciation and amortization	41	40
Realized (gains) and losses	8	(12)
Changes in operating assets and liabilities
Change in fair value of investments and accrued interest on loans receivable	(160)	(118)
Change in accrued interest and fair value of marketable securities	(174)	(14)
Change in accrued interest and fair value of loans payable	439	57
Change in derivative instruments	(192)	(11)
Other	(123)	104
Loan disbursements	(21,692)	(31,240)
Loan repayments and principal recoveries from loan asset sales	22,188	31,021
Net cash from operating activities	706	843
Cash Flows from (used in) Investing Activities
Disbursements for investments	(311)	(268)
Receipts from investments	152	260
Purchases of marketable securities	(9,316)	(14,518)
Sales/maturities of marketable securities	9,686	11,479
Purchases of property, plant and equipment	(3)	(5)
Purchases of intangible assets	(21)	(28)
Net cash from (used in) investing activities	187	(3,080)
Cash Flows from (used in) Financing Activities
Issue of long-term loans payable	14,872	13,128
Repayment of long-term loans payable	(14,574)	(12,058)
Issue of short-term loans payable	37,037	31,515
Repayment of short-term loans payable	(38,450)	(27,651)
Disbursements from sale/maturity of derivative instruments	(443)	(567)
Receipts from sale/maturity of derivative instruments	99	3
Dividend paid	(1,010)	(969)
Net cash from (used in) financing activities	(2,469)	3,401

Effect of exchange rate changes on cash and cash equivalents	(85)	155
Net increase (decrease) in cash and cash equivalents	(1,661)	1,319

Cash and cash equivalents
Beginning of year	2,946	1,627
End of year	$ 1,285	$ 2,946

Cash and cash equivalents are comprised of:
Cash	176	170
Cash equivalents included within marketable securities	1,109	2,776
	$ 1,285	$ 2,946

Operating Cash Flows from Interest
Cash paid for interest	$ 1,374	$ 1,052
Cash received for interest	$ 2,382	$ 2,275

The accompanying notes are an integral part of these consolidated financial statements.

90 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2019 ANNUAL REPORT

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

1. Corporate Mandate

Export Development Canada (“EDC”, “we” or “our”) was created in 1944 as Canada’s export credit agency (ECA). On October 1,

1969, EDC was established as a Crown corporation by a statute of the Parliament of Canada, the Export Development Act (the “Act”). EDC’s mandate is to support and develop, directly or indirectly, Canada’s export trade, and Canadian capacity to engage in that trade and respond to international business opportunities, as well as to provide development financing and other forms of development support in a manner consistent with Canada’s international development priorities.

EDC is named in Part I of Schedule III to the Financial Administration Act (the “FA Act”) and is accountable for its affairs to Parliament through the Minister of Small Business, Export Promotion and International Trade (the “Minister”).

In 2008, EDC was given and implemented a directive (PC 2008-1598) pursuant to Section 89 of the FA Act, entitled Order giving a direction to parent Crown corporations involved in commercial lending to give due consideration to the personal integrity of those they lend to or provide benefits to, in accordance with the Federal Government’s policy to improve the accountability and integrity of federal institutions.

In 2017, EDC completed its compliance with the directive PC 2017-127. This directive intended to ensure equitable and balanced cost-sharing between employee and employer for pension contributions, along with setting the normal retirement age at 65.

In July 2015, EDC, together with other federal Crown corporations, was issued a directive (PC 2015-1110) pursuant to Section 89 of the FA Act to align our travel, hospitality, conference and event expenditure policies, guidelines and practices with Treasury Board policies, directives and related instruments on travel, hospitality, conference and event expenditures in a manner that is consistent with our legal obligations. We have complied with the directive in a way that does not hinder our ability to deliver on our mandate for Canadian companies.

In June 2018, EDC was issued a directive (PC 2018-683) pursuant to Section 89 of the FA Act to perform any activity consistent with any authorization obtained from the Minister pursuant to Section 23 of the Act (Canada Account) in respect of the project known as the Trans Mountain Pipeline Expansion (the “Project”). We have complied with the directive by performing all required activities described in the authorization obtained from the Minister on June 5, 2018, as amended by the authorization obtained from the Minister on July 27, 2018 save and except for the indemnity transaction contemplated in paragraph 3 of the authorization of June 5, 2018 as this part of the authorization has not yet been implemented. EDC has further implemented the directive by performing all required activities described in the authorization obtained from the Minister on July 8, 2019.

In August 2019, EDC was issued a directive (PC 2019-1190) pursuant to Section 89 of the FA Act to lend monies to General Dynamics Land Systems – Canada Corporation in accordance with any authorization obtained from the Minister pursuant to Section 23 of the Act (Canada Account). We have complied with this directive by performing required activities consistent with the authorization obtained from the Minister on August 19, 2019.

The Government of Canada is the sole shareholder of EDC.

We incorporated Exinvest Inc. as a wholly-owned subsidiary under the Canada Business Corporations Act in 1995.

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In May 2017, for the purposes of creating a Canadian Development Finance Institution, the Government of Canada broadened EDC’s mandate and scope of activity to include providing, directly or indirectly, development financing and other forms of development support in a manner that is consistent with Canada’s international development priorities. Development Finance Institute Canada (DFIC) Inc. was incorporated under the Canada Business Corporations Act in September 2017 as a wholly-owned subsidiary of EDC, and began operations under the trade name FinDev Canada in January 2018.

Our earnings and those of our subsidiaries are not subject to the requirements of the Income Tax Act.

We are subject to a limit imposed by the Act on our contingent liability arrangements. The Act specifies that the limit applies to the principal amount owing under all outstanding arrangements which have the effect of providing, to any person, any insurance, reinsurance, indemnity or guarantee. This limit shall at no time exceed the greater of an amount equal to 10 times our authorized capital and $45.0 billion which amount may be varied in an Appropriation Act. At the end of December 2019, the amount of these contingent liabilities was $27.2 billion (2018 – $27.2 billion).

We are for all purposes an agent of Her Majesty in right of Canada. As a result, all obligations under debt instruments we issue are obligations of Canada. The Act allows us to borrow and have outstanding borrowings up to a maximum of 15 times the aggregate of (a) our current paid-in capital and (b) our retained earnings determined in accordance with the previous year’s audited financial statements. The maximum applicable to December 31, 2019 is $155.2 billion (2018 – $150.6 billion), against which borrowings amounted to $52.4 billion (2018 – $55.4 billion).

2. Summary of Significant Accounting Policies

BASIS OF PRESENTATION

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The significant accounting policies used in the preparation of these consolidated financial statements are summarized on the following pages and conform in all material respects to IFRS.

BASIS OF CONSOLIDATION

Our consolidated financial statements include the assets, liabilities, results of operations and cash flows of our wholly-owned subsidiaries and those structured entities consolidated under IFRS 10 – Consolidated Financial Statements. Intercompany transactions and balances have been eliminated.

APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

(a) New standards, amendments and interpretations

The following standard and amendment issued by the IASB have been assessed as being relevant to EDC. The changes were adopted for the annual period beginning on January 1, 2019.

IFRS 16 – Leases – In January 2016, the IASB released the new leases standard requiring lessees to recognize assets and liabilities for the rights and obligations created by leases. On transition in January 2019, we applied the practical expedient not to reassess whether all existing contracts are, or contain, a lease at the date of initial application, and to apply this Standard to contracts that were previously identified as leases under IAS 17 – Leases, and IFRIC 4 – Determining whether an Arrangement contains a Lease. For EDC’s head office building previously disclosed as Building under Finance Lease, the right-of-use asset and lease liability are measured at date of initial application at the same amounts as under IAS 17 immediately before January 1, 2019.

We applied the modified retrospective approach and recognized a measurement difference of $1 million through an adjustment to opening retained earnings. As such, the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4. We have elected to apply the practical expedient not to recognize leases of low-value assets or leases with a term of 12 months or less. Lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term. We have also elected not to include initial direct costs from the measurement of the right-of-use assets at date of initial application and we have used hindsight when determining the lease term. IFRS 16 permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. We have not used this practical expedient.

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Upon transition, we recognized right-of-use assets of $15 million and lease liabilities of $15 million based on the present value of the remaining lease payments. We discounted these payments using the incremental borrowing rate as at January 1, 2019. Our weighted average incremental borrowing rate as at January 1, 2019 was 2.09%.

EDC’s activities as a lessor are not material and there was not a significant impact on the financial statements on adoption of IFRS 16. We have a sublease arrangement which was reassessed for classification purposes as an operating lease at transition.

Transition Impact
(in millions of Canadian dollars)

Lease contractual obligations recorded as at December 31, 2018	$356

Base Rent component included in obligation under finance lease	(153)

Sublease revenue netted against lease contractual obligations	8

Adjusted lease contractual obligations as at December 31, 2018 under IAS 17	211

Building under finance lease under IAS 17	150

Non-lease components excluded from lease liabilities	(188)

Contracts reassessed as service agreements	(15)

Extension options reasonably certain to be exercised	8

Impact of discounting using incremental borrowing rate as at January 1, 2019	(1)

Lease liabilities as at January 1, 2019 under IFRS 16	$165

IAS 19 – Employment Benefits – In February 2018, the IASB issued amendments to this standard requiring current service cost and net interest to be determined using the assumptions used for the remeasurement if a plan amendment, curtailment or settlement occurs. Amendments also require the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling be clarified. The amendments are effective for reporting periods beginning on or after January 1, 2019. EDC did not have any plan amendment, curtailment or settlement during the year. If such an event were to occur in the future, it would have an impact on the consolidated financial statements.

(b) Standards, amendments and interpretations not yet in effect

The following standards and amendments issued by the IASB have been assessed as having a possible effect on EDC in the future. EDC is currently assessing the impact of these standards and amendments on its consolidated financial statements:

IFRS 17 – Insurance Contracts – In May 2017, the IASB issued IFRS 17 which establishes recognition, measurement, presentation, and disclosure requirements of insurance contracts. The standard requires entities to measure the contract liabilities using their current fulfillment cash flows and revenue to be recognized using one of three methods.

In June 2019, the IASB issued an exposure draft proposing some amendments to IFRS 17, including a proposal to defer the effective date, by one year, to annual periods on or after January 1, 2022. This standard is highly relevant to EDC and will impact EDC’s financial statements and related disclosures, however the impact cannot be reasonably estimated at this time.

IAS 1 – Presentation of Financial Statements and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors – In October 2018, the IASB issued amendments to IAS 1 and IAS 8 regarding the definition of materiality. The amendments clarify the definition of material, explain how the definition should be applied and improve the explanations accompanying the definition. The amendments also ensure that the definition is consistent across all IFRS standards. The amendments are effective for annual periods beginning on or after January 1, 2020 with early application permitted. We do not anticipate that the clarification to the definition of materiality will result in any changes to the consolidated financial statements.

The Conceptual Framework for Financial Reporting – In March 2018, the IASB issued the revised Conceptual Framework, which sets out the fundamental concepts for financial reporting to ensure consistency in standard setting decisions and that similar transactions are treated in a similar way, in order to provide useful information to users of financial statements. The Conceptual Framework is effective for annual periods beginning on or after January 1, 2020 with early application permitted. We do not anticipate the Conceptual Framework will result in any significant change to the consolidated financial statements.

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USE OF ESTIMATES AND KEY JUDGMENTS

To prepare our financial statements in accordance with IFRS, it is necessary for management to exercise judgment and make use of estimates and assumptions in applying certain accounting policies. We utilize current market data, our own historical experience and other information available to us as at the date of the financial statements in arriving at our decisions. We have established procedures to ensure that the process for determining our estimates and assumptions is well controlled and occurs in an appropriate and systematic manner.

Uncertainty is inherent in the use of estimates and assumptions and as a result, actual results may vary significantly from management’s estimates. Uncertainty arises, in part, from the use of historical experience and data at a point in time to establish our assumptions. While this data may be the most reliable basis available on which to base our assumptions, economic events may occur subsequently that render previous assumptions invalid and cause a material change to actual results.

Areas where management has made significant use of estimates and exercised judgment are discussed below.

Estimates

Note 4 – Loans and Allowance for Credit Losses

The allowance for losses on loans, loan commitments and loan guarantees represents management’s best estimate of expected credit losses. These estimates are reviewed periodically during the year and in detail as at the date of the financial statements.

The purpose of the allowance is to provide an estimate of expected credit losses inherent in the loan portfolio. Estimation is inherent in the assessment of forward-looking probabilities of default, loss severity in the event of default (also referred to as loss given default), review of credit quality and the value of any collateral. Management also considers the impact of forward-looking macroeconomic factors including current and future economic events, industry trends and risk concentrations on the portfolio and the required allowance.

Allowances are established on an individual basis for loans, loan commitments and loan guarantees that management has determined to be impaired and/or for which losses have been incurred. When an obligor is considered impaired, we reduce the carrying value of the loan to its net realizable value. Management is required to make a number of estimates including the timing and amount of future cash flows and the residual values of the underlying collateral.

Note 14 – Premium and Claims Liabilities

The premium and claims liabilities are based on our estimate of future claims under the terms and conditions of our insurance policies. The actuarial valuation uses simulation techniques and is based on assumptions relevant to the insurance products and is derived in conjunction with our own experience. The actuarial calculation of the premium and claims liabilities uses key management assumptions for frequency of claims, severity of loss, future claim development, administrative expenses, relevant discount rates and margins for adverse deviations.

Note 20 – Fair Value of Financial Instruments

The majority of financial instruments are recognized on our Consolidated Statement of Financial Position at their fair value. These financial instruments include marketable securities, recoverable insurance claims, derivative instruments, investments and loans payable designated at fair value through profit or loss. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Our financial instruments are categorized into one of three levels based on whether the techniques employed to value the instruments use observable or unobservable market inputs. Financial instruments categorized as Level 1 are valued using quoted market prices, thus minimal estimation is required. Those instruments categorized as Level 2 and 3 require the use of greater estimation and judgment, and level 3 instruments include inputs that are not based on observable market data.

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Note 30 – Retirement Benefit Plans

EDC maintains a defined benefit pension plan, a defined contribution plan and other post-retirement benefit plans. IFRS requires that management measure the plans’ defined benefit obligations and annual costs using assumptions that are long-term in nature and reflect our best estimates. We review key assumptions on an annual basis with our actuaries using relevant experience, in conjunction with market related data. The key assumptions include expected rates of compensation increase, discount rates, inflation rate, longevity of plan members, and health care costs.

Judgments

Note 4 – Loans and Allowance for Credit Losses

Management judgment is used in the expected credit loss (ECL) calculation as it pertains to the application of forward-looking information to support future events and historical behaviour patterns in determining the expected life of a financial instrument. Judgment is also used in assessing significant increase in credit risk.

Note 14 – Premium and Claims Liabilities

Judgment is used in selecting the severity of loss, future claim development, frequency of claim, discount rate and the confidence level for adverse deviation in the calculation of our insurance premium and claims liabilities.

Note 20 – Fair Value of Financial Instruments

The categorization of our financial instruments into three fair value hierarchy levels requires judgment. Our policy is to recognize transfers into and out of these levels at the date of the event or change in circumstances that caused the transfer. Quantitative disclosure is provided for all transfers among all levels regardless of their significance.

Financial instruments categorized as Level 2 and 3 require significant judgment in the selection of appropriate discount rates, yield curves and other inputs into our models which may not be based on observable market data.

Note 23 – Structured Entities

A structured entity (SE) is defined as an entity created to accomplish a narrow and well-defined objective. Management exercises judgment in determining whether EDC has control of structured entities. When EDC has power over an SE and is exposed, or has rights to variable returns from its involvement with an SE and has the ability to affect those returns through its power over the SE, EDC is considered to control the SE and the SE is consolidated within our financial statements. When the criteria for control are not met, SEs are not consolidated.

Note 30 – Retirement Benefit Plans

The management assumption with the greatest potential impact on our defined benefit obligation is the discount rate. Management judgment is used in the determination of the discount rate, which is set by reference to the yield of a portfolio of high quality fixed income instruments (rated AA or higher), that match the timing of the expected benefit payments.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of cash and short-term highly liquid marketable securities with a term to maturity of 90 days or less from the date of their acquisition, are considered highly liquid, readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. Cash equivalents are included within marketable securities on the Consolidated Statement of Financial Position.

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MARKETABLE SECURITIES

We hold marketable securities for liquidity purposes. Our marketable securities are held with creditworthy counterparties that must have a minimum credit rating from an external credit rating agency of A- for all transactions.

Marketable securities held directly by EDC are recorded at fair value through profit or loss to reflect our business model for managing these instruments. Purchases and sales of marketable securities are recorded on the trade date and the transaction costs are expensed as incurred. Interest revenue is recorded in marketable securities revenue in the Consolidated Statement of Comprehensive Income. Realized and unrealized gains and losses on these securities are included in other (income) expenses in the Consolidated Statement of Comprehensive Income.

LOANS RECEIVABLE

Loans receivable are recorded at fair value upon initial recognition and subsequently measured at amortized cost using the effective interest method. Our loans receivable are held in order to collect contractual cash flows which represent payments of principal, interest and fees. They are derecognized when the rights to receive cash flows have expired or we have transferred substantially all the risks and rewards of ownership. A loan payment is considered past due when the obligor has failed to make the payment by the contractual due date.

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating the interest income over the relevant period in financing and investment revenue in the Consolidated Statement of Comprehensive Income. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset. When calculating the effective interest rate, we estimate cash flows considering all contractual terms of the financial instrument (for example, prepayment options) but do not consider future credit losses. The calculation includes all fees paid or received that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts. Deferred loan revenue, which consists of exposure, administration and other upfront fees, is considered an integral part of the effective interest rate and is amortized over the term of the related loan.

While it is generally our intention to hold performing loan assets until maturity, in some cases the loans are sold prior to maturity for risk mitigation purposes. Gains and losses on the sale of performing loans and gains on the sale of impaired loans are included in other (income) expenses. Losses on sales of impaired loans are reported in the provision for (reversal of) credit losses.

LOAN GUARANTEES

In the ordinary course of business we issue loan guarantees to cover non-payment of principal, interest and fees due to financial institutions providing loans to Canadian exporters or buyers of Canadian goods and services. Loan guarantees are initially recognized in the financial statements at fair value in the liability for loan guarantees. Fair value is determined to be the guarantee fee received. Subsequent to initial recognition, our liability is measured at the higher of the unamortized guarantee fees and the allowance calculated that estimates the loss anticipated to be incurred as a result of satisfying our obligation under that guarantee.

Any change in liability relating to the allowance on loan guarantees is recorded in the Consolidated Statement of Comprehensive Income in the provision for (reversal of) credit losses. Guarantee fees, including deferred guarantee fees, are recognized in the Consolidated Statement of Comprehensive Income on a straight-line basis over the life of the guarantee, as performance obligations are satisfied.

ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses represents management’s best estimate of expected credit losses and is based on the expected credit loss model.

Financial instruments subject to an impairment assessment include loans held at amortized cost. The allowance for credit losses related to loans receivable is presented in the allowance for losses on loans in the Consolidated Statement of Financial Position.

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Off-balance sheet items subject to an impairment assessment include loan commitments and loan guarantees. The allowance for credit losses related to loan commitments is presented in the allowance for losses on loan commitments and the allowance for credit losses related to loan guarantees is included in the liability for loan guarantees in the Consolidated Statement of Financial Position.

Changes in the allowance for credit losses as a result of originations, repayments and maturities, changes in risk parameters, remeasurements and modifications are recorded in the provision for (reversal of) credit losses in our Consolidated Statement of Comprehensive Income.

Expected Credit Loss Impairment Model

The expected credit loss (ECL) model applies a three-stage approach to measure the allowance for credit losses. At initial recognition financial instruments are placed in Stage 1. Expected credit losses are measured based on the stage assignment of the financial instrument:

•

Stage 1 – Where there has not been a significant increase in credit risk since origination, the allowance recorded is based on the expected credit losses resulting from defaults over the next 12-months;

•

Stage 2 – Where there has been a significant increase in credit risk since origination, the allowance recorded is based on the expected credit losses over the remaining lifetime of the financial instrument; and

•

Stage 3 – Where a financial instrument is considered impaired, the allowance recorded is based on the expected credit losses over the remaining lifetime of the instrument and interest revenue is calculated based on the carrying amount of the instrument, net of the loss allowance, rather than on its gross carrying amount.

Impairment and Write-off of Financial Instruments

Under EDC’s definition of default on loans receivable and loan commitments, financial instruments are considered to be in default and placed in Stage 3 when they meet one or both of the following criteria which represent objective evidence of impairment:

•	there has been a deterioration in credit quality to the extent that EDC considers that the obligor is unlikely to pay its credit obligations to EDC in full; or

•	the obligor is past due more than 90 days on any credit obligation to EDC, as required under IFRS 9.

If there is objective evidence that an impairment loss has occurred on an individual loan or loan commitment, the amount of the loss is measured as the difference between the loan’s carrying amount and the present value of any estimated future cash flows discounted at the loan’s original effective interest rate. The carrying value of the loan is reduced through the use of an individual allowance.

Thereafter, interest income on individually impaired loans is recognized based on the reduced carrying value of the loan using the original effective interest rate of the loan.

Impaired loan guarantees are identified by applying the same criteria to the underlying loan that is used to assess the impairment of direct loans carried at amortized cost. When the underlying loan is individually assessed to be impaired, it is probable that a call on the guarantee will be made representing an outflow of economic benefits that would be required to settle our obligation under the guarantee. Should there be a cash outflow related to a call on an impaired guarantee, in most cases we would not consider the associated newly originated loan to be a purchase or origination of a credit impaired asset.

Loans and the related allowance for credit losses are written off, either partially or in full, when all collection methods, including the realization of collateral, have been exhausted and no further prospect of recovery is likely.

Loans are returned to performing status when it is likely that contractual payments will continue pursuant to the terms of the loan.

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Measurement of Expected Credit Losses

The ECL calculation along with the stage assignment considers reasonable and supportable information about past events, current conditions and forecasts of future economic events. The estimation and application of forward-looking information, using both internal and external sources of information, requires significant judgement.

The ECL model is a function of the probability of default (PD), loss given default (LGD), and exposure at default (EAD) of a specific obligor or group of obligors with like characteristics such as industry and country classification as well as credit risk rating, discounted to the reporting date using the effective interest rate, or an approximation thereof. PD is modelled based on current and historic data along with relevant forward-looking macroeconomic factors to estimate the likelihood of default over a given time horizon. LGD is an estimate of the percentage of exposure that will be lost if there is a default on a specific obligor. EAD is modelled based on cash flow expectations which include contractual terms as well as forward-looking repayment and draw patterns and represents the outstanding exposure at the time of default.

Forward-Looking Information

Expected credit losses are calculated using forward-looking information determined from reasonable and supportable forecasts of future economic conditions as at the reporting date. The ECL model does not consider every possible scenario but reflects a representative sample of three possible outcomes. The scenarios used are not biased towards extremes, reflect consistency among variables and are probability-weighted.

In addition to a baseline macroeconomic outlook, EDC also produces two alternative outlooks. These alternative forecasts leverage our country risk and sector analysts in our Economics team to identify and vet key upside and downside scenario possibilities, considering their impacts and probability of occurrence. The scenarios are reviewed quarterly for ongoing relevance.

The macroeconomic variables considered in the determination of the scenarios have been established to be key drivers of a global macroeconomic outlook and influential to EDC’s loan portfolio and include, but are not limited to, gross domestic product, commodity prices, equity indices, bond yields and unemployment rates. The macroeconomic variables are applied in the ECL model based on the industry classification for the corporate portfolio, and based on the country for sovereign loans. We also assess the extent to which these variables may not reflect recent economic events that may result in credit deterioration. In these cases we will estimate the potential impact on our allowances and apply market overlays to specific industries or other exposure categories that we deem appropriate.

Significant Increase in Credit Risk

At each reporting date, an assessment of whether a significant increase in credit risk has taken place since the initial recognition of the financial instrument is performed. The assessment, which does not use the low credit risk exemption allowed under IFRS 9, requires significant judgement and considers the following factors:

•	a threshold based on a relative change in the probability of default for the remaining expected life of the instrument relative to the corresponding probability of default at origination;

•	qualitative information available as at the reporting date; and

•	days past due.

Any exposure that is 30 days past due is placed in Stage 2. Any exposure that is 90 days past due is considered impaired and placed in Stage 3.

Assets can move in both directions through the stages of the impairment model. If, in a subsequent period, the credit quality improves for an instrument in Stage 2 such that the increase in credit risk since initial recognition is no longer considered significant, the instrument will move to Stage 1 and the loss allowance shall revert to being recognized based on the 12-month expected credit losses.

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Modifications

In situations where a borrower experiences financial difficulty, we may grant certain concessionary modifications to the terms and conditions of a loan. An assessment is done to determine if the loan should be derecognized. If the modification does not result in derecognition, the date of origination continues to be used to assess significant increase in credit risk. If the modification results in derecognition, a new loan is recognized based on the new contractual terms and is placed in Stage 1. Loans that are credit-impaired upon origination are placed in Stage 3, and the lifetime expected credit losses are reflected in the initial fair value. In subsequent reporting periods, we recognize only the cumulative changes in the lifetime ECLs since initial recognition as an allowance for credit losses. Changes in ECLs are recognized in the provision for (reversal of) credit losses on the Consolidated Statement of Comprehensive Income.

Consistent with the terms of Paris Club rescheduling agreements, contractual interest maturities for individually impaired sovereign loans are included in gross loans receivable. The Paris Club is an international forum of sovereign creditors, including Canada, who agree to formally reschedule sovereign borrowers’ debt when they are experiencing financial difficulties and are unable to meet their obligations. Sovereign loans undergoing debt rescheduling are classified as individually impaired.

FORECLOSED ASSETS

Assets that are returned to us(1) because of default under loan agreements are classified as held for use or held for sale according to management’s intention. The assets are recorded initially at fair value less costs to sell, when applicable, and are included in other assets on the Consolidated Statement of Financial Position. Any write-downs at recognition are reported in the provision for (reversal of) credit losses and any gains are recorded in other (income) expenses. Subsequent impairment losses or reversals of impairment losses are determined as the difference between the carrying amount and the recoverable amount and are recorded in other (income) expenses for the held-for-sale portfolio and in leasing and financing related expenses for the held-for-use portfolio. We determine fair value based on market prices obtained from an independent appraiser along with current market data and other information available to us.

INVESTMENTS

Investments are comprised of direct investments that we hold in private and public companies and investments in private equity funds. Purchases and sales of these investments are recorded on a trade-date basis and are measured at fair value. Subsequent changes in fair value and any realized gains and losses are recorded in other (income) expenses. Transaction costs are expensed as incurred and included within leasing and financing related expenses.

LEASES

At the inception of a contract, EDC assesses whether the contract is, or contains, a lease. A lease is defined as a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration. In our assessment of whether a contract conveys the right to use an asset, we consider whether EDC has:

•	access to a physically identifiable asset either explicitly or implicitly within the contract;

•	the right to obtain substantially all of the economic benefits from use of the identified asset; and

•	the right to direct the use of the identified asset.

We recognize right-of-use assets and lease liabilities at the lease commencement date. At initial recognition, right-of-use assets are measured at cost and are subsequently depreciated using the straight-line method from the commencement date to the end of the lease term. In addition, right-of-use assets are assessed for impairment consistent with the requirements under IAS 36.

EDC’s right-of-use assets have three classes of underlying assets: head office building, other office space and computer hardware. EDC accounts for lease components and non-lease components separately for each of its asset classes. EDC does not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less or are of a low value. Lease payments associated with these leases are recognized as an expense as they are incurred.

(1)

All aircraft returned to us for which the equity interest in the leveraged lease structure has been foreclosed have been registered with a number of trusts of which we are exposed, or have rights, to variable returns from our involvement with a structured entity and have the ability to affect those returns through our decision-making power over the structured entity.

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Lease liabilities are initially measured at the present value of lease payments and discounted using the interest rate implicit in the lease or, if not available, EDC’s incremental borrowing rate. Subsequently, the lease liability is measured at amortized cost using the effective interest rate method. It is remeasured when there is a change in future lease payments arising from a change to the term of the lease. When a lease is remeasured, a corresponding adjustment is also made to the carrying amount of the right-of-use asset or is recognized as a gain or loss in other (income) expense if the carrying amount of the right-of-use asset is nil.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost less accumulated depreciation and impairment losses. Depreciation is charged on a straight-line basis over the estimated useful lives of the assets or the term of the relevant lease. The estimated useful lives and depreciation methods are reviewed at the end of each year, with the effect of any changes in estimate being accounted for on a prospective basis. The useful life used in the calculation of depreciation for furniture and equipment is five years and three years for computer hardware. Leasehold improvements are depreciated over the shorter of the term of the respective lease or the useful economic life of the leasehold improvement. Depreciation is recorded in administrative expenses.

The gain or loss arising from the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in other (income) expenses.

INTANGIBLE ASSETS

Intangible assets represent internally developed and purchased computer software. They are carried at cost less accumulated amortization and impairment losses. Amortization is charged on a straight-line basis over the estimated useful lives of the intangible assets, which currently vary from five to ten years. The estimated useful lives and amortization methods are reviewed at the end of each year, with the effect of any changes in estimate being accounted for on a prospective basis. Amortization is recorded in administrative expenses.

Intangible assets are reviewed annually for indications of impairment. If indications exist, the carrying value is analyzed to determine whether it is fully recoverable. An impairment loss is recorded in administrative expenses to write down the carrying value to recoverable amount.

INSURANCE PREMIUMS

Insurance contracts are those contracts where we have accepted significant insurance risk by agreeing to compensate the policyholders if they are adversely affected by a specified uncertain future event.

Premiums on insurance policies are deferred and recognized in income over the term of the policy on a straight-line basis.

PREMIUM AND CLAIMS LIABILITIES

Premium and claims liabilities represent our estimate of future claims under the terms and conditions of our insurance policies. An actuarial valuation, which conforms to the recommendations of the Canadian Institute of Actuaries, is performed to establish our liability. The valuation uses simulation techniques and assumptions derived from our own experience (frequency of claims, severity of losses, future claim development, administrative expenses, relevant discount rates and margins for adverse deviations) relevant to our insurance products. The liability is comprised of reported claims, incurred but not reported claims (IBNR), and management’s best estimate of the net present value of net future claims under existing policies.

Deferred insurance premiums are the portion of premiums received on policies written that relate to risk periods after the current fiscal year and are amortized over the remaining term of the related policies. To the extent that our deferred premiums are not sufficient to cover our liability, an allowance is established. Adjustments to the liability are reflected in claims-related expenses. Future developments may result in claims which are materially different than the allowance provided.

Premium and claims liabilities on our Consolidated Statement of Financial Position include both the deferred premiums and the allowance for claims on insurance.

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REINSURANCE

In the ordinary course of business, we assume and cede reinsurance with other insurance companies. We cede reinsurance to mitigate our risk. The ceding arrangements provide greater diversification of the business and minimize the net loss potential arising from large risks. Ceded reinsurance contracts do not relieve us of our obligations to the insured but they do provide for the recovery of claims arising from the liabilities ceded. We also assume reinsurance and thereby take on risk. Ceded reinsurance premiums, unearned premiums ceded to reinsurers and recoveries and estimates of recoveries on claims are recorded in the same manner as if the reinsurance were considered direct business. Amounts recoverable from the reinsurers are estimated in a manner consistent with the claims liability associated with the reinsured policy and are recorded within reinsurers’ share of premium and claims liabilities. Reinsurance assets or liabilities are derecognized when the contractual rights are extinguished or expire.

Reinsurance assets are reviewed for impairment at each reporting date or more frequently when an indication of impairment arises during the reporting year. Impairment occurs when there is objective evidence as a result of an event that occurred after initial recognition of the reinsurance asset that we may not receive all outstanding amounts due under the terms of the contract and the event has a reliably measurable impact on the amounts that we will receive from the reinsurer.

DERIVATIVE INSTRUMENTS

Derivative instruments (derivatives) are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates, equities, credit spreads or other financial measures. Derivatives that we may use to manage interest rate risk, foreign exchange risk and credit risk include interest rate swaps, cross currency interest rate swaps, foreign exchange swaps, foreign exchange forwards and credit default swaps. We hold a portfolio of derivatives which we use to manage the foreign exchange risk associated with using our capital to fund our largely U.S. dollar-denominated operations. Derivatives are only contracted with creditworthy counterparties in accordance with policies established by our Global Risk Management Group and approved by our Board of Directors.

We do not apply hedge accounting to our derivatives. Derivatives are accounted for at fair value and are recognized on the Consolidated Statement of Financial Position upon the trade date and are removed from the Consolidated Statement of Financial Position when they expire or are terminated. Derivatives with a positive fair value are reported as derivative instruments within assets, while derivatives with a negative fair value are reported as derivative instruments within liabilities. All interest income and expenses associated with our derivatives are included in interest expense or marketable securities revenue, while realized and unrealized gains and losses are recorded in other (income) expenses.

Long-term currency swaps are considered part of the financing cash flows on the Consolidated Statement of Cash Flows because these swaps are used to manage our funding. We issue debt in a number of currencies for diversification purposes. We then use currency swaps to bring those funds into the currency required to disburse on our loans. All other swaps are included in operating cash flows as they are used to alter the interest rate risk profile of the portfolio.

LOANS PAYABLE

We have designated the majority of our debt, including structured debt, at fair value through profit or loss in order to obtain the same accounting treatment as the related derivatives. In general, these derivatives are transacted to manage interest and foreign exchange rate risk on the related debt. Contractual interest on our debt is recorded in interest expense. Any change in fair value on these instruments is recorded in other (income) expenses.

Our fixed rate bonds which do not have derivatives associated with them are carried at amortized cost with interest recorded in interest expense using the effective interest rate method.

The transaction costs related to our loans payable at amortized cost are capitalized and amortized in interest expense using the effective interest rate method over the life of the instrument.

EDC 2019 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 101

ACCOUNTS PAYABLE AND OTHER CREDITS

Accounts payable and other credits are carried at amortized cost.

TRANSLATION OF FOREIGN CURRENCY

All monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars, EDC’s functional and presentation currency, at exchange rates prevailing at the end of the year. Income and expenses are translated at either daily or monthly average exchange rates in effect during the year. Exchange gains and losses resulting from the translation of foreign currency balances and transactions are included in other (income) expenses.

Foreign currency non-monetary items that are measured at historical cost are translated at historical rates. Foreign currency non-monetary items measured at fair value are translated using the rate of exchange at the date the fair value was determined.

RETIREMENT BENEFIT PLANS

We maintain a defined benefit pension plan, a defined contribution plan, and other post-retirement benefit plans including a retiring allowance plan and life insurance, health and dental care benefits. The defined benefit pension plan is only available for employees hired prior to January 1, 2012.

The accrued benefit obligations are actuarially determined using the projected unit credit method (which incorporates management’s best estimate of future salary levels, retirement ages of employees and other actuarial factors).

The defined benefit expense (included in administrative expenses) consists of the actuarially determined retirement benefits for the current year’s service and imputed interest on projected benefit obligations net of interest earned on any plan assets over the average remaining working lives of employees expected to receive benefits under the plans.

Remeasurement gains and losses arise from the difference between the actual rate of return and the discount rate on plan assets for that period and from changes in actuarial assumptions used to determine the accrued benefit obligation. These gains or losses are recognized in other comprehensive income and are closed to retained earnings.

3. Marketable Securities

We maintain liquidity sufficient to meet general operating requirements, to maintain stability in our short-term borrowing program and to provide flexibility in achieving corporate objectives. Consistent with our business model for managing these instruments, they are carried at fair value through profit or loss.

The following table provides a breakdown of our marketable securities issued or guaranteed by:

(in millions of Canadian dollars)	Dec. 31, 2019	Dec. 31, 2018

U.S. government	8,550	9,283

Other governments	1,202	1,304

Financial institutions	1,002	2,532

Total marketable securities	$ 10,754	$ 13,119

The following table provides a breakdown of our marketable securities by remaining term to maturity:

(in millions of Canadian dollars)	Dec. 31, 2019				Dec. 31, 2018
	Remaining term to maturity				Remaining term to maturity
	Under 1 year	1 to 3 years	Over 3 years	Total	Under 1 year	1 to 3 years	Over 3 years	Total

Short-term instruments*	4,192	–	–	4,192	6,347	–	–	6,347

Long-term fixed rate securities	48	3,280	3,234	6,562	311	2,973	3,488	6,772

Total marketable securities	$ 4,240	$ 3,280	$ 3,234	$ 10,754	$ 6,658	$ 2,973	$ 3,488	$ 13,119

*	Includes securities considered cash equivalents for the Consolidated Statement of Cash Flows of $1,109 million (2018 – $2,776 million).

102 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2019 ANNUAL REPORT

4. Loans and Allowance for Credit Losses

LOANS RECEIVABLE

The following table presents the various components of loans receivable and the contractual maturity and related contractual effective yields for gross loans receivable. The yields are computed on a weighted average basis by amount and term. Floating rate yields are expressed as spreads over base rates which consist mainly of LIBOR for U.S. dollars and the Canadian Dollar Offered Rate (CDOR) for Canadian dollars.

(in millions of Canadian dollars)	Dec. 31, 2019						Dec. 31, 2018

	Floating $	Spread to maturity %	Fixed $	Yield to maturity %	Total $		Floating $	Spread to maturity %	Fixed $	Yield to maturity %	Total $

Performing:

Past due	16	3.67	16	4.59	32	(1)	62	1.91	18	4.57	80	(2)

2019	–	–	–	–	–		5,560	2.01	1,840	4.02	7,400

2020	4,824	1.73	1,706	4.10	6,530		5,864	1.77	1,762	3.86	7,626

2021	5,961	1.77	2,113	3.17	8,074		7,117	1.71	2,203	2.89	9,320

2022	7,058	1.81	1,758	3.82	8,816		7,983	1.82	1,780	3.79	9,763

2023	5,396	1.82	1,200	3.73	6,596		4,861	1.82	1,218	3.93	6,079

2024	4,753	1.99	1,021	3.80	5,774		2,912	1.71	809	4.08	3,721

2025 – 2029	7,194	2.19	4,093	3.46	11,287		4,401	2.47	3,124	3.60	7,525

2030 and beyond	1,013	1.79	2,089	3.22	3,102		668	1.89	1,564	3.09	2,232

Performing gross loans receivable	36,215	1.98	13,996	3.42	50,211	(3)	39,428	1.96	14,318	3.47	53,746	(3)

Impaired	796	3.94	594	5.48	1,390		539	3.43	324	5.95	863

Gross loans receivable	$ 37,011		$ 14,590		$ 51,601		$ 39,967		$ 14,642		$ 54,609

Accrued interest and fees receivable					242						272

Deferred loan revenue and other					(278)						(315)

Loans receivable					$ 51,565						$ 54,566

(1)	All receivables were less than 30 days past due.
(2)	$78 million of receivables were less than 30 days past due.
(3)	Includes one originated credit-impaired loan of $56 million (2018 – $56 million).

At the end of 2019, the floating rate performing gross loans receivable yield was 3.85% (2018 – 4.46%) with an average term to reset of 109 days (2018 – 103 days).

Sovereign loans represented 2% of total performing gross loans receivable (2018 – 2%).

EDC 2019 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 103

We had country risk concentrations as outlined below:

(in millions of Canadian dollars)	Dec. 31, 2019		Dec. 31, 2018

Country	Performing gross loans receivable*	%	Country	Performing gross loans receivable*	%

United States	8,198	16	United States	9,885	18

Canada	4,880	10	Canada	5,049	9

United Kingdom	3,956	8	India	4,323	8

Chile	3,890	8	Chile	3,621	7

India	3,814	8	Australia	3,232	6

Mexico	3,303	6	United Kingdom	3,161	6

Australia	3,084	6	Mexico	3,031	6

Saudi Arabia	1,653	3	Saudi Arabia	2,010	4

Germany	1,573	3	Germany	1,904	3

China	1,395	3	Brazil	1,524	3

Other	14,465	29	Other	16,006	30

Total	$ 50,211	100	Total	$ 53,746	100

*	Includes one originated credit-impaired loan of $56 million (2018 – $56 million).

Our most significant single counterparty performing gross loans receivable at the end of 2019 were as follows:

•	four mining sector obligors totalling $4,513 million (2018 – four obligors totalling $3,962 million), two located in Chile, one in Mongolia and one in the United Arab Emirates;

•	three oil and gas sector obligors totalling $2,372 million (2018 – three obligors totalling $2,755 million) located in Mexico, India and Saudi Arabia;

•	one information and communication technologies sector obligor located in the United States for $1,299 million (2018 – one obligor for $1,524 million);

•	one aerospace sector obligor located in the United States for $1,148 million (2018 – one obligor totalling $1,173 million); and

•	one surface transportation sector obligor located in the United Kingdom for $946 million (2018 – one obligor totalling $957 million).

The following reflects the movement in gross loans receivable during the year:

(in millions of Canadian dollars)	2019	2018

Balance beginning of year	54,609	51,199

Disbursements	21,692	31,240

Principal repayments	(22,139)	(30,795)

Capitalized interest	8	9

Loans written off	(105)	(119)

Principal recoveries from loan asset sales	(49)	(226)

Transferred to held for sale	(29)	–

Derecognition due to modification	–	(193)

New origination due to modification	–	56

Foreign exchange translation	(2,386)	3,438

Balance end of year	$ 51,601	$ 54,609

In 2019, we sold $52 million (2018 – $218 million) in performing loans to various counterparties for which we recovered $49 million (2018 – $214 million) and the remaining $3 million (2018 – $4 million) was written off. We also sold an $11 million (2018 – $58 million) impaired loan for which the recovery was nominal (2018 – $12 million).

104 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2019 ANNUAL REPORT

INDIVIDUALLY IMPAIRED LOANS RECEIVABLE

The following table shows the carrying amount of loans specifically identified as impaired:

(in millions of Canadian dollars)	Dec. 31, 2019	Dec. 31, 2018

Gross loans receivable

Commercial	1,381	854

Sovereign	9	9

	1,390	863

Less: Deferred loan revenue and other	15	20

Individual allowance	537	408

Carrying amount of individually impaired loans	$ 838	$ 435
The following reflects the movement in individually impaired gross loans receivable during the year:

(in millions of Canadian dollars)	2019	2018

Balance beginning of year	863	915

Loans classified as impaired	777	210

Disbursements	36	44

Capitalized interest	2	3

Loans written off	(102)	(115)

Loans reinstated to performing(1)	(63)	(63)

Principal repayments	(51)	(57)

Transfer to assets held for sale(2)	(29)	–

Derecognition due to modification	–	(193)

New origination due to modification	–	56

Principal recoveries from loan sales	–	(12)

Foreign exchange translation	(43)	75

Balance end of year	$ 1,390	$ 863

(1)	Includes loans that were made performing following the restructuring of credit agreements.

(2)	Refer to Note 6.

In 2019, we had $777 million of loans made impaired (2018 – $210 million) from 26 commercial borrowers (2018 – 20 commercial borrowers).

During the year, impaired loans to 39 commercial borrowers totalling $102 million of principal (2018 – 24 commercial borrowers totalling $115 million) were written off. These loans were written off after all collection methods had been exhausted and no further prospect of recovery was likely.

In 2019, we had $63 million of loans return to performing status which related to three obligors (2018 – $63 million of loans related to two obligors).

Interest income recognized on impaired loans was $29 million in 2019 (2018 – $21 million).

EDC 2019 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 105

EXPOSURE BY CREDIT GRADE

The breakdown of our gross loans receivable, loan commitments and loan guarantees by credit grade was as follows:

(in millions of Canadian dollars)	Dec. 31, 2019					Dec. 31, 2018

	Non-credit-impaired		Credit- impaired

	Stage 1	Stage 2	Stage 3	$	% of total	$	% of total

Gross loans receivable

Investment grade*	20,763	3,977	–	24,740	48%	25,015	46%

Non-investment grade	18,217	7,198	–	25,415	49%	28,675	52%

Individually impaired	–	–	1,390	1,390	3%	863	2%

Originated credit-impaired	–	–	56	56	–	56	–

Total gross loans receivable	$ 38,980	$ 11,175	$ 1,446	$ 51,601	100%	$ 54,609	100%

Loan commitments

Investment grade*	9,478	1,280	–	10,758	60%	13,080	63%

Non-investment grade	5,391	1,743	–	7,134	40%	7,684	37%

Individually impaired	–	–	73	73	–	14	–

Total loan commitments	$ 14,869	$ 3,023	$ 73	$ 17,965	100%	$ 20,778	100%

Loan guarantees

Investment grade*	176	408	–	584	16%	716	22%

Non-investment grade	2,099	794	–	2,893	82%	2,497	76%

Individually impaired	–	–	75	75	2%	61	2%

Total loan guarantees	$ 2,275	$ 1,202	$ 75	$ 3,552	100%	$ 3,274	100%

*	Investment grade exposure represents obligors with credit ratings of BBB- and above as determined based on our internal credit risk rating methodology.

We employ a range of policies to mitigate credit risk on our commercial loans which includes obtaining certain forms of security interest. The principal types of security interest are mortgages on equipment (mainly aircraft and rolling stock) and real estate, assignments or pledges on various business assets such as trade receivables, inventory, property, plant and equipment, equity shares and bank accounts. Other principal forms of credit enhancement include guarantees from counterparties with higher credit ratings that may be related to the borrower, such as a parent company.

As at the end of 2019, 18% of our loan exposure was collateralized mainly by aircraft and rolling stock (2018 – 20%). For our aerospace portfolio, we obtain third party assessments of each aircraft’s value, when available. The estimated value of our aircraft collateral at the end of 2019 was $8,105 million (2018 – $9,187 million). For the remainder of our secured portfolio, we rely on the latest available financial statements of the obligor and/or guarantor to estimate the collateral. The value of collateral on our impaired portfolio is $301 million (2018 – $168 million).

Our concentrations of risk are managed by obligor, country and industry sector. The maximum gross loans receivable exposure to any one obligor at the end of 2019 was $1,558 million (2018 – $1,524 million). After consideration of unfunded loan participations and loan default insurance, the maximum net exposure to any one obligor was $1,299 million (2018 – $1,182 million).

106 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2019 ANNUAL REPORT

ALLOWANCE FOR CREDIT LOSSES

The following table shows the gross and net carrying amount of our loans receivable, loan commitments and loan guarantees:

(in millions of Canadian dollars)	Dec. 31, 2019			Dec. 31, 2018

	Gross carrying amount	Allowance for losses*	Net carrying amount	Gross carrying amount	Allowance for losses*	Net carrying amount

Loans receivable	51,601	930	50,671	54,609	820	53,789

Loan commitments	17,965	10	17,955	20,778	20	20,758

Loan guarantees	3,552	80	3,472	3,274	80	3,194

Total	$ 73,118	$ 1,020	$ 72,098	$ 78,661	$ 920	$ 77,741

*	Includes allowance on other receivables of $1 million (December 2018 – $3 million).

In 2019, we implemented new models for our forward-looking probability of default curves. The new models were developed internally and incorporate EDC-specific historic data in order to be more representative of our portfolio. The impact of the model update is a $53 million increase to our allowance for losses and represents a change in accounting estimate. This change in estimate also impacted the provision for credit losses. The impact on future periods has not been determined as it is impracticable to estimate.

The following tables reconcile the opening and closing allowance for credit losses for the year ended December 31, 2019. Reconciling items include the allowance impact due to the following:

•	The impact of transfers between stages before any corresponding remeasurement of allowance;

•	Remeasurement of allowance as a result of transfers between stages and the impact of any credit risk rating changes, implementation of new models, and changes in model inputs, collateral values and assumptions that did not result in a transfer between stages;

•	New originations during the period, which include newly disbursed loans, signed loan commitments, and signed loan guarantees and also include loan assets that were originated due to recognition following a modification. New loan originations in Stage 3 include new loans which result from cash outflows on impaired guarantees or loan commitments. We do not consider these assets to be originated credit impaired assets;

•	Net disbursements or repayments and maturities, which include loan disbursements and repayments on existing loans receivable, loan commitments and loan guarantees;

•	Write-off of assets deemed uncollectible;

•	Loan assets that were derecognized due to a modification; and

•	Effect of changes in foreign exchange rates.

EDC 2019 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 107

Changes to the allowance for losses on loans receivable, loan commitments and loan guarantees for the year ended December 31, 2019 were as follows:

(in millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	2019 Total

Allowance for losses on loans receivable

Balance beginning of year	110	353	357	820

Provision for (reversal of) credit losses

Transfer to stage 1	98	(98)	–	–

Transfer to stage 2	(16)	49	(33)	–

Transfer to stage 3	–	(68)	68	–

Remeasurements*	(52)	99	201	248

New originations	41	10	11	62

Net repayments and maturities	(20)	(41)	(2)	(63)

Total provision for (reversal of) credit losses	51	(49)	245	247

Write-offs	–	1	(104)	(103)

Foreign exchange translation	(5)	(11)	(18)	(34)

Balance end of year	156	294	480	930

Stage 3 allowance consists of:

Impairment gain on originated credit-impaired loan			(57)

Individual allowance			537

Total stage 3 allowance			480

Allowance for losses on loan commitments

Balance beginning of year	8	12	–	20

Provision for (reversal of) credit losses

Transfer to stage 1	5	(5)	–	–

Remeasurements*	(13)	(4)	18	1

New originations	10	–	–	10

Net repayments and maturities	(1)	(3)	(16)	(20)

Total provision for (reversal of) credit losses	1	(12)	2	(9)

Foreign exchange translation	–	–	(1)	(1)

Balance end of year	9	–	1	10

Allowance for losses on loan guarantees

Balance beginning of year	11	24	45	80

Provision for (reversal of) credit losses

Transfer to stage 1	36	(36)	–	–

Transfer to stage 2	(9)	9	–	–

Remeasurements*	(42)	21	54	33

New originations	31	1	–	32

Net repayments and maturities	(8)	(11)	(44)	(63)

Total provision for (reversal of) credit losses	8	(16)	10	2

Foreign exchange translation	–	(1)	(1)	(2)

Balance end of year	19	7	54	80

Total allowance for losses on loans receivable, loan commitments and loan guarantees	$ 184	$ 301	$ 535	$ 1,020

*	Remeasurements includes the impact of the implementation of new probability of default models.

108 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2019 ANNUAL REPORT

Changes to the allowance for losses on loans receivable, loan commitments and loan guarantees for the year ended December 31, 2018 were as follows:

(in millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	2018 Total

Allowance for losses on loans receivable

Balance beginning of year	113	388	523	1,024

Provision for (reversal of) credit losses

Transfer to stage 1	116	(112)	(4)	–

Transfer to stage 2	(47)	50	(3)	–

Transfer to stage 3	–	(6)	6	–

Remeasurements	(107)	11	32	(64)

New originations	71	29	19	119

Net repayments and maturities	(43)	(29)	(1)	(73)

Total provision for (reversal of) credit losses	(10)	(57)	49	(18)

Write-offs	–	(4)	(119)	(123)

Modification resulting in derecognition	–	–	(137)	(137)

Foreign exchange translation	7	26	41	74

Balance end of year	110	353	357	820

Stage 3 allowance consists of:

Impairment gain on originated credit-impaired loan			(51)

Individual allowance			408

Total stage 3 allowance			357

Allowance for losses on loan commitments

Balance beginning of year	4	5	–	9

Provision for (reversal of) credit losses

Transfer to stage 1	13	(13)	–	–

Transfer to stage 2	(3)	3	–	–

Remeasurements	(15)	17	1	3

New originations	9	–	–	9

Net repayments and maturities	–	(1)	(1)	(2)

Total provision for credit losses	4	6	–	10

Foreign exchange translation	–	1	–	1

Balance end of year	8	12	–	20

Allowance for losses on loan guarantees

Balance beginning of year	16	9	54	79

Provision for (reversal of) credit losses

Transfer to stage 1	11	(11)	–	–

Transfer to stage 2	(9)	9	–	–

Transfer to stage 3	–	(1)	1	–

Remeasurements	(40)	30	30	20

New originations	39	1	–	40

Net repayments and maturities	(7)	(15)	(41)	(63)

Total provision for (reversal of) credit losses	(6)	13	(10)	(3)

Foreign exchange translation	1	2	1	4

Balance end of year	11	24	45	80

Total allowance for losses on loans receivable, loan commitments and loan guarantees	$ 129	$ 389	$ 402	$ 920

EDC 2019 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 109

5. Investments

(in millions of Canadian dollars)	Dec. 31, 2019		Dec. 31, 2018

	Cost	Fair value	Cost	Fair value

Direct investments

Equity interests	203	236	168	163

Loans and debt securities	37	38	8	5

	240	274	176	168

Fund investments	1,054	1,353	999	1,174

Total	$ 1,294	$ 1,627	$1,175	$1,342

6. Other Assets

(in millions of Canadian dollars)	Dec. 31, 2019	Dec. 31, 2018*

Assets held for sale	39	13

Insurance premiums receivable	28	32

Recoverable insurance claims	25	35

Restructuring payments receivable	25	32

Guarantee fees receivable	21	23

Prepaid expenses	17	13

Other	66	70

Total	$ 221	$ 218

*	Prior period has been reclassified to reflect current period presentation.

Assets held for sale represent assets returned to us as a result of default under loan agreements. The portfolio consists of five helicopters and two airplanes. During the year, an airplane valued at $29 million was repossessed, two helicopters valued at $1 million were reclassified from equipment available for lease and a $4 million impairment loss was recorded in other (income) expenses.

Restructuring payments receivable relate to an agreement between EDC and an airline obligor as part of the terms of a loan restructuring that was finalized in 2007. The receivable relates to a payable as shown in Note 10.

110 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2019 ANNUAL REPORT

7. Property, Plant and Equipment

During the year, changes to property, plant and equipment were as follows:

(in millions of Canadian dollars)	2019				2018

	Computer hardware	Furniture and equipment	Leasehold improve- ments	Total	Computer hardware	Furniture and equipment	Leasehold improve- ments	Total

Cost:

Balance beginning of year	35	22	59	116	39	22	56	117

Additions	–	–	1	1	2	–	3	5

Disposals	(2)	–	(3)	(5)	(6)	–	–	(6)

Balance end of year	33	22	57	112	35	22	59	116

Accumulated depreciation:

Balance beginning of year	(29)	(19)	(18)	(66)	(29)	(18)	(16)	(63)

Depreciation expense	(3)	(2)	(3)	(8)	(6)	(1)	(2)	(9)

Disposals	2	–	3	5	6	–	–	6

Balance end of year	(30)	(21)	(18)	(69)	(29)	(19)	(18)	(66)

Carrying amount	$ 3	$ 1	$ 39	$ 43	$ 6	$ 3	$ 41	$ 50

Future contractual commitments related to property, plant and equipment at the end of 2019 were $2 million (2018 – $1 million).

8. Intangible Assets

During the year, changes to intangible assets were as follows:

(in millions of Canadian dollars)	2019			2018

	Internally developed software	Acquired computer software	Total	Internally developed software	Acquired computer software	Total

Cost:

Balance beginning of year	172	119	291	163	108	271

Additions	5	18	23	9	19	28

Disposals	–	(3)	(3)	–	(8)	(8)

Balance end of year	177	134	311	172	119	291

Accumulated amortization:

Balance beginning of year	(106)	(75)	(181)	(96)	(69)	(165)

Amortization expense	(8)	(17)	(25)	(10)	(14)	(24)

Disposals	–	3	3	–	8	8

Balance end of year	(114)	(89)	(203)	(106)	(75)	(181)

Carrying amount	$ 63	$ 45	$ 108	$ 66	$ 44	$ 110

Future contractual commitments related to intangible assets at the end of 2019 were $20 million (2018 – $39 million).

EDC 2019 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 111

9. Right-of-Use Assets and Lease Liabilities

RIGHT-OF-USE ASSETS

We have leases for our head office building, other office space and computer hardware. We have included extension options in the measurement of our lease liabilities when it is reasonably certain we will exercise the extension option. During the year, changes to our right-of-use assets were as follows:

(in millions of Canadian dollars)	2019

	Head office building	Office space	Computer hardware	Total

Balance beginning of year*	127	14	1	142

Additions	–	1	–	1

Depreciation	(8)	(3)	–	(11)

Balance end of year	$ 119	$ 12	$ 1	$ 132

*	Refer to Note 2 for the reconciliation of right-of-use assets opening balance from IAS 17 to IFRS 16.

LEASE LIABILITIES

The following table presents the maturity analysis of the contractual undiscounted cash flows for lease liabilities as at December 31, 2019:

(in millions of Canadian dollars)	2019

Under 1 year	14

1 to 5 years	64

Over 5 years	147

Total undiscounted lease liabilities	225

Total lease liabilities end of year	$ 159

Interest expense on lease liabilities for the year ended December 31, 2019 was $7 million. Expenses relating to short-term leases and leases of low value assets were not significant. Total cash outflow for leases was $14 million, including $7 million of principal payments on lease liabilities. Income from subleasing right-of-use assets amounted to $2 million.

Future contractual commitments related to non-lease components, low value and short-term leases at the end of 2019 were $276 million.

EDC has lease contracts that have not yet commenced as at December 31, 2019. The future undiscounted lease payments for these non-cancellable lease contracts are $15 million.

10. Accounts Payable and Other Credits

(in millions of Canadian dollars)	Dec. 31, 2019	Dec. 31, 2018

Employee benefit accruals	43	51

Trade payables and accruals	26	40

Restructuring payments payable	21	29

Reinsurance premiums payable	8	10

Canada Account payable	6	88

Other payables and other credits	13	8

Total	$ 117	$ 226

Restructuring payments payable relates to an agreement between EDC and an airline obligor as part of the terms of a loan restructuring that was finalized in 2007. The payable relates to a receivable as shown in Note 6.

Canada Account payable primarily represents the amount of cash repayments (principal and interest) received by EDC from borrowers on Canada Account loans which were not yet remitted at year-end to the Consolidated Revenue Fund.

112 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2019 ANNUAL REPORT

11. Debt Instruments

We issue debt instruments in global capital markets. Short-term payables consist of commercial paper and other short-term debt related instruments that we issue with maturities under one year. Long-term payables represent bonds and other long-term instruments which we issue in U.S. dollars and other currencies with maturities exceeding one year. We use derivative instruments to manage interest rate risk and foreign exchange risk, and also for asset liability management purposes. Refer to Note 12 for further details on our derivative instruments.

EDC is wholly owned by the Government of Canada and our obligations are backed by the full faith and credit of the Government of Canada which holds a AAA credit rating. Therefore, there is no significant change in the value of our debt instruments that can be attributed to changes in our own credit risk.

LOANS PAYABLE

The components of loans payable (excluding derivatives) were as follows:

(in millions of Canadian dollars)	Dec. 31, 2019			Dec. 31, 2018
	Designated at fair value through profit or loss	At amortized cost	Total	Designated at fair value through profit or loss	At amortized cost	Total

Short-term payables	9,117	–	9,117	11,085	–	11,085

Long-term payables due within current year*	11,710	1,313	13,023	9,646	5,136	14,782

over one year	25,364	4,900	30,264	25,781	3,800	29,581

Total long-term payables	37,074	6,213	43,287	35,427	8,936	44,363

Total	$ 46,191	$ 6,213	$ 52,404	$ 46,512	$ 8,936	$ 55,448
* Includes accrued interest of $14 million (2018 – $17 million).

The amount to be paid at maturity on the debt designated at fair value through profit or loss was $45,614 million (2018 – $46,360 million), $577 million less than the December 2019 fair value (2018 – $152 million).

In 2019, there were foreign exchange translation gains of $399 million (2018 – losses of $692 million) on our loans payable designated at amortized cost. The foreign exchange exposure of these loans payable is managed as part of our foreign currency risk management together with all other assets and liabilities. Refer to Note 28 for our consolidated foreign exchange translation (gain) loss.

The following table notes the changes in loans payable arising from financing activities:

(in millions of Canadian dollars)	2019			2018
	Short-term loans payable	Long-term loans payable	Total	Short-term loans payable	Long-term loans payable	Total

Balance beginning of year	11,085	44,363	55,448	6,424	40,690	47,114

Net cash flows	(1,413)	298	(1,115)	3,864	1,070	4,934

Non-cash changes

Foreign exchange translation	(517)	(1,850)	(2,367)	750	2,592	3,342

Fair value changes	6	454	460	(3)	1	(2)

Change in accrued interest	(44)	22	(22)	50	10	60

Balance end of year	$ 9,117	$ 43,287	$ 52,404	$ 11,085	$ 44,363	$ 55,448

EDC 2019 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 113

STRUCTURED NOTES

We hold structured notes as part of our funding program. Structured notes are hybrid securities that combine debt instruments with derivative components. Internal guidelines limit the authorized instruments that may be used in our funding. Currently authorized and held structured notes are limited to callable/extendible notes with a carrying value of $465 million (2018 – $486 million).

We have executed swap contracts to mitigate interest rate risk and foreign exchange risk on these structured borrowings. These contracts ensure that we will receive proceeds from the swap to meet the requirements of settling and servicing the debt obligation. In swapping out of the underlying bond issue, the potential interest rate risk has been converted to credit risk. Credit exposure on derivative instruments is further discussed in Note 12.

12. Derivative Instruments

We use a variety of derivative instruments to manage costs, returns and levels of financial risk associated with our funding, investment and risk management activities.

We currently use, but are not limited to, the following types of instruments:

Interest rate swaps – transactions in which two parties exchange interest flows on a specified notional amount on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest. Notional amounts upon which interest payments/receipts are based are not exchanged.

Cross currency interest rate swaps – transactions in which two parties exchange currencies at inception and at maturity, as well as interest flows on the exchanged amounts on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest.

Foreign exchange swaps – commitments to exchange cash flows in different currencies where there are two exchanges; the first is made at the spot rate at inception and the second at a predetermined rate on a specified date in the future.

Foreign exchange forwards – commitments to exchange cash flows in different currencies, for which the foreign exchange rate is predetermined, at a specified date in the future.

In any transaction there is a potential for loss. This loss potential is represented by (1) credit risk, wherein a counterparty fails to perform an obligation as agreed upon, causing the other party to incur a financial loss, and (2) interest rate risk and foreign exchange risk, where an exposure exists as a result of changes in interest rates or foreign exchange rates.

We manage our exposure to interest rate risk and foreign exchange risk using limits developed in consultation with the Department of Finance and approved by our Board of Directors. Both our internal policies and guidelines (established in our Global Risk Management Group and approved by our Board of Directors) and those set by the Minister of Finance limit our use of derivatives. We do not use derivative instruments for speculative purposes.

We manage our exposure to derivative counterparty credit risk by contracting only with creditworthy counterparties, establishing International Swaps and Derivatives Association (ISDA) master netting agreements, and in certain cases entering into collateral agreements, via Credit Support Annex with those counterparties. Internal policies and procedures establish credit approvals, controls and monitoring.

Under ISDA master netting agreements, the amounts owing by each counterparty on a single day may be netted into a single payment by currency. We do not use these agreements for daily netting, and accordingly, the ISDA agreements do not meet the criteria for offsetting in the Consolidated Statement of Financial Position. We retain the use of these agreements to allow the right to offset all outstanding derivative instruments upon specific credit events such as the default of one of the parties to the agreement. Upon such events, all transactions under the agreement are terminated, a net termination value is assessed which determines the final amount payable to settle all outstanding transactions.

114 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2019 ANNUAL REPORT

Collateral agreements provide for the posting of collateral by the counterparty when our exposure to that entity exceeds a certain threshold. Collateral is held by a third party custodian and at the end of 2019 totalled $38 million (2018 – none) and consists of AAA rated government issued securities.

All derivative counterparties must have a minimum credit rating of A- and any exception must be approved by the Board of Directors. In 2019, we did not hold any derivatives with counterparties that had a rating below this requirement (2018 – none).

In 2019, we reviewed our contracts for embedded derivatives in non-financial contracts and determined that there were no embedded derivatives.

Notional amounts are not recorded as assets or liabilities on our Consolidated Statement of Financial Position as they only represent the face amount of the contract to which a rate or a price is applied to determine the amount of cash flows to be exchanged.

The remaining term to maturity for the notional amounts of our derivative contracts was as follows:

(in millions of Canadian dollars)	Dec. 31, 2019				Dec. 31, 2018

	Remaining term to maturity				Remaining term to maturity

	Under 1 year	1 to 3 years	Over 3 years	Total	Under 1 year	1 to 3 years	Over 3 years	Total

Interest rate swaps	11,340	9,038	18,283	38,661	8,802	16,313	15,939	41,054

Cross currency interest rate swaps	3,436	6,027	9,236	18,699	3,098	4,078	6,266	13,442

Foreign exchange swaps	7,464	–	–	7,464	5,901	–	–	5,901

Foreign exchange forwards	253	–	–	253	75	–	–	75

Total	$ 22,493	$ 15,065	$ 27,519	$ 65,077	$ 17,876	$ 20,391	$ 22,205	$ 60,472
The following table provides the fair values for each category of derivative financial instrument:

(in millions of Canadian dollars)			Dec. 31, 2019			Dec. 31, 2018

			Positive	Negative	Total	Positive	Negative	Total

Cross currency interest rate swaps			300	549	(249)	25	1,519	(1,494)

Interest rate swaps			347	558	(211)	184	378	(194)

Foreign exchange swaps			19	161	(142)	47	73	(26)

Foreign exchange forwards			2	1	1	–	1	(1)

Total derivative instruments			668	1,269	(601)	256	1,971	(1,715)

Impact of netting agreements			(551)	(551)	–	(244)	(244)	–

Total*			$ 117	$ 718	$ (601)	$ 12	$ 1,727	$ (1,715)

Applicable collateral					(38)			–

Net amount					$ (639)			$ (1,715)

* Includes net derivative instruments liabilities arising from financing activities of $219 million (2018 – $945 million).

The following table notes the changes in derivative instruments arising from financing activities:

(in millions of Canadian dollars)	Dec. 31, 2019	Dec. 31, 2018

Balance beginning of year	(945)	(863)

Net cash flows	344	564

Non-cash changes

Foreign exchange translation and other	354	(515)

Fair value changes	(34)	(73)

Change in accrued interest	62	(58)

Balance end of year	$ (219)	$ (945)

EDC 2019 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 115

13. Debt Instrument Maturities

We purchase derivatives to fulfill our required portfolio funding profile to provide flexibility in our debt issuances. For example, a fixed rate debt issue can be combined with an interest rate swap to generate floating rate funding instead of issuing a floating rate note. Issuing fixed rate debt as well as floating rate notes provides us with access to a more diversified investor base. The following table shows our resulting net fixed and floating rate debt positions, as well as the maturities and yields of those net positions. Although we measure our swaps and the majority of debt instruments at their fair value on the financial statements, they are shown below at their notional amounts in order to provide information on cash requirements at maturity of the instruments.

(in millions of Canadian dollars)	Dec. 31, 2019				Dec. 31, 2018
Year of maturity	Debt issues	Swap contracts	Net	Yield* (%)	Debt issues	Swap contracts	Net	Yield* (%)

Fixed rate issues

2019	–	–	–	–	9,284	(4,233)	5,051	1.56

2020	8,889	(7,575)	1,314	1.79	8,903	(7,518)	1,385	1.76

2021	5,357	(3,168)	2,189	1.13	5,622	(3,304)	2,318	1.09

2022	6,423	(4,475)	1,948	2.03	3,441	(3,168)	273	2.91

2023	5,473	(4,824)	649	2.57	4,786	(4,103)	683	2.57

2024	3,214	(3,214)	–	–	35	(35)	–	–

2025 to 2029	1,820	(1,820)	–	–	–	–	–	–

Subtotal	31,176	(25,076)	6,100	1.82	32,071	(22,361)	9,710	1.66

Floating rate issues

2019	–	–	–		16,448	4,588	21,036

2020	13,152	7,589	20,741		2,840	7,661	10,501

2021	1,961	3,161	5,122		913	3,349	4,262

2022	3,054	4,438	7,492		1,584	3,230	4,814

2023	1,438	4,900	6,338		1,423	4,225	5,648

2024	1,032	3,170	4,202		–	35	35

2025 to 2029	–	1,847	1,847		–	–	–

Subtotal	20,637	25,105	45,742	1.75	23,208	23,088	46,296	2.33

Total	$ 51,813	$ 29	$ 51,842		$ 55,279	$ 727	$ 56,006

*	Refers to yield to maturity for fixed rate issues and yield to reset for floating rate issues.

At the end of 2019, the contractual cash flows, including principal and estimated interest (using current contractual rates), related to our debt portfolio were as follows:

(in millions of Canadian dollars)				Dec. 31, 2019
	Under 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total

Debt	22,807	17,663	11,402	1,833	53,705

Swap contracts

Receivable	(8,033)	(8,263)	(8,252)	(1,833)	(26,381)

Payable	8,029	8,229	8,316	1,904	26,478

Total	$ 22,803	$ 17,629	$ 11,466	$ 1,904	$ 53,802

Credit exposure and other details of derivative instruments are included as part of Note 12.

116 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2019 ANNUAL REPORT

14. Premium and Claims Liabilities

The premium and claims liabilities broken down by product group were as follows:

(in millions of Canadian dollars)	Dec. 31, 2019			Dec. 31, 2018
	Insurance	Reinsurance	Net liabilities	Insurance	Reinsurance	Net liabilities

Credit insurance	230	(10)	220	200	(10)	190

Financial institutions insurance	10	–	10	10	–	10

International trade guarantee	60	–	60	70	(10)	60

Political risk insurance	200	(110)	90	610	(130)	480

Total	$ 500	$ (120)	$ 380	$ 890	$ (150)	$ 740

The premium and claims liabilities were comprised of the following components:

(in millions of Canadian dollars)	Dec. 31, 2019	Dec. 31, 2018

Deferred insurance premiums	140	160

Allowance for claims on insurance	360	730

Total premium and claims liabilities	500	890

Reinsurers’ share of allowance for claims on insurance	(90)	(110)

Prepaid reinsurance	(30)	(40)

Reinsurers’ share of premium and claims liabilities	(120)	(150)

Net premium and claims liabilities	$ 380	$ 740

During the year, the premium and claims liabilities were impacted by the following factors:

(in millions of Canadian dollars)	Dec. 31, 2019			Dec. 31, 2018
	Insurance	Reinsurance	Net liabilities	Insurance	Reinsurance	Net liabilities

Balance beginning of year	890	(150)	740	608	(103)	505

Change in portfolio make-up and risk ratings	(400)	20	(380)	312	(37)	275

Update of actuarial assumptions	30	–	30	10	–	10

Update to expense assumption methodology	–	–	–	(70)	–	(70)

Foreign exchange translation	(20)	10	(10)	30	(10)	20

Balance end of year	$ 500	$ (120)	$ 380	$ 890	$ (150)	$ 740

15. Financing Commitments

We have three types of financing commitments.

The first type is undisbursed amounts on signed loan agreements totalling $17,965 million (2018 – $20,778 million). These commitments are immediately available to the obligor for drawdown subject to continued adherence to contractual covenants established under the financing agreements.

EDC 2019 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 117

Undisbursed amounts on signed loan agreements with their committed fixed rates or committed floating rate spreads are outlined in the following table. All yields are computed on a weighted average basis and the spreads over floating interest rates represent the spreads over base rates which consist mainly of U.S. dollar LIBOR.

(in millions of Canadian dollars)	Dec. 31, 2019					Dec. 31, 2018
	Fixed $	Estimated spot yield %	Floating $	Spread %	Total $	Fixed $	Estimated spot yield %	Floating $	Spread %	Total $

Commercial	446	2.30	17,190	1.52	17,636	298	3.96	20,364	1.44	20,662

Sovereign	–	–	329	0.10	329	112	2.86	4	3.36	116

Total	$ 446	2.30	$ 17,519	1.49	$ 17,965	$ 410	3.66	$ 20,368	1.44	$ 20,778

We also have loan and loan guarantee commitments for which terms related to the transaction, such as interest rate type and disbursement schedule, have not yet been determined. This category of commitments includes letters of offer accepted and outstanding for loans of $3,279 million (2018 – $3,660 million) and loan guarantees of $41 million (2018 – $310 million) as well as unallocated confirmed lines of credit of $158 million (2018 – $121 million).

The third type of financing commitment relates to undisbursed investment commitments of $839 million for fund investments (2018 – $736 million). The majority of these commitments are drawn down over a five-year period, although drawdowns may occur over the life of the fund at the discretion of the fund managers.

16. Contingent Liabilities

INSURANCE IN FORCE AND LOAN GUARANTEES

As described in Note 1, we are subject to a limit imposed by the Act on our contingent liabilities related to the total principal amount owing under all insurance policies, reinsurance policies, indemnities and guarantees of the greater of (i) $45 billion and (ii) an amount equal to 10 times EDC’s authorized capital. The following table presents the net amount of these contingent liabilities:

(in millions of Canadian dollars)	Dec. 31, 2019	Dec. 31, 2018

Insurance in force:

Credit insurance	12,078	11,282

Financial institutions insurance	1,970	1,996

International trade guarantee	9,026	10,016

Political risk insurance	838	886

Reinsurance ceded*	(222)	(250)

Total insurance in force	23,690	23,930

Loan guarantees	3,552	3,274

Total	$ 27,242	$ 27,204

*	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

Insurance in Force

Exposure on our insurance in force at the end of 2019 totalled $23,690 million (2018 – $23,930 million). Net premium and claims liabilities related to this exposure on the Consolidated Statement of Financial Position was $380 million (2018 – $740 million); refer to Note 14 for further details. For details regarding insurance products and risks refer to Note 17.

118 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2019 ANNUAL REPORT

Loan Guarantees

We issue loan guarantees to cover non-payment of principal, interest and fees owing to financial institutions providing loans to Canadian exporters or buyers of Canadian goods and services. Calls on guarantees result in our recognition of a loan asset within our financial statements and become a direct obligation of the exporter or buyer. At the end of 2019, loan guarantees with performing obligors were $3,477 million of which $56 million were secured (2018 – $3,214 million in performing guarantees of which $54 million were secured). Loan guarantees with impaired obligors were $75 million for 2019 of which none were secured (2018 – $60 million of which none were secured).

Loan guarantees on the Consolidated Statement of Financial Position were comprised as follows:

(in millions of Canadian dollars)	Dec. 31, 2019	Dec. 31, 2018

Deferred guarantee fee revenue	67	78

Allowance for losses on loan guarantees	80	80

Total	$ 147	$ 158

MATURITY ANALYSIS

The maturity profile of our insurance in force and loan guarantees is summarized as follows:

(in millions of Canadian dollars)	Dec. 31, 2019
	Credit insurance	Financial institutions insurance	International trade guarantee	Political risk insurance	Loan guarantees	Reinsurance ceded *	Total

2020	8,324	1,928	3,935	155	3,014	(222)	17,134

2021	2,939	42	2,012	168	445	–	5,606

2022	743	–	353	38	59	–	1,193

2023	72	–	95	25	27	–	219

2024	–	–	121	168	4	–	293

2025 – 2029	–	–	2,510	159	3	–	2,672

2030 and beyond	–	–	–	125	–	–	125

Total	$ 12,078	$ 1,970	$ 9,026	$ 838	$ 3,552	$ (222)	$ 27,242

(in millions of Canadian dollars)	Dec. 31, 2018
	Credit insurance	Financial institutions insurance	International trade guarantee	Political risk insurance	Loan guarantees	Reinsurance ceded *	Total

2019	6,926	1,908	3,800	31	3,095	(250)	15,510

2020	3,056	87	2,948	277	27	–	6,395

2021	945	1	404	144	33	–	1,527

2022	348	–	191	32	53	–	624

2023	7	–	93	15	9	–	124

2024	–	–	40	173	6	–	219

2025 – 2029	–	–	2,540	171	51	–	2,762

2030 and beyond	–	–	–	43	–	–	43

Total	$ 11,282	$ 1,996	$ 10,016	$ 886	$ 3,274	$ (250)	$ 27,204

*	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

LEGAL PROCEEDINGS

We are involved in various legal proceedings in the ordinary course of business. Management does not expect the outcome of any of these proceedings to have a material effect on our consolidated financial position or our results of operations.

EDC 2019 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 119

17. Insurance Risks

INSURANCE AND FINANCIAL RISK

We principally issue insurance to our customers to protect them against non-payment by an obligor and/or other losses. Guarantees and surety bond insurance are typically issued to the counterparties of our customers in order to provide them with recourse should our customers not perform as contracted.

We define insurance risk to be the risk of loss or harm due to actual experience being different from that assumed when an insurance product was designed and priced.

The risks within our insurance program are mitigated by diversification across geographical markets, industries and a portfolio of insurance contracts across uncorrelated product lines. We further manage our risk through the application of a detailed underwriting process which ensures that exposures receive tiered levels of due diligence based on their size and level of risk. Our risk acceptance decisions are supported by our resources in the areas of economics, political risk and legal. Our risk management procedures also include the use of risk transfer arrangements.

The core operating principles for risk transfer activities are to (1) mitigate potential large losses due to existing high concentration in obligor, sector and country risk, (2) protect from credit deterioration within the portfolio and (3) proactively acquire additional credit capacity.

We engage in various risk transfer activities primarily through co-insurance and reinsurance. Co-insurance can be defined as leveraging another insurer’s capacity by jointly sharing the risk of the original insurance policy. A co-insurance agreement is typically put in place at the time of origination of the transaction. Under this structure, we are not exposed to the credit risk of the co-insurer.

Under a reinsurance structure, we assume the risk of the original policy, and cede that risk to a counterparty (the “reinsurer”) to limit our exposure to large losses. We have treaty reinsurance agreements covering the short-term export credit insurance portfolio, most bonding and foreign bank exposures, and the political risk insurance portfolio. We additionally have facultative reinsurance agreements covering specific credit insurance policies and buyers and some large bonding obligors, as well as specific political risk insurance policies. Reinsurance contracts do not relieve us of our obligations to the insured; however, they do provide for the recovery of claims arising from the liabilities ceded. Under a reinsurance structure, we are exposed to the credit risk of the reinsurer (referred to as counterparty risk). To help mitigate this risk, our placement of reinsurance is diversified such that it is not dependent on a single reinsurer. Reinsurance counterparty exposure is managed under our reinsurance counterparty management procedures and monitored by our Global Risk Management Group.

In addition to our risk management procedures discussed above, our Claims and Recoveries team thoroughly reviews debt files at all stages of the overdue, claim and recovery process. This team manages and pursues debt files to minimize losses. Continuously evolving documentation and analytical standards also ensure that the claims process and its outcomes are appropriate and consistent.

We also manage our exposure through policy structuring measures including the use of maximum liability amounts and risk sharing with our customers on certain contracts.

Note that the terms “exposure” and “insurance in force” are used interchangeably throughout this section to refer to the lesser of current policy declarations and the total maximum liability of all active policies at the reporting date. In this section, issued and assumed policies are grouped together to reflect their similar risk impacts to EDC.

CONCENTRATIONS OF INSURANCE RISK

Management identifies concentrations of insurance risk through the review of portfolio data and sensitivity analysis. Risk limits are imposed at the insurance product level to ensure that we are not over-exposed to any one risk. Concentrations of insurance risk can result from large policies with specific entities, as well as from geographical region. Concentrations of risk for our insurance business are discussed below based on the four principal insurance product groups that we underwrite.

120 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2019 ANNUAL REPORT

Credit Insurance

Credit insurance protects exporters of goods and services trading on credit terms of generally up to one year against non-payment due to commercial and political risks. Commercial and political risks covered include buyer insolvency, default, repudiation of goods by buyer, contract cancellation and conversion and risk transfer, cancellation of export or import permits or war-related risks.

Our primary risk in the credit insurance product group is the credit risk of our customers’ obligors. During our underwriting process, our assessment considers both an entity’s ability and willingness to pay. Ability to pay is primarily based on the financial strength, operations and leadership of the entity (commercial or sovereign) that is the source of our risk. Other factors, such as the environment of the entity’s industry, the economy and political and geographical events are also considered. Willingness to pay is assessed based on the entity’s payment history, reputation and governance.

We use a rating system to assign risk levels to our customers’ obligors. Buyer credit limits for each obligor are then established and approved for specified periods of time. The percentage of outstanding buyer limits based on the internal ratings assigned to the policyholders’ obligors, as well as the equivalent external ratings, were as follows:

			Dec. 31, 2019	Dec. 31, 2018
Internal risk level	Standard & Poor’s	Moody’s	Percentage of outstanding buyer limits	Percentage of outstanding buyer limits

Low	AAA to A-	Aaa to A3	34%	37%

Moderate	BBB+ to BBB-	Baa1 to Baa3	29%	30%

Medium	BB+ to BB	Ba1 to Ba2	17%	15%

High	BB- to B-	Ba3 to B3	18%	16%

Priority watch	CCC+ to D	Caa1 to C	2%	2%

The major concentrations of risk by country based on the actual declared exposure for the credit insurance product group were as follows:

(in millions of Canadian dollars)			Dec. 31, 2019				Dec. 31, 2018
	Credit insurance	Reinsurance ceded	Net credit insurance		Credit insurance	Reinsurance ceded	Net credit insurance

United States	6,209	(69)	6,140	United States	5,725	(5)	5,720

China	643	–	643	China	592	–	592

Brazil	545	–	545	Brazil	524	–	524

Mexico	472	–	472	Mexico	373	–	373

Canada	345	–	345	United Kingdom	394	(27)	367

Other	3,969	(36)	3,933	Other	3,716	(10)	3,706

Total	$ 12,183	$ (105)	$ 12,078	Total	$ 11,324	$ (42)	$ 11,282

Financial Institutions Insurance

Financial institutions insurance supports Canadian exporters with credit risk and payment risk mitigation on terms of generally less than one year. Within our financial institutions insurance product group, our primary risk lies with the credit rating of the counterparty bank. At the end of 2019, our financial institutions insurance policies had outstanding $883 million (2018 – $515 million) of insurance exposure that was rated as investment grade and $1,087 million (2018 – $1,481 million) of insurance exposure rated as non-investment grade.

EDC 2019 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 121

Additional risk can arise from significant transactions within a geographical region. The major concentrations of risk by country for the financial institutions product group, based on the total potential risk exposure, were as follows:

(in millions of Canadian dollars)	Dec. 31, 2019		Dec. 31, 2018

Cayman Islands	215	Turkey	536

Turkey	212	Canada	200

Canada	200	Cuba	190

China	196	Peru	139

Bahamas	180	Cayman Islands	123

Other	967	Other	808

Total	$ 1,970	Total	$ 1,996

International Trade Guarantee

International trade guarantee provides cover for sales on exposure terms often greater than one year and includes export credit insurance and guarantees, performance guarantees and surety, as well as extending cover for risks inherent in performance-related obligations. We issue performance security guarantees which provide coverage to the exporter’s bank for up to 100% of the guarantee value in the event of any call by the buyer. Financial security guarantees are issued to provide coverage to the exporter’s bank for up to 100% of the guarantee value in the event of any call by the supplier and foreign bank. These guarantees stipulate a recovery provision whereby the third party, the exporter, agrees to indemnify us should a payment be made under the guarantee. Unless otherwise stated, the indemnification agreement generally ranks as an unsecured liability of the exporter. Foreign exchange guarantees are also issued which provide a guarantee to secure the settlement risks associated with foreign exchange forward contracts.

The primary source of risk within the international trade guarantee product group is the credit rating of our policies’ obligors. We assign an internal risk rating to each policy’s obligor, based on a number of factors, including external credit rating and country of transaction.

The major concentrations of risk by internal risk rating based on the total insurance in force for the international trade guarantee product group were as follows:

(in millions of Canadian dollars)	Dec. 31, 2019	Dec. 31, 2018
Internal risk level	Outstanding risk exposure	Outstanding risk exposure

AA to BBB-	5,935	6,579

BB+ to B-	2,962	3,210

CCC+ and below	129	227

Total	$ 9,026	$ 10,016

The major concentrations of risk by country for the international trade guarantee product group, based on total insurance in force, were as follows:

(in millions of Canadian dollars)			Dec. 31, 2019				Dec. 31, 2018
	International trade guarantee	Reinsurance ceded	Net international trade guarantee		International trade guarantee	Reinsurance ceded	Net international trade guarantee

Canada	9,878	(1,025)	8,853	Canada	10,950	(1,155)	9,795

Brazil	96	–	96	Brazil	100	–	100

United States	34	–	34	United States	35	–	35

Kuwait	7	–	7	Kuwait	8	–	8

Germany	5	–	5	Oman	5	–	5

Other	31	–	31	Other	73	–	73

Total	$ 10,051	$ (1,025)	$ 9,026	Total	$ 11,171	$ (1,155)	$ 10,016

122 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2019 ANNUAL REPORT

Political Risk Insurance

Political risk insurance provides risk protection for equity and other investments abroad with the underwriting based primarily on political risks. Our risk assessment considers politically motivated events that may jeopardize our customers’ assets or income in a foreign market. As a baseline for our risk assessment of a given market, we assess the transfer and convertibility of local currency, expropriation risk as well as the risk of political violence. The policyholder can request coverage for multiple countries; however, our risk exposure is limited to the maximum liability of the policy.

Our major country exposures for political risk insurance by total insurance in force were as follows:

(in millions of Canadian dollars)	Dec. 31, 2019				Dec. 31, 2018
	Political risk insurance	Reinsurance ceded	Net political risk insurance		Political risk insurance	Reinsurance ceded	Net political risk insurance

China	934	(695)	239	China	1,037	(747)	290

Angola	158	(20)	138	Angola	208	(35)	173

Ghana	231	(133)	98	Ghana	304	(159)	145

Thailand	699	(610)	89	Mexico	175	(64)	111

Brazil	415	(328)	87	Brazil	440	(330)	110

Mexico	161	(75)	86	Thailand	737	(635)	102

Jamaica	682	(604)	78	Jamaica	725	(639)	86

United Arab Emirates	124	(48)	76	Barbados	136	(60)	76

Barbados	116	(51)	65	Dominican Republic	468	(404)	64

Dominican Republic	442	(384)	58	Cameroon	172	(109)	63

Other	1,595	(863)	732	Other	1,590	(815)	775

	5,557	(3,811)	1,746		5,992	(3,997)	1,995

Country limits in excess of policy limits	(3,556)	2,648	(908)	Country limits in excess of policy limits	(3,887)	2,778	(1,109)

Total	$ 2,001	$ (1,163)	$ 838	Total	$ 2,105	$ (1,219)	$ 886

Risks and Sensitivities

There is a limitation upon the accuracy of the premium and claims liabilities as there is an inherent uncertainty in any estimate of premium and claims liabilities. There is uncertainty in any estimate because future events could affect the ultimate claim amounts. Examples of future events include, but are not limited to:

(1)	economic cycles;

(2)	higher than anticipated claim loss development;

(3)	concentration of credit losses; and

(4)	geo-political considerations.

Therefore, the actual ultimate claim amount may differ materially from estimates. However, we have employed standard actuarial techniques and appropriate assumptions to mitigate this risk.

The following table illustrates the impact on net income of variations in key risk components. These risk components are analyzed and estimated using EDC’s own loss experience. A qualitative component is added to these quantitative risk components as warranted by the external factors previously mentioned. A 10% change was applied to key risk components and the impact on premium and claims liabilities was quantified.

EDC 2019 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 123

Key Risks Sensitivities

(in millions of Canadian dollars)				Dec. 31, 2019
	Changes in assumptions	Impact on gross liabilities	Impact on net liabilities	Impact on net income

Frequency of claims	+10%	26	19	(19)

Frequency of claims	-10%	(29)	(21)	21

Severity of claims	+10%	34	23	(23)

Severity of claims	-10%	(36)	(24)	24

Foreign exchange rates	+10%	44	29	(29)

Foreign exchange rates	-10%	(45)	(31)	31

Claims development	+10%	10	10	(10)

Claims development	-10%	(10)	(10)	10

(in millions of Canadian dollars)				Dec. 31, 2018
	Changes in assumptions	Impact on gross liabilities	Impact on net liabilities	Impact on net income

Frequency of claims	+10%	33	22	(22)

Frequency of claims	-10%	(34)	(23)	23

Severity of claims	+10%	42	27	(27)

Severity of claims	-10%	(42)	(27)	27

Foreign exchange rates	+10%	50	33	(33)

Foreign exchange rates	-10%	(50)	(33)	33

Claims development	+10%	7	7	(7)

Claims development	-10%	(7)	(7)	7

Claims Development

As time passes, the ultimate cost for the claims becomes more certain. The chart below compares actual claims with previous estimates for the credit insurance portfolio:

(in millions of Canadian dollars)
Underwriting Year	2015	2016	2017	2018	2019	Total

Estimate of ultimate claims:

At end of underwriting year	51	60	150	57	85

One year later	59	60	159	60

Two years later	56	51	154

Three years later	56	50

Four years later	55

Estimate of ultimate claims at Dec. 31, 2019	55	50	154	60	85	404

Cumulative incurred losses at Dec. 31, 2019	(55)	(49)	(152)	(47)	(16)	(319)

Effect of margin and discounting	–	–	1	2	10	13

2015-2019 Claim Liabilities (IBNR) at Dec. 31, 2019	–	1	3	15	79	98

2005-2014 Claim Liabilities (IBNR) at Dec. 31, 2019						2

2005-2019 Claim Liabilities (IBNR) at Dec. 31, 2019						$ 100

18. Share Capital

EDC’s authorized share capital is $3.0 billion consisting of 30 million shares with a par value of $100 each. The number of shares issued and fully paid is 13.3 million (2018 – 13.3 million). These shares entitle our shareholder to receive a dividend from time to time. No shares were issued in 2019 (2018 – nil). In 2019, a dividend of $1.01 billion was paid to the Government of Canada (2018 – $969 million). The dividend per share in 2019 was $75.94 (2018 – $72.86).

124 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2019 ANNUAL REPORT

19. Capital Management

EDC has a capital management process in place to ensure that we are appropriately capitalized and that our capital position is identified, measured, managed and regularly reported to the Board of Directors. We are not subject to externally imposed capital requirements.

Our primary objective with respect to capital management is to ensure that EDC has adequate capital to support the evolving needs of Canadian exporters and investors while remaining financially self-sustaining.

We manage our capital through a Board-approved capital management and dividend policy. Under our capital management and dividend policy, we determine whether we have adequate capital by comparing the supply of capital to the demand for capital. The policy also includes an eligible dividend methodology to guide the Board of Directors in determining a potential dividend amount.

We have a capital management framework in place which follows the Internal Capital Adequacy Assessment Process (ICAAP). Demand for capital, which is calculated by a model that estimates the capital required to cover the extreme value of potential losses, includes credit risk, market risk, operational risk, pension plan funding risk and strategic risk. The supply of capital is determined by our financial statements and consists of paid-in share capital and retained earnings. Our dividend policy compares our supply of capital at year-end to the demand for capital and returns the capital surplus over a planning horizon of five years.

A key principle in our capital management is the establishment of a target solvency standard or credit rating which determines the level of demand for capital that is required to cover EDC’s exposures in exceptional circumstances. We target a level of capitalization sufficient to cover potential losses consistent with a rating standard of AA.

20. Fair Value of Financial Instruments

Fair value represents our estimation of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As with any estimate, uncertainty is inherent due to the unpredictability of future events. In the case of estimating the fair value of our financial instruments, this uncertainty is magnified due to the large number of assumptions used and the wide range of acceptable valuation techniques. Estimates of fair values are based on market conditions at a certain point in time, and may not be reflective of future market conditions. Therefore, the estimates of the fair value of financial instruments outlined do not necessarily reflect the actual values that may occur should the instruments be exchanged in the market.

We have controls and policies in place to ensure that our valuations are appropriate and realistic. In general, the methodologies, models and assumptions used to measure the fair value of our financial assets and liabilities are determined by our Global Risk Management Group, which is not involved in the initiation of the transactions. The models, valuation methodologies, and market-based parameters and inputs that are used are subject to regular review and validation, including a comparison with values from outside agencies. In limited circumstances where the valuation of a financial instrument is not independent from the initiation of the transaction, the resulting valuation is subject to review by a valuation committee. The valuation committee meets periodically. Instruments are reviewed and placed on the fair value hierarchy by the valuation committee before being fully implemented.

We categorize financial instruments on the fair value hierarchy based on whether the inputs to the valuation techniques are observable or unobservable.

•	Level 1 – fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 – fair values are determined using inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 – fair values are determined using inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

EDC 2019 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 125

The assumptions and valuation techniques that we use to estimate fair values are as follows:

LOANS RECEIVABLE

In order to estimate the fair value of our performing loans receivable (including accrued interest and fees receivable net of deferred loan revenue), we separate them into risk pools and calculate the net present value of principal and interest cash flows. The discount rates are obtained from yield curves for each risk pool and are specific to the credit risk and term to maturity associated with each principal and interest cash flow.

The fair value of impaired loans is considered to be equal to their carrying value. Once a loan has been assessed as impaired, the carrying value is reduced to reflect the present value of any estimated future cash flows discounted at the loan’s original effective interest rate.

Loans receivable valued using unobservable market inputs, such as yield curves for low credit-rated loans, are categorized as Level 3 in the fair value hierarchy.

MARKETABLE SECURITIES

We estimate the fair value of marketable securities using observable market prices. If such prices are not available, we determine the fair value by discounting future cash flows using an appropriate yield curve.

INVESTMENTS

Our approach to fair value measurement has been developed using International Private Equity and Venture Capital Valuation Guidelines. Depending on the type of direct investment, we estimate fair value using one of the following: market-based methodologies, such as the quoted share price from available market data, price of recent investment, multiples, or industry benchmarks; income-based methodologies such as discounted cash flows; or replacement cost-based methodology such as net assets. Our fund valuations are performed using their most recent published financial statements. The valuations are established by investment managers, reviewed by management and approved by an independent valuation committee that is comprised of representatives from our Global Risk Management and Finance groups. The valuation methods are constantly validated and calibrated through discussions with co-investors and market participants, taking into account all known market events.

In the process of assessing the fair value for certain investment instruments, estimates determined in a manner consistent with industry practice are employed in the models which cannot be directly observed in the market. EDC’s unobservable estimates are outlined in the table below:

(in millions of Canadian dollars)
Valuation technique	Unobservable input	Range (average)	Fair value at Dec. 31, 2019	(1)

Multiples	Multiple (Sales or EBITDA(2))	0.0 – 11.2 (4.6)	115

	Discount Rate	0% – 35% (12%)	88

Discounted Cash Flows	Discount Rate	1% –23% (21%)	3

(1)	The valuation of an investment may use multiple unobservable inputs and therefore its fair value can be included multiple times in the fair value amounts.

(2)	Earnings before interest, taxes, depreciation and amortization.

OTHER ASSETS AND ACCOUNTS PAYABLE AND OTHER CREDITS

The fair value of short-term other assets and accounts payable and other credits are assumed to equal their carrying value due to their short-term nature. For long-term other assets and accounts payable, we estimate fair value by discounting future cash flows using an appropriate yield curve. The fair value of recoverable insurance claims are evaluated on a case-by-case basis. Specific knowledge of the counterparty, country and state of negotiations are taken into account for estimating the likely recoverable amount.

126 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2019 ANNUAL REPORT

LOANS PAYABLE

The fair value of our less complex loans payable is determined using the discounted cash flow method. Forward rates are used to value floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.

For our more complex loans payable which may include optionality, we estimate fair value using valuation models when independent market prices are not available. Inputs to these models include option volatilities and correlations in addition to interest rate yield curves and foreign exchange rates. All models are reviewed on a three year rotational basis and are calibrated automatically each time a model is employed in valuing a deal. Changes in fair value are analyzed every month.

When EDC transacts in callable/extendible notes, we hedge them using interest rate and cross currency swaps that includes matching callable/extendible terms. Thus, any slight inaccuracy in the derivation of expected future payments on these notes or their valuation is negated by the opposite valuation and derivation of the expected future payments from the related swap.

DERIVATIVE INSTRUMENTS

Foreign exchange forwards and foreign exchange swaps are valued by discounting the notional amounts using the respective currency’s yield curve and converting the amounts using the spot Canadian dollar exchange rate.

Interest rate and cross currency interest rate swaps are valued using a discounted cash flow method. Forward rates are used to determine floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.

For more complex swaps which may include optionality, including cross currency interest rate swaps, interest rate swaps and non-deliverable forwards, the fair value is determined using models which are developed from recognized valuation techniques, validated and managed in the same manner as our more complex loans payable as described above.

The valuations determined using the methodologies described above are adjusted for the credit risk of the counterparty where appropriate.

LOAN GUARANTEES

We estimate the fair value of loan guarantees as the calculated allowance for losses before taking into account any deferred guarantee fee revenue already received. This represents management’s best estimate of expected credit losses and is based on the expected loss model.

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FAIR VALUE HIERARCHY

The following table presents the fair value hierarchy of our financial instruments:

(in millions of Canadian dollars)	Dec. 31, 2019					Dec. 31, 2018
	Level 1	Level 2	Level 3	Total fair value	Carrying value	Level 1	Level 2	Level 3	Total fair value	Carrying value

Assets

Performing fixed rate loans	–	14,117	72	14,189	14,038	–	13,538	56	13,594	14,317

Performing floating rate loans	–	35,512	738	36,250	35,760	–	38,177	277	38,454	38,998

Total performing loans receivable	–	49,629	810	50,439	49,798	–	51,715	333	52,048	53,315

Impaired loans	–	838	–	838	838	–	435	–	435	435

Loans receivable and accrued interest and fees	–	50,467	810	51,277	50,636	–	52,150	333	52,483	53,750

Marketable securities	6,562	4,192	–	10,754	10,754	6,772	6,347	–	13,119	13,119

Derivative instruments	–	668	–	668	668	–	256	–	256	256

Investments	5	–	1,622	1,627	1,627	1	–	1,341	1,342	1,342

Other assets	170	23	25	218	221	139	30	35	204	218

Liabilities

Accounts payable and other credits	98	22	–	120	117	196	31	–	227	226

Loans payable	–	52,422	–	52,422	52,404	–	55,355	–	55,355	55,448

Derivative instruments	–	1,269	–	1,269	1,269	–	1,971	–	1,971	1,971

Loan guarantees	–	113	–	113	147	–	106	–	106	158

The following table summarizes the reconciliation of Level 3 fair values between 2019 and 2018 for other assets and investments:

(in millions of Canadian dollars)	Dec. 31, 2019
	Other assets*	Investments	Total

Balance beginning of year	35	1,341	1,376

Decrease in other assets	(8)	–	(8)

Unrealized gains (losses) included in other (income) expenses	–	172	172

Purchases of assets/issuances of liabilities	–	326	326

Return of capital	–	(171)	(171)

Foreign exchange translation	(2)	(46)	(48)

Balance end of year	$ 25	$ 1,622	$ 1,647

Total gains (losses) for the year included in comprehensive income for instruments held at end of the year	$ (8)	$ 176	$ 168

*	Consists of recoverable insurance claims.

128 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2019 ANNUAL REPORT

(in millions of Canadian dollars)	Dec. 31, 2018

	Other assets	Investments	Loans payable designated at fair value through profit or loss	Derivative instruments	Total

Balance beginning of year	65	1,121	(92)	28	1,122

Decrease in other assets	(34)	–	–	–	(34)

Change in accrued interest	–	–	25	(24)	1

Unrealized gains (losses) included in other (income) expenses	–	108	5	(4)	109

Purchases of assets/issuances of liabilities	–	291	–	–	291

Matured assets/liabilities	–	–	65	–	65

Return of capital	–	(242)	–	–	(242)

Foreign exchange translation	4	63	(3)	–	64

Balance end of year	$ 35	$ 1,341	$ –	$ –	$ 1,376

Total gains (losses) for the year included in comprehensive income for instruments held at end of the year	$ (34)	$ 199	$ –	$ –	$ 165

Changes in valuation methods may result in transfers into or out of Levels 1, 2 and 3. No transfers occurred in 2019 (2018 – nil).

In 2019, a sensitivity analysis was performed using possible alternative assumptions to recalculate the fair value of our Level 3 financial instruments. The fair value of Level 3 financial instruments is in whole or in part based on unobservable inputs. In preparing financial statements, appropriate levels for these unobservable inputs parameters are chosen so that they are consistent with prevailing market evidence or management judgment.

In order to perform our sensitivity analysis for our Level 3 investments, we adjusted the unobservable inputs. The unobservable inputs used to value our Level 3 investments include one or more of the following: multiple of sales, liquidity discount, multiple of EBITDA and discount rate. When multiple unobservable inputs are shocked, no netting is considered, resulting in the highest favourable or unfavourable change. The results of our analysis on our Level 3 investments as at December 31, 2019, ranged from an unfavourable change of $88 million to a favourable change of $84 million.

21. Financial Instrument Risks

The principal risks that we are exposed to as a result of holding financial instruments are credit risk, market risk and liquidity risk.

CREDIT RISK

Credit risk is the risk of loss incurred if a counterparty fails to meet its financial commitments. Credit risk may arise from lending and guarantee exposures, equity investment transactions, insurance claims, counterparty credit defaults, and concentration or portfolio composition. We are exposed to credit risk on financial instruments under both our loans program and our treasury activities. Our objectives, policies and processes for managing credit risk as well as the methods we use to measure this risk are disclosed in the notes related to our derivative instruments and debt instruments, as well as in the green text in management’s discussion and analysis on pages 62 to 63 and 69 to 70 of this annual report.

Concentration of Credit Risk

Concentration of credit risk exposure exists when a number of counterparties operate in the same geographical market or industry, or engage in similar activities. Changes in economic or political conditions may affect their ability to meet obligations in a similar manner. We have limits in place to ensure that our exposure is not overly concentrated in any one country, industry or counterparty. Exposure in excess of these limits requires the approval of our Board of Directors.

EDC 2019 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 129

The following table provides a breakdown, by the country in which the risk resides, of the maximum gross exposure to credit risk of financial instruments:

(in millions of Canadian dollars)	Gross loans receivable	Loan guarantees	Investments	Marketable securities and derivative instruments	*	Risk transfer	Dec. 31, 2019 Exposure		Dec. 31, 2018 Exposure

Country							$	%	$	%

United States	8,300	573	79	9,201		157	18,310	27	20,868	29

Canada	5,002	2,466	890	823		84	9,265	14	9,394	13

United Kingdom	3,956	–	–	181		1,178	5,315	8	4,909	7

India	3,882	–	212	–		(173)	3,921	6	4,382	6

Australia	3,084	14	–	364		–	3,462	5	4,026	5

Chile	3,890	4	–	–		(454)	3,440	4	3,143	4

Mexico	3,337	6	13	4		(584)	2,776	4	2,466	3

Germany	1,586	3	–	131		–	1,720	3	1,974	3

Saudi Arabia	1,653	2	–	–		–	1,655	2	2,012	3

China	1,395	14	171	–		–	1,580	2	1,542	2

Other	15,516	470	262	894		(208)	16,934	25	18,054	25

Total	$ 51,601	$ 3,552	$ 1,627	$ 11,598		$ –	$ 68,378	100	$ 72,770	100

*	Includes cash.

The concentration of credit risk by industry sector for our financial instruments was as follows:

(in millions of Canadian dollars)	Gross loans receivable	Loan guarantees	Investments	Marketable securities and derivative instruments	*	Risk transfer	Dec. 31, 2019 Exposure		Dec. 31, 2018 Exposure

Industry							$	%	$	%

Commercial:

Aerospace	9,847	85	–	–		(108)	9,824	14	10,820	15

Oil and gas	8,360	128	8	–		(744)	7,752	11	8,415	11

Infrastructure and environment	6,308	391	476	–		–	7,175	10	7,176	10

Financial institutions	3,260	4	–	1,846		1,729	6,839	10	8,504	12

Surface transportation	6,131	635	–	–		–	6,766	10	6,234	8

Mining	6,772	273	–	–		(864)	6,181	9	6,303	9

Information and communication technologies	4,916	473	563	–		(13)	5,939	9	7,300	10

Other	5,104	1,514	580	–		–	7,198	11	6,326	9

Total commercial	50,698	3,503	1,627	1,846		–	57,674	84	61,078	84

Sovereign	903	49	–	9,752		–	10,704	16	11,692	16

Total	$ 51,601	$ 3,552	$ 1,627	$ 11,598		$ –	$ 68,378	100	$ 72,770	100

*	Includes cash.

MARKET RISK

Market risk is the risk of loss or harm due to adverse movements in market prices, interest rates and/or foreign exchange rates. We are exposed to potential negative impacts on the value of financial instruments resulting from adverse movements in interest and foreign exchange rates. We have policies and procedures in place to ensure that interest rate and foreign exchange risks are identified, measured, managed and regularly reported to management and the Board of Directors.

INTEREST RATE RISK

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to potential adverse impacts on the value of financial instruments resulting from differences in the maturities or repricing dates of assets and liabilities, as well as from embedded optionality in those assets and liabilities.

130 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2019 ANNUAL REPORT

FOREIGN EXCHANGE RISK

Foreign exchange risk is the risk of loss or harm due to changes in spot and forward prices, and/or volatility of currency exchange rates. We are exposed to foreign exchange risk when there is a mismatch between assets and liabilities in any currency.

Our objectives, policies and processes for managing market risk as well as a sensitivity analysis for our exposure to both interest rate and foreign exchange risk are disclosed in the text and tables highlighted in management’s discussion and analysis on pages 71 to 72 of this annual report.

LIQUIDITY RISK

Liquidity risk is the risk that we would be unable to honour daily cash commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions. We maintain liquidity through a variety of methods such as holding cash and marketable securities and having access to commercial paper markets.

Our objectives, policies and processes for managing liquidity risk as well as the methods we use to measure this risk are disclosed in the text and tables highlighted in management’s discussion and analysis on pages 72 to 73 of this annual report.

22. Contractual Obligations

In the normal course of business, we enter into contracts that give rise to obligations of future minimum payments.

Purchase obligations include those obligations that are legally binding agreements whereby we have agreed to purchase products or services with specific minimum quantities defined as fixed, minimum or variable in price over a specified period of time.

As at December 31, 2019, purchase obligations not otherwise disclosed in the notes to our financial statements amounted to $164 million (2018 – $233 million).

23. Structured Entities

A structured entity (SE) is defined as an entity created to accomplish a narrow and well-defined objective. The SE is designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. Under IFRS 10 – Consolidated Financial Statements, when a reporting entity has power over an SE and is exposed, or has rights to variable returns from its involvement with an SE and has the ability to affect those returns through its power over the SE, the reporting entity is considered to have control over the SE which must be consolidated within the reporting entity’s financial statements. When the reporting entity does not control the SE, consolidation is not required under IFRS 10.

CONSOLIDATED STRUCTURED ENTITIES

We have foreclosed on a number of aircraft and helicopter loans and as a result, various aircraft and helicopters for which we were a secured lender were returned to us. These assets have been placed into trusts which are considered to be SEs that we control. These structured entities had total assets of $39 million at the end of 2019 (2018 – $25 million).

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UNCONSOLIDATED STRUCTURED ENTITIES

In the normal course of business, we sometimes provide financing and in some cases guarantees to equity investors via SEs, typically in the transportation and extractive sectors. As we do not control these entities, they do not require consolidation under IFRS 10. The following table summarizes our maximum exposure to loss for transactions structured through SEs as well as the carrying values recognized in the Consolidated Statement of Financial Position of EDC’s interest in these unconsolidated SEs.

(in millions of Canadian dollars)	Dec. 31, 2019	Dec. 31, 2018

SEs included in the Consolidated Statement of Financial Position

Loans receivable	13,764	14,702

Allowance for losses on loans	(353)	(319)

Net loans receivable	13,411	14,383

Fund investments	1,353	1,174

Maximum exposure in the Consolidated Statement of Financial Position	14,764	15,557

Commitments and guarantees*

Commitments

Signed loan agreements	1,539	2,021

Letters of offer	607	643

Fund investments	839	736

Guarantees provided to equity holders	246	303

Maximum exposure to commitments and guarantees	3,231	3,703

Maximum exposure to structured entities	$ 17,995	$ 19,260

*	Included in commitments and guarantees in Note 15.

We invest in funds which are pooled investment vehicles structured as limited partnerships and financed by the limited partners. These funds invest primarily in private or public companies and are considered to be SEs.

24. Loan Revenue

(in millions of Canadian dollars)	2019	2018

Loan interest – floating rate	1,614	1,524

Loan interest – fixed rate	487	473

Loan fee revenue	165	189

Impaired revenue	29	21

Total	$ 2,295	$ 2,207

25. Interest Expense

(in millions of Canadian dollars)	2019	2018

Loans payable and derivatives

Short-term payables	226	272

Long-term payables and derivatives – floating	887	777

Long-term payables and derivatives – fixed*	192	166

Other	2	4

Total	$ 1,307	$ 1,219

*	Includes interest expense for debt classified at amortized cost of $134 million (2018 – $134 million).

132 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2019 ANNUAL REPORT

26. Net Insurance Premiums and Guarantee Fees

(in millions of Canadian dollars)			Dec. 31, 2019			Dec. 31, 2018
	Direct premiums and guarantee fees	Reinsurance premiums ceded	Net premiums and guarantee fees	Direct premiums and guarantee fees	Reinsurance premiums ceded	Net premiums and guarantee fees

Credit insurance	115	(15)	100	114	(9)	105

Financial institutions insurance	11	(1)	10	14	(1)	13

International trade guarantee	94	(12)	82	91	(15)	76

Political risk insurance	23	(13)	10	24	(14)	10

Total	$ 243	$ (41)	$ 202	$ 243	$ (39)	$ 204

27. Claims-Related Expenses

The composition of the claims-related expenses, expressed on the Consolidated Statement of Comprehensive Income, was as follows:

(in millions of Canadian dollars)	2019	2018

Claims paid	465	74

Claims recovered	(18)	(56)

Increase (decrease) in the net allowance for claims on insurance	(331)	197

Decrease in recoverable insurance claims	8	34

Claims handling expenses	2	6

Total	$ 126	$ 255

Of the $465 million in claim payments made during 2019 (2018 – $74 million), 79% were related to the political risk insurance product group (2018 – 67% credit insurance). The largest concentrations of claim payments and recoveries were in the following geographic areas:

(in millions of Canadian dollars)	Dec. 31, 2019			Dec. 31, 2018
	Claims paid	Claims recovered	*	Claims paid	Claims recovered	*

Middle East and Africa	369	1		12	11

North America	52	12		23	27

Europe and Commonwealth of Independent States	23	–		10	8

South and Central America and the Caribbean	11	5		16	4

Asia and Pacific	10	–		13	6

Total	$ 465	$ 18		$ 74	$ 56

*	Represents recoveries on claims paid in the current and prior years.

28. Other (Income) Expenses

(in millions of Canadian dollars)	2019	2018

Net unrealized (gain) loss on loans payable	470	8

Net realized and unrealized (gain) loss on marketable securities	(173)	9

Net realized and unrealized (gain) loss on investments	(168)	(149)

Net unrealized (gain) loss on derivatives	(23)	10

Loss on sale and impairment of aircraft	4	5

Loss on sale of loans assets	3	4

Foreign exchange translation (gain) loss	(3)	16

Other	–	(1)

Total	$ 110	$ (98)

EDC 2019 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 133

29. Administrative Expenses

(in millions of Canadian dollars)	2019	2018

Salaries and benefits	258	233

Professional services	46	55

Systems costs	46	38

Pension, other retirement and post-employment benefits	45	48

Amortization and depreciation	33	33

Marketing and communications	33	26

Occupancy	25	26

Information services	20	17

Travel, hospitality and conferences	12	11

Other	20	10

Total	$538	$497

30. Retirement Benefit Plans

PENSION PLANS

The Registered Pension Plan (RPP) was established on April 24, 2000 as a defined benefit plan (DB) and, effective January 1, 2012, a defined contribution (DC) component was added. The RPP is registered under the Pension Benefits Standards Act (PBSA) with the Office of the Superintendent of Financial Institutions Canada (OSFI). As a registered pension plan as defined under the Income Tax Act (ITA), the RPP is not subject to income taxes for the contributions or investment income.

For employees who joined the plan prior to January 1, 2012, the DB component of the RPP provides a benefit based on years of pensionable service and the best consecutive five year average pensionable earnings. Employee and employer contributions are pooled into a fund and the employer directs the investments. Upon retirement, the benefits are fully indexed to inflation and paid from the fund.

For employees who joined the plan on or after January 1, 2012, the DC component of the RPP provides a benefit that is the accumulation of employee and employer contributions and investment income in the employee’s account. Employees choose to contribute a fixed percentage up to a maximum of 6% of their pensionable earnings, which is matched by the employer based on the employee’s age and years of eligible service. The contributions are invested as directed by each employee from a selection of available investment options.

When the RPP was established, the Supplementary Retirement Plan (SRP) was also created, the purpose of which is to supplement benefits for members whose benefits and/or contributions under the RPP are affected by ITA maximums. The SRP increases their benefits to the level which would be payable under the RPP if these maximums did not apply. Effective January 1, 2012, a DC component was added. The RPP and SRP defined benefit plans’ durations are 21 and 19 years respectively.

OTHER BENEFIT PLANS

We maintain a closed retiring allowance program (service accumulation ceased July 1, 2013) and provide certain life insurance, health and dental care benefits to retired employees who qualify. These plans are unfunded and EDC contributes the cost of benefits as they are incurred. Costs are accrued based on actuarial calculations. These plans’ durations are 21 years.

134 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2019 ANNUAL REPORT

PLANS’ GOVERNANCE STRUCTURE

EDC’s pension governance structure is comprised of the Board of Directors, Human Resources Committee of the Board (HRC) and two management groups: the Management Pension Committee (MPC) at the executive level, and the Pension Investment Advisory Committee (PIAC) at the operational level.

The HRC has oversight responsibilities with respect to pension plan design, amendments, funding, asset mix and investment structure. In addition, the HRC reviews investment policies, goals and performance and also seeks and receives assurances from management on pension matters that have been delegated.

The MPC has authority for all decisions about the pension that have not been retained by the Board or HRC. The MPC focuses on key strategic decisions and provides recommendations to the HRC for plan design changes. The MPC approves changes to plan custodians, oversees and supports pension activities undertaken by the PIAC. The PIAC monitors funds’ investment performance and meets with the investment managers on a periodic basis and provides its recommendations to the MPC.

RISK MITIGATION

The RPP’s and the SRP’s investment portfolios are subject to a variety of financial instrument risks that could adversely affect the cash flows, financial position and income of the Plans. The Plans’ financial risk is concentrated in their investment holdings and includes credit risk, liquidity risk and market risk. The exposure to these risks is not considered to be significant or unusual. The Plans’ Statements of Investment Policies and Procedures (SIPP) prescribe an asset mix policy, require portfolio investment diversification and limit exposure to individual investments and major asset classes to reduce the level of risk associated with the Plans. The SIPPs are reviewed at least annually to ensure that changes to the investment policies are made if required.

FUNDING RISK

Funding risk is the risk that the investment asset growth and contribution rates of the pension plan will not be sufficient to cover the pension obligations, resulting in unfunded liabilities. In accordance with regulatory requirements, if any unfunded liabilities exist, special contributions are required over specified future periods in order to reduce any deficit determined by the actuarial valuation process. The most significant contributors to funding risk are fluctuations in discount rates and returns on assets.

EDC 2019 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 135

OTHER RISKS

The DB obligation is subject to measurement uncertainty due to the use of actuarial assumptions such as discount rates, mortality rates, rate of compensation increases as well as withdrawal and retirement rates. The impact of these factors on the pension plan and other post-employment benefits can be significant and volatile at times.

The following table presents a reconciliation of the net asset and obligation of the DB plans, including the present value of the DB retirement benefit obligations and the fair value of plan assets:

(in millions of Canadian dollars)			Dec. 31, 2019				Dec. 31, 2018

	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Defined benefit obligations:

Obligation beginning of year	1,057	95	172	1,324	1,064	93	186	1,343

Current service costs	24	2	5	31	28	2	6	36

Interest cost on benefit obligation	42	4	7	53	38	3	6	47

Employee contributions	10	1	–	11	11	1	–	12

Actuarial (gain) loss from changes in plan experience	7	(3)	(9)	(5)	3	2	(8)	(3)

Actuarial (gain) loss from changes in financial assumptions	158	13	37	208	(62)	(4)	(16)	(82)

Actuarial (gain) loss from changes in demographic assumptions	–	–	–	–	(2)	–	–	(2)

Benefits paid	(23)	(2)	(2)	(27)	(23)	(2)	(2)	(27)

Obligation end of year(1)	1,275	110	210	1,595	1,057	95	172	1,324

Fair value of plan assets:

Fair value beginning of year	1,147	97	–	1,244	1,128	98	1	1,227

Interest income on plan assets	45	3	–	48	41	4	–	45

Return (loss) on plan assets, excluding interest income on plan assets	157	6	–	163	(38)	(5)	–	(43)

Employer contributions	27	5	2	34	29	1	2	32

Employee contributions	10	1	–	11	11	1	–	12

Benefits paid	(23)	(2)	(2)	(27)	(23)	(2)	(2)	(27)

Administrative costs	–	–	–	–	(1)	–	(1)	(2)

Fair value end of year(1)	1,363	110	–	1,473	1,147	97	–	1,244

Funded status – plan (deficit) surplus(2)	$ 88	$ –	$ (210)	$ (122)	$ 90	$ 2	$ (172)	$(80)

(1)	The asset ceiling test had no impact on the asset or obligation position of the Plans.

(2)

On the Statement of Financial Position, the RPP and SRP are classified as retirement benefit assets totalling $88 million and the Other benefit plans are classified as retirement benefit obligations totalling $210 million.

136 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2019 ANNUAL REPORT

ASSET MIX

The objective when managing capital of the Plans is to safeguard the ability to continue as a going concern in order to maintain adequate assets to support investment activities of the Plans and to ensure adequate assets to fund future benefit payments. The Plans’ policies are to invest in a diversified portfolio of investments, based on criteria established in the SIPPs which assist in the management of capital and mitigation of risk. Periodically, an asset-liability modeling (ALM) study is performed to ensure that the pension plan’s investment strategy policies are appropriate in terms of risk and return profiles to ensure proper matching to meet our long-term funding obligation. The results of the ALM are reviewed by the PIAC and recommendations, if any, are made to the MPC and the HRC as part of the annual SIPPs review. Implementation of PIAC recommendations from an ALM study initiated in late 2016, began in 2017 and is expected to be completed in 2020. At December 31, 2019, the asset mixes deviate from the allocation as set out in the SIPP as a result of this staggered implementation; the SIPP permits such deviations in transition periods, as authorized by the committees.

The following table outlines the target allocation and asset mix of the DB plans’ assets:

		Registered Pension Plan		Supplementary Retirement Plan*

	2019 Target %	2019%	2018%	2019%	2018%

Cash	–	–	–	52	52

Debt securities	30	29	31	–	–

Equities	53	66	55	48	48

Alternatives	17	5	14	–	–

Total	100	100	100	100	100

*	The target is 100% in equity securities, net of cash held in a refundable tax account as prescribed by Canada Revenue Agency (CRA).

FAIR VALUE MEASUREMENTS

All financial instruments of the Plans recognized at fair value in the Consolidated Statement of Financial Position must be classified into fair value hierarchy levels as shown in the table below, based on the extent to which the inputs used to measure the fair value are observable or unobservable as defined in Note 20 Fair Value of Financial Instruments.

(in millions of Canadian dollars)			Dec. 31, 2019				Dec. 31, 2018

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Fixed income	–	396	–	396	–	351	–	351

Equities

Canadian	–	173	–	173	–	142	–	142

International	–	190	–	190	–	309	–	309

U.S.	–	51	–	51	–	47	–	47

Global	–	412	–	412	–	186	–	186

Alternatives	–	125	63	188	–	107	59	166

Derivatives	–	4	–	4	–	(9)	–	(9)

Other*	59	–	–	59	52	–	–	52

Total	$ 59	$ 1,351	$ 63	$ 1,473	$ 52	$ 1,133	$ 59	$ 1,244

*	Represents cash and cash held with CRA.

EDC 2019 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 137

The pension expenses recognized in the Consolidated Statement of Comprehensive Income, as split in their DB and DC components, were as follows:

(in millions of Canadian dollars)	2019							2018

	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Defined benefit

Current service costs	24	2	5	31	28	2	6	36

Administrative costs	1	–	–	1	1	–	–	1

Service costs	25	2	5	32	29	2	6	37

Interest cost on benefit obligation	42	4	7	53	38	3	6	47

Interest income on plan assets	(45)	(3)	–	(48)	(41)	(4)	–	(45)

Net interest on the defined benefit liability (asset)	(3)	1	7	5	(3)	(1)	6	2

Total defined benefit expense	22	3	12	37	26	1	12	39

Defined contribution expense	8	–	–	8	8	1	–	9

Total	$30	$3	$12	$45	$34	$2	$12	$48

KEY ASSUMPTIONS

The following table outlines the key assumptions used in measuring the obligations of the defined benefit components of the plans:

Assumptions		Dec. 31, 2019			Dec. 31, 2018

(Weighted average)	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans

Defined benefit obligation:

Discount rate	3.2%	3.2%	3.2%	3.9%	3.9%	4.0%

Inflation	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

Rate of compensation increase*	3.9%	3.9%	4.4%	3.9%	3.9%	4.1%

Benefit costs:

Discount rate on projected defined benefit obligation	3.9%	3.9%	4.0%	3.6%	3.6%	3.5%

Inflation	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

Rate of compensation increase*	3.9%	3.9%	4.1%	4.0%	4.0%	4.1%

Assumed medical cost trend:

Initial medical cost trend rate	–	–	4.5%	–	–	4.9%

Medical cost trend rate declines to	–	–	4.5%	–	–	4.5%

Year that the rate reaches the ultimate trend rate	–	–	2020	–	–	2020

Dental care trend	–	–	4.3%	–	–	4.3%

*	The rate of compensation increase includes a merit and promotional component which varies by age for each individual employee.

Due to the long-term nature of the pension plans, the calculation of expenses and obligations depends on various assumptions.

These assumptions require significant judgment and have inherent uncertainties that management may not be able to control.

The assumptions are determined annually by management, in consultation with our actuaries.

Accounting standards require that the discount rate used to determine the DB obligations be based on market rates for high-quality corporate bonds that match the currency and estimated term of the obligations. Our methodology used to set the discount rate is based on the Canadian Institute of Actuaries’ (CIA) preferred methodology. The standards also require that the interest income on plan assets be computed by applying the discount rate used to measure the plan obligation at the beginning of the year.

138 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2019 ANNUAL REPORT

Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics in the form of post-retirement mortality tables.

REMEASUREMENTS RECOGNIZED IN OTHER COMPREHENSIVE INCOME (OCI)

As a result of applying the previously discussed assumptions, actuarial gains or losses on the DB plans arise from the difference between actual and expected experience and are immediately recognized in OCI. These amounts have been closed out to retained earnings. As such, there is no accumulated OCI in respect of these amounts.

The table below summarizes the remeasurement recognized in OCI during the year:

(in millions of Canadian dollars)				2019				2018

	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Remeasurement on retirement benefit obligations

Actuarial gain (loss) – plan experience assumptions	(7)	3	9	5	(3)	(2)	8	3

Actuarial gain (loss) – demographic assumptions	–	–	–	–	2	–	–	2

Actuarial gain (loss) – financial assumptions	(158)	(13)	(37)	(208)	62	4	16	82

	(165)	(10)	(28)	(203)	61	2	24	87

Remeasurement on plan assets excluding interest income

Return (loss) on plan assets	157	6	–	163	(38)	(5)	–	(43)

Total	$ (8)	$ (4)	$ (28)	$ (40)	$ 23	$ (3)	$ 24	$ 44

SENSITIVITY ANALYSIS

The following table outlines the potential impact of changes in certain key assumptions used in measuring the DB obligations. The sensitivity analysis contained in this table is hypothetical and should be used with caution.

(in millions of Canadian dollars)			Dec. 31, 2019

	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans		Total

Sensitivity of Assumptions	Obligation	Obligation	Obligation		Obligation

Discount rate

Impact of: 1% increase ($)	(222)	(18)	(37)		(277)

1% decrease ($)	295	23	50		368

Longevity risk sensitivity

Impact of: increase of 1 year in life expectancy	34	3	7		44

Rate of compensation increase

Impact of: 1% increase ($)	33	13	1		47

1% decrease ($)	(34)	(7)	(1)		(42)

Inflation rate assumption

Impact of: 0.25% increase ($)	53	5	n/a	*	58

0.25% decrease ($)	(50)	(4)	n/a	*	(54)

*	Inflation rate assumption for the other benefit plans is already factored into the other sensitivities.

A one percentage point increase in assumed health care cost trends would have increased the service and interest cost by $3 million and the obligation by $48 million. Whereas a one percentage point decrease would have decreased the service and interest costs by $2 million and the obligation by $36 million.

EDC 2019 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 139

TOTAL CONTRIBUTIONS

Total employer contributions for pension, other post-employment and other post-retirement benefits were as follows:

(in millions of Canadian dollars)				2019				2018

	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

DB

Regular contributions	13	–	2	15	12	1	2	15

Special contributions	14	5	–	19	17	–	–	17

Total defined benefit cash payments	27	5	2	34	29	1	2	32

DC

Total defined contribution cash payments	8	–	–	8	8	1	–	9

Total cash payments	$ 35	$ 5	$ 2	$ 42	$ 37	$ 2	$ 2	$ 41

We expect to contribute $41 million to the Plans in 2020 which includes $26 million to the RPP DB component of the plan, $9 million to the RPP DC component of the plan, $1 million to the SRP DB component of the plan and $5 million for the other benefit plans. Additional contributions to the SRP will be determined once the actuarial valuation is complete in mid-2020.

FUNDING AND SOLVENCY VALUATION

Our appointed actuaries measure the DB obligations for accounting purposes as at December 31 of each year. We fund our DB pension plans in accordance with actuarially determined amounts required to satisfy employee benefit obligations under current federal pension regulations. The most recent funding valuation for the RPP and the SRP was as at December 31, 2018. The next formal valuations will be conducted by the Plans’ actuaries in 2020 and will be as at December 31, 2019.

The financial health of a pension plan is measured by actuarial valuations, which are prepared on both a going-concern and a solvency basis. The EDC DB RPP ratios as at December 31, 2018 were 153.8% (2017 –151.6%) on a going-concern basis and 95.1% (2017 – 94.7%) on a solvency basis. Since EDC’s solvency ratio for the RPP is less than 100%, we are required by federal pension legislation to make special monthly solvency contributions. During 2019, we contributed special payments of $14 million into the RPP, $5 million into the SRP and will continue to remit all required solvency payments. The solvency ratio for the SRP as at December 31, 2018 was 89.3% (2017 – 99.4%).

31. Related Party Transactions

We enter into transactions with other government departments, agencies and Crown corporations in the normal course of business, under terms and conditions similar to those that apply to unrelated parties. The following disclosure is in addition to the related party disclosure provided elsewhere in these financial statements. All material related party transactions are either disclosed below or in the relevant notes. These transactions were measured at their exchange amounts.

CANADA ACCOUNT ADMINISTRATIVE EXPENSE RECOVERY

As described in Note 32, we enter into certain financial and contingent liability transactions on behalf of the Government of Canada known as “Canada Account” transactions. We are compensated for expenses and overhead relating to Canada Account activities. In 2019, the administrative expense recovery was $5 million (2018 – $6 million). These amounts are netted against administrative expenses on the Consolidated Statement of Comprehensive Income.

KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel, defined as those having authority and responsibility for planning, directing and controlling the activities of EDC, include the Board of Directors and the Executive Management team.

140 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2019 ANNUAL REPORT

The remuneration of key management personnel is determined as follows:

•	Chairperson and other independent Directors receive an annual retainer for Board and Committee meetings based on a fee schedule in accordance with Treasury Board Guidelines. Chairs of committees receive a base retainer plus an additional $2,000.

•	Executive Management team, except for the President and CEO, remuneration is approved by the Human Resources Committee of the Board of Directors, having regard to the performance of individuals and market trends. For total compensation, EDC targets the median of its comparator group, which includes organizations from the finance, insurance, investment and banking sectors as well as Crown corporations and other relevant industries.

•	The President and CEO is compensated in accordance with the terms of the Order-in-Council based on recommendations made by the Board of Directors. Base salary for 2018-2019 was within the range of $390,300 – $458,100.

Compensation paid or payable to key management personnel during the year, including non-cash benefits subject to income tax, was as follows:

(in millions of Canadian dollars)	2019	2018
Salaries and other short-term benefits(1)	7	5
Post-employment benefits(2)	1	1
Total	$ 8	$ 6

(1)	Includes compensation paid to the Chairperson and other independent Directors, Executive Management team salaries and non-monetary compensation.

(2)	Includes pensions and post-employment life insurance, as applicable.

32. Canada Account Transactions

Pursuant to the Act, the Minister, with the concurrence of the Minister of Finance, may authorize us to undertake certain financial and contingent liability transactions on behalf of the Government of Canada. These transactions and the legislative authorities that underlie them have come to be known collectively as “Canada Account”. Accounts for these transactions are maintained separately from our accounts and are consolidated annually as at March 31 with the financial statements of the Government of Canada, which are reported upon separately by the Government and audited by the Auditor General of Canada. The assets under the Canada Account, mainly loans receivable and accrued interest and fees, are recorded in accordance with the accounting policies and practices of the Government of Canada and amounted to $8.0 billion at the end of December 2019 (2018 – $6.8 billion).

The Act allows the Canada Account to have outstanding loans and commitments to borrowers and arrangements giving rise to contingent liabilities under contracts of insurance and other agreements up to a maximum of $20 billion. The position against the statutory limit at the end of 2019, determined in accordance with the requirements of the Act, was $9.6 billion (2018 – $7.9 billion).

33. Subsequent Event

A number of measures were announced by the Government of Canada starting March 2020 that will increase EDC’s capacity to assist Canadian companies during this period of economic uncertainty. The announced measures include the following:

•	Activation of the Business Credit Availability Program (BCAP) which is expected to increase business volumes in the commercial financing and insurance programs through our existing suite of financial solutions.

•	EDC’s mandate has been temporarily expanded to support domestic financial transactions.

•	The Minister of Finance has been temporarily provided with the flexibility to set EDC’s capital and contingent liability limits as well as the Canada Account limit.

Given the significant impact of this period of uncertainty on both Canadian businesses and companies and governments around the world, and the resulting volatility in financial markets, we expect to see significant effects on several of our financial statement line items and on our financial results in 2020. The timing and size of those impacts is not possible to forecast at this time.

EDC 2019 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 141

TEN-YEAR REVIEW

STATEMENT OF FINANCIAL POSITION

as at December 31

(in millions of Canadian dollars)	2019	2018	2017

Gross loans receivable	51,601	54,609	51,199

Accrued interest and fees receivable	242	272	241

Deferred loan revenue and other credits	(278)	(315)	(313)

Allowance for losses on loans	(930)	(820)	(1,363)

Net loans receivable	50,635	53,746	49,764

Investments	1,627	1,342	1,124

Cash and marketable securities	10,930	13,289	8,214

Reinsurers’ share of premium and claims liabilities	120	150	103

Property, plant and equipment	43	50	54

Intangible assets	108	110	106

Other assets	1,109	693	755

Total Assets	$64,572	$69,380	$60,120

Loans payable	52,404	55,448	47,114

Other liabilities	1,755	2,519	2,152

Allowance for losses on loan commitments	10	20	14

Premium and claims liabilities	500	890	608

Loan guarantees	147	158	192

Total Liabilities	54,816	59,035	50,080

Share capital	1,333	1,333	1,333

Retained earnings	8,423	9,012	8,707

Equity	9,756	10,345	10,040

Total Liabilities and Equity	$64,572	$69,380	$60,120

142 TEN-YEAR REVIEW | EDC 2019 ANNUAL REPORT

2016	2015	2014	2013	2012	2011	2010

55,375	53,326	41,791	36,549	30,336	29,093	26,997

236	200	163	154	157	145	163

(361)	(390)	(368)	(346)	(362)	(558)	(549)

(1,552)	(1,715)	(1,163)	(1,246)	(1,182)	(1,680)	(1,561)

53,698	51,421	40,423	35,111	28,949	27,000	25,050

1,005	848	689	537	429	385	317

7,389	7,694	6,545	4,066	4,236	3,886	3,803

116	141	88	93	90	129	109

55	53	56	59	66	74	33

92	71	56	44	38	40	42

769	741	1,147	1,606	2,425	2,082	2,528

$ 63,124	$ 60,969	$ 49,004	$ 41,516	$ 36,233	$ 33,596	$ 31,882

49,101	46,909	38,038	31,259	25,880	23,570	22,484

3,359	3,936	1,935	1,068	676	588	459

78	113	44	47	58	41	93

656	688	618	606	583	875	640

167	158	153	165	161	266	245

53,361	51,804	40,788	33,145	27,358	25,340	23,921

1,333	1,333	1,333	1,333	1,333	1,333	1,333

8,430	7,832	6,883	7,038	7,542	6,923	6,628

9,763	9,165	8,216	8,371	8,875	8,256	7,961

$ 63,124	$ 60,969	$ 49,004	$ 41,516	$ 36,233	$ 33,596	$ 31,882

EDC 2019 ANNUAL REPORT | TEN-YEAR REVIEW 143

STATEMENT OF COMPREHENSIVE INCOME

for the year ended December 31

(in millions of Canadian dollars)	2019	2018	2017

Financing and investment revenue:

Loan	2,295	2,207	1,915

Finance lease	–	–	–

Operating lease	–	–	–

Debt relief	–	–	–

Marketable securities	255	257	93

Investments	7	9	9

Total financing and investment revenue	2,557	2,473	2,017

Interest expense	1,307	1,219	715

Leasing and financing related expenses	31	33	45

Net Financing and Investment Income	1,219	1,221	1,257

Loan Guarantee Fees	55	48	43

Insurance premiums and guarantee fees	243	243	239

Reinsurance ceded	(41)	(39)	(39)

Net Insurance Premiums and Guarantee Fees	202	204	200

Other (Income) Expenses	110	(98)	34

Administrative Expenses	538	497	431

Income before Provision and Claims-Related Expenses	828	1,074	1,035

Provision for (Reversal of) Credit Losses	240	(11)	(119)

Claims-Related Expenses (Recovery)	126	255	157

Net Income	462	830	997

Other comprehensive income (loss)	(40)	44	66

Comprehensive Income	$ 422	$ 874	$ 1,063

144 TEN-YEAR REVIEW | EDC 2019 ANNUAL REPORT

2016	2015	2014	2013	2012	2011	2010

1,720	1,475	1,239	1,174	1,116	1,009	1,004

1	5	5	6	6	7	8

–	–	50	55	17	21	32

–	–	–	–	–	4	25

73	60	45	32	36	46	47

9	8	6	8	5	12	8

1,803	1,548	1,345	1,275	1,180	1,099	1,124

450	183	70	30	108	93	147

37	28	48	49	33	32	53

1,316	1,337	1,227	1,196	1,039	974	924

40	41	36	36	38	32	33

229	224	218	215	216	251	221

(37)	(30)	(23)	(22)	(20)	(17)	(11)

192	194	195	193	196	234	210

76	(200)	(76)	109	16	(61)	49

385	351	327	310	308	284	273

1,087	1,421	1,207	1,006	949	1,017	845

(31)	437	(39)	30	(340)	125	(631)

46	59	117	159	(38)	247	1

1,072	925	1,129	817	1,327	645	1,475

26	24	(155)	119	51	–	–

$ 1,098	$ 949	$ 974	$ 936	$ 1,378	$ 645	$ 1,475

EDC 2019 ANNUAL REPORT | TEN-YEAR REVIEW 145

CORPORATE ACCOUNT

Financial Arrangements Facilitated

(in millions of Canadian dollars)	2019	2018	2017

Financing

Direct financing	25,008	27,109	26,756

Guarantees	2,078	2,053	1,601

	27,086	29,162	28,357

FinDev Canada business facilitated	85	39	–

Total	27,171	29,201	28,357

Insurance

Credit insurance	57,569	58,555	55,827

Financial institutions insurance	6,915	4,259	8,205

International trade guarantee	8,612	10,204	8,795

Political risk insurance	2,407	2,438	2,551

Total	75,503	75,456	75,378

Financial and Other Data

Financing (in millions of Canadian dollars)

Value of gross loans receivable	51,601	54,609	51,199

Value of investments	1,627	1,342	1,124

Value of undisbursed loans	17,965	20,778	20,784

Value of undisbursed investments	839	736	785

Value of loan disbursements	21,692	31,240	27,625

Value of disbursements for investments	311	268	270

Value of liability on loan guarantees	2,972	2,993	2,473

Undisbursed amounts on loan guarantees	580	281	143

Amounts available for allocation under confirmed LOC	158	121	112

Loan amounts rescheduled	–	–	–

Loan amounts written off	105	119	43

Number of current lines of credit and protocols	7	8	12

Insurance (in millions of Canadian dollars)

Value of liability on insurance and guarantees	23,690	23,930	21,648

Value of claims paid	465	74	201

Value of claims recovered	18	56	44

Value of claims outstanding at end of year	892	772	791

Value of claims under consideration at end of year	8	319	310

Number of policies issued	6,744	7,980	6,750

Number of insurance policies and guarantees in force	7,574	7,776	7,318

146 TEN-YEAR REVIEW | EDC 2019 ANNUAL REPORT

2016	2015	2014	2013	2012	2011	2010

26,587	24,277	20,613	17,497	13,754	13,734	12,472

1,483	1,133	963	851	864	893	936

28,070	25,410	21,576	18,348	14,618	14,627	13,408

–	–	–	–	–	–	–

28,070	25,410	21,576	18,348	14,618	14,627	13,408

55,724	60,175	56,020	56,224	54,087	62,872	52,073

7,421	7,666	11,415	10,630	9,295	13,914	8,324

8,098	8,149	7,216	7,467	6,594	8,228	8,391

2,728	2,805	2,643	2,743	2,855	2,859	2,420

73,971	78,795	77,294	77,064	72,831	87,873	71,208

55,375	53,326	41,791	36,549	30,336	29,093	26,997

1,005	848	689	537	429	385	317

19,147	19,928	16,593	14,885	13,391	9,722	8,775

914	903	672	541	417	283	314

22,709	18,800	15,186	14,100	11,887	10,393	10,095

237	209	149	124	121	106	117

2,411	2,086	1,963	1,954	1,907	2,506	2,304

103	101	145	137	197	234	243

181	109	122	157	111	410	384

24	–	50	–	–	4	25

193	42	165	62	408	76	75

13	16	21	26	37	56	57

22,693	24,314	22,155	22,807	21,673	25,732	23,171

110	143	72	61	358	55	126

23	15	13	10	22	40	36

732	806	666	637	627	381	440

305	307	12	30	11	315	8

6,490	6,623	7,018	7,836	7,525	7,913	9,714

7,302	7,383	7,967	8,553	8,214	8,665	9,238

EDC 2019 ANNUAL REPORT | TEN-YEAR REVIEW 147

CANADA ACCOUNT

Financial Arrangements Facilitated

(in millions of Canadian dollars)	2019		2018	2017

Financing

Direct financing	9,370	(3)	8,000	–

Insurance

Credit insurance	28		15	36

Financial institutions insurance	–		–	–

International trade guarantee	–		–	–

Political risk insurance	–		–	–

Subtotal	28		15	36

Total	9,398		8,015	36

Financial and Other Data

Financing (in millions of Canadian dollars)

Value of total loans and notes receivable	7,767		6,593	2,586

Value of undisbursed loans	1,734		1,210	–

Value of loan disbursements (net of guarantees)	1,931		5,290	–

Value of liability on loan guarantees	55		76	98

Undisbursed amounts on loan guarantees	–		–	–

Amounts available for allocation	–		–	–

Loan amounts rescheduled	–		–	–

Number of transactions financed	4		1	–

Insurance (in millions of Canadian dollars)

Value of liability on insurance and guarantees	–		–	5

Value of claims paid	–		–	–

Value of claims recovered	–		–	–

Value of claims outstanding at end of year	–		–	–

Number of policies issued	–		–	–

Number of insurance policies and guarantees in force	–		1	1

(1)	Includes activity pursuant to the Softwood Lumber deposit refund mechanism transactions.

(2)	Includes amounts disbursed in conjunction with the Ontario Financing Authority relating to loans in the automotive sector.

(3)	Includes renewal activity considered new signings.

148 TEN-YEAR REVIEW | EDC 2019 ANNUAL REPORT

2016	2015	(1)	2014	(1)	2013	2012	2011		2010

–	156		25		–	1	–		76

28	41		28		30	41	44		129
–	–		–		–	–	–		–
–	–		–		–	–	–		–
–	–		–		–	–	–		–
28	41		28		30	41	44		129
28	197		53		30	42	44		205

2,998	3,359		2,924		2,821	3,164	3,442		4,720
–	–		–		–	–	–		505
–	156		25		–	–	569	(2)	446	(2)
121	142		164		186	208	241		295
–	–		–		–	–	–		–
–	–		–		–	–	–		–
–	–		–		–	–	–		2
–	2		1		–	–	–		5

3	7		6		9	9	8		10

–	–		–		–	–	–		–
–	–		–		–	–	–		–
–	–		–		–	–	13		13
–	–		–		–	–	–		1
1	1		1		1	1	4		7

EDC 2019 ANNUAL REPORT | TEN-YEAR REVIEW 149

GLOSSARY OF FINANCIAL TERMS

Actuarial Gains or Losses – Changes in the value of the defined benefit obligation and the plan assets due to differences between actuarial assumptions and what has actually occurred and due to changes in actuarial assumptions.

Actuarial Valuation (re: Pension Benefit Plans) – An assessment of the financial status of a benefit plan performed by an independent actuary. It includes the valuation of any plan assets and the defined benefit obligation using estimates of future events that will affect the costs and obligation for employee benefits plans.

Amortized Cost – The amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability.

Basis Point – One one-hundredth of a percentage point.

CDOR – Canadian Dollar Offered Rate – An industry determined financial benchmark and the recognized benchmark index for Canadian bankers’ acceptances with a term to maturity of one year or less.

Contingent Liability – Potential debt which arises from past events and may become an actual obligation if certain events occur or fail to occur. Contingent liability is also referred to as insurance policies and guarantees outstanding.

Credit Risk – The risk of loss incurred if a counterparty fails to meet its financial commitments.

Defined Benefit Obligation – The actuarial present value, without deducting any plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and prior periods.

Derivative Instruments – Financial contracts that derive their value from changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities, market indexes or other financial measures. Such instruments include futures, interest rate, foreign exchange, equity, commodity and credit default swaps.

Effective Interest Rate – The rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.

Exposure at Default – Generally represents the expected gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.

Facultative Reinsurance – Reinsurance provided on a transactional basis.

Foreign Exchange Risk – The risk of loss or harm due to changes in spot and forward prices, and/or volatility of currency exchange rates.

Gross Loans Receivable – Principal amounts outstanding under existing loan agreements.

Hedge – A risk management practice used to manage interest rate or foreign exchange exposures arising from the normal course of business operations.

Individually Impaired Loans – Loans where there is objective evidence that an impairment loss has occurred.

Insurance Risk – The risk of loss or harm due to actual experience being different from that assumed when an insurance product was designed and priced.

Interest Rate Risk – The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

LIBOR – London Inter-Bank Offered Rate – The interest rate at which banks in London are prepared to lend funds to first-class banks.

Liquidity Risk – The risk that we would be unable to honour daily cash commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions.

Loss Given Default – Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.

Market Risk – The risk of loss or harm due to adverse movements in market prices, interest rates and/or foreign exchange rates.

Net Finance Margin – Net financing and investment income expressed as a percentage of average income earning assets.

Net Financing and Investment Income – Revenue earned on financing, leasing, marketable securities and investment assets, less interest and leasing and financing related expenses.

Net Revenue – Net income excluding the provision for credit losses, claims-related expenses and administrative expenses.

Operational Risk – The risk of loss or harm resulting from inadequate or failed internal processes, people and systems or from external events.

Performing Loans – Loans for which there is reasonable assurance that EDC can collect the principal and interest on time.

Probability of Default – The likelihood that a borrower will not be able to meet its scheduled repayments.

Productivity Ratio – Administrative expenses expressed as a percentage of net revenue excluding the impact due to fluctuations in the exchange rate from the rate projected in the Corporate Plan.

Structured Entity (SE) – An entity created to accomplish a narrow and well-defined objective. The SE is designed so that voting or similar rights are not the dominant factor in deciding who controls the entity.

Undisbursed Loan Commitments – A contractual amount under an existing loan agreement that has yet to be advanced to the borrower.

150 GLOSSARY OF FINANCIAL TERMS | EDC 2019 ANNUAL REPORT

CORPORATE REPRESENTATION

National

Head Office

Export Development

Canada

150 Slater Street

Ottawa, ON K1A 1K3

edc.ca

Atlantic Region

Halifax

1969 Upper Water Street

Tower 2, Suite 1605

Halifax, NS B3J 3R7

Charlottetown

119 Kent Street

Suite 240, BDC Place

Charlottetown, PE C1A 1N3

Moncton

735 Main Street

Suite 400

Moncton, NB E1C 1E5

St. John’s

510 Topsail Road

St. John’s, NL A1E 2C2

Ontario Region

Toronto

155 Wellington Street West

Suite 3120

Toronto, ON M5V 3L3

Kitchener

Catalyst137 Building

137 Glasgow Street

Suite 460

Kitchener, ON N2G 4X8

London

148 Fullarton Street

Suite 1512

London, ON N6A 5P3

Mississauga

1 City Centre Drive

Suite 805

Mississauga, ON L5B 1M2

Windsor

3270 Electricity Drive

Suite 209

Walker Industrial Park

Windsor, ON N8W 5J1

Quebec Region

Montreal

800 Victoria Square

Suite 4520

P.O. Box 124

Tour de la Bourse

Montreal, QC H4Z 1A1

Brossard

4805 Lapinière

Suite 4300

Brossard, QC J4Z 0G2

Drummondville

1412 Jean Berchmans

Michaud Street

Drummondville, QC

J2C 7V3

Quebec City

2875 Laurier Boulevard

D-3, Suite 600

Quebec, QC G1V 2M2

Sherbrooke

93 Wellington Nord Street

Sherbrooke, QC J1H 5B6

Ville Saint-Laurent

9900 Cavendish Boulevard

Suite 201

Saint-Laurent, QC

H4M 2V2

Western Region

Calgary

308 4th Avenue SW

Suite 2403

Calgary, AB T2P 0H7

Edmonton

10180 101 Street

Suite 3400

Edmonton, AB T5J 3S4

Regina

1914 Hamilton Street

Suite 300

Regina, SK S4P 3N6

Saskatoon

402 21st East

Suite 400

Saskatoon, SK S7K 0C3

Vancouver

1055 Dunsmuir Street

Suite 400, Bentall Four

P.O. Box 49086

Vancouver, BC V7X 1G4

Winnipeg

201 Portage Avenue

Suite 1050

Winnipeg, MB R3B 3K6

International

North America

Atlanta

The Consulate General

of Canada

100 Colony Square

Suite 1700

1175 Peachtree Street N.E.

Atlanta, GA

30361-6205

United States of America

Chicago

The Consulate General

of Canada

180 North Stetson Avenue

Suite 2400

Chicago, IL 60601

United States of America

Mexico City

Canadian Embassy

Calle Schiller 529

Rincón del Bosque

Colonia Polanco

México, D.F. 11560

Mexico

San Pedro Garza Garcia

Consulate General of Canada

Gomez Morin 955

4th Floor, Suite 404

San Pedro Garza Garcia, NL

C.P. 66279

Mexico

South America

Bogotá

Embassy of Canada

Carrera 7 #114 – 33,

Piso 14, Bogotá

Colombia

Lima

Embassy of Canada

Bolognesi 228, Miraflores

Lima 18, Peru

Santiago

Canadian Embassy

Nueva Tajamar

481 – 12th Floor

North Tower

Las Condes

Santiago, Chile

Rio de Janeiro

Canadian Consulate

General

Av. Atlantica 1130, 13º andar

Copacabana

CEP 22021-000

Rio de Janeiro – RJ, Brazil

São Paulo

Canadian Consulate

General

Av. das Nações

Unidas 12901

Cenu Torre Norte, Andar 16°

CEP 04578-000

São Paulo – SP, Brazil

Europe

Düsseldorf

Consulate of Canada – Düsseldorf

Benrather Strasse 8

40213 Düsseldorf

Germany

Istanbul

Canadian Consulate

209 Buyukdere Caddesi

Tekfen Tower – 16th Floor

Levent 4

Istanbul 34394

Turkey

London

High Commission of Canada

Trafalgar Square

London SW1Y 5BJ

United Kingdom

Africa/Middle East

Johannesburg

High Commission of Canada

10 Arnold Road

Johannesburg 2196

South Africa

Dubai

Consulate General of Canada

Jumeirah Emirates Towers

19th Floor

Sheikh Zayed Road

Dubai, United Arab

Emirates

Asia

New Delhi

High Commission

of Canada

7/8 Shantipath

Chanakyapuri

New Delhi   110021

India

Mumbai

Consulate General of Canada

Indiabulls Finance Centre

Tower 2, 21st Floor

Senapati Bapat Marg

Elphinstone Road (West)

Mumbai   400 013

India

Beijing

The Canadian Embassy in China

19 Dong Zhi Men Wai

Street

Chayoang District

Beijing   100600

China

Shanghai

Canadian Consulate General

ECO City Building

8th Floor, 1788 Nanjing

Xi Lu

Jing An District

Shanghai   20040

China

Singapore

12 Marina Boulevard

#34-04

Marina Bay Financial

Centre, Tower 3

Singapore   018982

Hong Kong

Canadian Consulate

5th floor, Tower 3

Exchange Square

8 Connaught Place

Central, Hong Kong SAR

Australia

Sydney

Consulate General of Canada

Quay West

111 Harrington Street

Level 5

NSW   2000

EDC 2019 ANNUAL REPORT | CORPORATE REPRESENTATION 151

EDC’S MANDATE Support and develop, directly or indirectly, Canada’s export trade and Canadian capacity to engage in that trade, as well as resond to international business opportunities. FINDEV CANADA’S MANDATE Provide, directly or indirectly, development financing and other forms of development support in a manner that is consistent with Canada’s international development priorities.

EDC is the owner of trademarks and official marks. Any use of an EDC trademark or official mark without written permission is strictly prohibited. All other trademarks appearing in this document are the property of their respective owners. The information presented is subject to change without notice. EDC assumes no responsibility for inaccuracies contained herein. Copyright © 2020 Export Development Canada. All rights reserved.